                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY, 2003

            PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA

________________________________________________________________________________
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

            JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA

________________________________________________________________________________
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F FORM 20-F |X| FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b):

                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

                                                  PERUSAHAAN PERSEROAN (PERSERO)
                                                  PT TELEKOMUNIKASI INDONESIA

                                                  ______________________________
                                                        (REGISTRANT)

DATE JULY 31ST, 2003                              BY /s/ Rochiman Sukarno
                                                     ---------------------------
                                                        (SIGNATURE)

                                                       ROCHIMAN SUKARNO
                                                  HEAD OF INVESTOR RELATION UNIT

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE  30, 2001,2002 AND 2003 AND
FOR THE SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003
(UN-AUDITED)

                                     PREFACE

I am pleased to escort the un-audited Financial Statements of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk ("TELKOM") for the six months period ended June 30, 2003 and its comparison for the same period in 2002 which contains Balance Sheets, Statement of Income, Statement of Changes in Equity and Cash Flows prepared in accordance with Generally Accepted Accounting Principles in Indonesia completed with reconciliation and additional disclosures required in accordance with U.S. Generally Accepted Accounting Principles.

The Financial Statement for the six months ended June 30, 2002 is a consolidation of TELKOM, Telkomsel, Infomedia, Indonusa, Dayamitra and KSO 6. For the six months ended June 30, 2003, the consolidation includes additional subsidiaries that were acquired or significantly controlled by Telkom in the period after June 30, 2002 namely Pramindo, KSO I, Napsindo, PII and Metra.

For the six months ended June 30, 2003, the Company recorded Net Income of Rp3,784.3 billion or increased by 12.6% compared to Net Income of Rp3,359.2 billion recorded in the comparable period of the previous year. Operating Income increase 29.2% from Rp4,968.3 billion for the six months ended June 30, 2002 to Rp6,418.5 billion for the six months ended June 30, 2003.

Inline with the current development of cellular and internet, the consolidated Operating Revenue increased significantly reflecting an increase of revenues from Cellular of 34.9%, Interconnection of 110.8%, and Data and Internet of 102.8%.

On behalf of the Board of Directors, I would like to thank all TELKOM Group partners, who have supported us in achieving the result as presented in the Financial Report.

Bandung, July     , 2003

K R I S T I O N O
----------------------
PRESIDENT DIRECTOR/CEO

PERUSAHAAN PERSEROAN (PERSERO) P.T. TELEKOMUNIKASI INDONESIA Tbk
AND SUBSIDIARIES
LIST OF CONTENTS

                                                                                         Page
                                                                                         ----
PREFACE                                                                                    i
LIST OF CONTENTS                                                                          ii

CONSOLIDATED FINANCIAL STATEMENTS - As of June 30, 2001, 2002 and 2003 and for the six months ended June 30, 2001, 2002, 2003

     Consolidated Balance Sheets                                                         F-1

     Consolidated Statements of Income                                                   F-3

     Consolidated Statements of Changes in Equity                                        F-4

     Consolidated Statements of Cash Flows                                               F-7

     Notes to Consolidated Financial Statements                                          F-9

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
JUNE 30, 2002 DAN 2003
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollar)

                                                                                      2002                   2003
                                                                                    ----------      --------------------------
                                                                       Notes            Rp              Rp         US$ (Note 3)
                                                                     ---------      ----------      ----------     -----------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                             2e,6,46        4,526,668       3,955,169        465,314
Temporary investments                                                 2f,7,46          612,347          26,540          3,122
Trade accounts receivable                                            2g,8,9,46
  Related parties - net of allowance for doubtful accounts
   of Rp414,546 million in 2002 and Rp630,748 million
   in 2003                                                                           1,905,159       1,643,628        193,368
  Third parties - net of allowance for doubtful accounts of
   Rp315,016 million in 2002 and Rp331,832 million
   in 2003                                                                           1,379,131       2,100,640        247,134
Other accounts receivable - net of allowance for doubtful
   account of Rp29,968 million in 2002 and Rp29,167
   million in 2003                                                     2g,46           183,024         299,828         35,274
Inventories - net of allowance for obsolescence of
   Rp51,184 million in 2002 and Rp49,270 million in 2003               2h,10           168,257         156,198         18,376
Prepaid expenses                                                         2i            526,218         692,899         81,518
Other current assets                                                     12             71,320         119,415         14,049
                                                                                    ----------      ----------      ---------

Total Current Assets                                                                 9,372,124       8,994,317      1,058,155
                                                                                    ----------      ----------      ---------

NONCURRENT ASSETS
Long-term investment - net                                             2f,13            94,207         172,777         20,327
Property, plant and equipment - net of accumulated
   depreciation of Rp 17,387,423 million in 2002 and
   Rp21,736,140 million in 2003                                       2j,2k,14      23,176,607      29,021,791      3,414,328
Property, plant and equipment under revenue-sharing
   arrangements - net of accumulated depreciation of
   Rp883,529 million in 2002 and Rp856,081 million in 2003            2l,15,49         410,122         338,109         39,778
Advances and other noncurrent assets                                  2n,7,46          674,005         604,508         71,119
Intangible assets                                                    1b,2c,5,16      1,273,979       1,935,445        227,699
Advance payment for investment in share of stock                      5,48,55         280,675          279,083         32,833
Escrow accounts                                                       5,17,48          138,876         286,155         33,665
Property not used in operations                                                          6,210          12,507          1,471
                                                                                    ----------      ----------      ---------

Total noncurrent assets                                                             26,054,681      32,650,375      3,841,220
                                                                                    ----------      ----------      ---------

TOTAL ASSETS                                                                        35,426,805      41,644,692      4,899,375
                                                                                    ==========      ==========      =========

See accompanying notes to consolidated financial statements which are an integral part of the consolidated financial statements

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED) (Continued)
JUNE 30, 2002 DAN 2003
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollar)

                                                                                  2002                 2003
                                                                                ----------    -------------------------
                                                                     Notes          Rp           Rp        US$ (Note 3)
                                                                  -----------   ----------    ----------   ------------
CURRENT LIABILITIES
Trade account payable                                                18,46
Related parties                                                                    909,662       457,243        53,793
Third parties                                                                      885,619     1,731,333       203,686
Other accounts payable                                                46            27,294        45,951         5,406
Taxes payable                                                        2r,19       1,432,626     1,281,853       150,806
Dividends payable                                                                2,435,355     1,295,264       152,384
Accrued expenses                                                     20,46       1,492,933     2,016,597       237,247
Unearned income                                                       2o           424,514       650,803        76,565
Advances from customers and suppliers                              21,48,55        605,709     1,041,418       122,520
Short-term bank loan                                                  22           500,000       170,627        20,074
Current maturities of long-term liabilities                       2k,5,23,24
                                                                  25,26,27,46    2,122,358     1,255,528       147,709
Liability for cross-ownership transactions                           4,46          952,571             -             -
                                                                                ----------    ----------     ---------

Total Current Liabilities                                                       11,788,641     9,946,617     1,170,190
                                                                                ----------    ----------     ---------
NONCURRENT LIABILITIES
Deferred tax liabilities - net                                       2r,41       1,776,126     1,551,547       182,535
Unearned income on revenue-sharing arrangements                   2l,15,37,49      194,602       136,968        16,114
Unearned initial investors payments under joint
   operation scheme                                                2m,34,46        114,108        63,446         7,464
Long-term liabilities - net of current maturities
Two-step loans - related party                                        24,46      7,770,200     6,950,208       817,672
Suppliers' credit loans                                             5,17,25        274,845       140,323        16,509
Bridging loan                                                       5,17,26         79,052        23,684         2,786
Project cost payable                                                               340,248             -             -
Bond payable and guaranteed notes                                     28         1,309,500     2,242,750       263,853
Bank loan                                                             29                 -       379,989        44,705
Other long-term debt                                                  2k             9,749         9,150         1,076
Liability for acquisition of a subsidiary                           5,17,27              -             -             -
                                                                                ----------    ----------     ---------

Total Noncurrent Liabilities                                                    11,868,430    11,498,065     1,352,714
                                                                                ----------    ----------     ---------
MINORITY INTEREST IN NET ASSETS OF
   SUBSIDIARIES                                                       29         1,330,263     3,880,569       456,538
                                                                                ----------    ----------     ---------

EQUITY
Capital stock - Rp500 par value per saries A Dwiwarna
share and Series B share
Authorized - one Series A Dwiwarna share and
   39.999.999.999 Series B shares
Issued and fully paid - one Series A Dwiwarna share
   and 10.079.999.639 Series B shares                                 30         5,040,000     5,040,000       592,941
Additional paid-in capital                                            31         1,073,333     1,073,333       126,274
Difference in value of restructuring transactions between
   entities under common control                                     2c,4       (7,402,343)   (7,032,455)     (827,348)
Difference due to change of equity in associated companies           2f,13         258,115       342,425        40,285
Translation adjustment                                               2d,13         174,494       159,931        18,815
Unrealized loss on decline in value of securities                    2f,7                -             -             -
Retained earning
Appropriated                                                          43           745,404     1,559,068       183,420
Unappropriated                                                                  10,550,468    15,177,139     1,785,546
                                                                                ----------    ----------     ---------

Total Equity                                                                    10,439,471    16,319,441     1,919,933
                                                                                ----------    ----------     ---------

TOTAL LIABILITIES AND EQUITY                                                    35,426,805    41,644,692     4,899,375
                                                                                ==========    ==========     =========

See accompanying notes to consolidated financial statements which are an integral part of the consolidated financial statements

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)
FOR THE SIX MONTHS ENDED JUNE 30, 2001, 2002 DAN 2003
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollar, except share and ADS data)

                                                                                2001         2002                  2003
                                                                             ----------   ----------    ---------------------------
                                                                  Notes          Rp           Rp            Rp          US$ (Note 3)
                                                               -----------   ----------   ----------    ----------     ------------
OPERATING REVENUE
   Telephone                                                      2o,32
     Fixed lines                                                              3,062,685    3,446,766     4,116,931        484,345
     Cellular                                                                 1,942,333    2,834,703     3,824,432        449,933
   Interconnection                                               2o,33.46       784,662      963,521     2,031,623        239,014
   Joint operation scheme                                      2m,2o,34,46    1,078,417    1,227,409       859,871        101,161
   Data and internet                                                35          250,851      646,227     1,310,369        154,161
   Network                                                          36          245,346      170,308       216,004         25,412
   Revenue-sharing arrangements                                     37          135,027      135,507       124,043         14,593
   Other telecommunications services                              2l,2o           2,838        1,730         5,385            634
                                                                             ----------   ----------    ----------      ---------

   Total Operating Revenue                                                    7,502,159    9,426,171    12,488,658      1,469,253
                                                                             ----------   ----------    ----------      ---------

OPERATING EXPENSES
   Personnel                                                        38          891,242    1,043,835     1,731,377        203,691
   Depreciation                                                2j,2k,2l,14    1,362,620    1,573,103     2,073,825        243,979
   Operation, maintenance and telecommunication
     services                                                     2o,39         934,027    1,093,411     1,519,085        178,716
   General and administrative                                     2o.40         612,377      596,621       527,939         62,110
   Marketing                                                        2o           88,645      150,869       217,913         25,637
                                                                             ----------   ----------    ----------      ---------

   Total Operating Expenses                                                   3,888,911    4,457,839     6,070,139        714,133
                                                                             ----------   ----------    ----------      ---------

OPERATING INCOME                                                              3,613,248    4,968,332     6,418,519        755,120
                                                                             ----------   ----------    ----------      ---------

OTHER INCOME (CHARGES)
   Interest income                                               2e,2f,46       394,017      231,734       190,219         22,379
   Interest expense                                                 46         (576,366)    (807,243)     (620,581)       (73,010)
   Gain (loss) on exchange rate differences - net                 2d,53        (937,886)     770,540       380,464         44,760
   Equity in net income (loss) of associated companies            2f,13           5,651       (5,459)        4,360            513
   Others - net                                                                 439,966       42,528        19,103          2,247
                                                                             ----------   ----------    ----------      ---------

   Other Income (Charges) - net                                                (674,618)     232,100       (26,435)        (3,111)
                                                                             ----------   ----------    ----------      ---------

INCOME BEFORE TAX                                                             2,938,630    5,200,432     6,392,084        752,009

TAX EXPENSE
   Current tax                                                    2r,41        (976,026)  (1,495,427)   (1,751,855)      (206,101)
   Deferred tax                                                   2r,41         (50,110)     (48,641)      (29,423)        (3,462)
                                                                             ----------   ----------    ----------      ---------

                                                                             (1,026,136)  (1,544,068)   (1,781,278)      (209,563)

INCOME BEFORE MINORITY INTEREST IN NET
   INCOME OF SUBSIDIARIES AND
   PRE ACQUISITION (INCOME) LOSS                                              1,912,494    3,656,364     4,610,806        542,446

PRE ACQUISITION (INCOME) LOSS OF
   SUBSIDIARIES                                                                       -            -         1,136            134

MINORITY INTEREST IN NET INCOME OF
   SUBSIDIARIES                                                     29         (191,986)    (297,146)     (825,403)       (97,106)
                                                                             ----------   ----------    ----------      ---------

NET INCOME                                                                    1,720,508    3,359,218     3,784,267        445,206
                                                                             ==========   ==========    ==========      =========
BASIC EARNINGS PER SHARES                                        2s,42,43
   Net income per share                                                          170.69       333.26        375.42           0.04
                                                                             ==========   ==========    ==========      =========
   Net income per ADS
   (20 shares B per ADS)                                                       3,413.71     6,665.12      7,508.47           0.88
                                                                             ==========   ==========    ==========      =========

See accompanying notes to consolidated financial statements which are an integral part of the consolidated financial statements

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah)

                                                                                             Difference in value
                                                                                               of restructuring
                                                                                                  transaction      Difference due to
                                                                                               between entities     change of equity
                                                                 Capital     Additional             under           in associated
                                                                  Stock    paid-in capital      common control         companies
                                                                ---------  ---------------   -------------------   -----------------
                       Description                      Notes     Rp             Rp                  Rp                   Rp
-----------------------------------------------------   -----   ---------  ---------------   -------------------   ----------------
Balance as of January 1, 2001                                   5,040,000       1,073,333                -              426,397

Equity decline in net assets of Telkomsel, GSD and
   Indonusa - net of deferred tax effect of Rp 2,616
   million                                              2c,12           -               -                -                6,021

Unrealized loss on decline in value of securities        2f,7           -               -                -                    -

Increase in value of long-term investment in CSM
   as result of foreign currency translation from US
   Dollar to Rupiah - net of deferred tax effect of
   Rp 4,058 million                                     2d,13           -               -                -                    -

Loss of DMT exceeds the book value                      2c,12           -               -                -              (11,457)

Difference in value of restructuring transaction
   between entities under common control                                -               -       (9,418,560)                   -

Reserved during the Annual General Meeting
   of the Stockholders on June 21, 2002:
   Appropriation for general reserve                                    -               -                -                    -
   Declaration of cash dividend                                         -               -                -                    -
                                                                        -               -                -                    -
Net income for the year                                                 -               -                -                    -
                                                                ---------       ---------       ----------              -------

Balance as of June 30, 2001                                     5,040,000       1,073,333       (9,418,560)             420,961
                                                                =========       =========       ==========              =======




                                                          Unrealized loss                       Retained earnings
                                                          on decline in      Translation  ------------------------------   Total
                                                        value of securities   adjustment  Appropriated  Unappropriated     equity
                                                        -------------------  -----------  ------------  --------------   ----------
                       Description                              Rp               Rp            Rp             Rp             Rp
-----------------------------------------------------   -------------------  -----------  ------------  --------------   ----------
Balance as of January 1, 2001                                  (165)            177,114       193,442      6,777,523     13,687,644

Equity decline in net assets of Telkomsel, GSD and
   Indonusa - net of deferred tax effect of Rp 2,616
   million                                                        -                   -             -              -          6,021

Unrealized loss on decline in value of securities               (73)                  -             -              -            (73)

Increase in value of long-term investment in CSM
   as result of foreign currency translation from US
   Dollar to Rupiah - net of deferred tax effect of
   Rp 4,058 million                                               -               9,460             -              -          9,460

Loss of DMT exceeds the book value                                -                   -             -              -        (11,457)

Difference in value of restructuring transaction                                      -             -              -
   between entities under common control                          -                   -             -              -     (9,418,560)

Reserved during the Annual General Meeting
   of the Stockholders on June 21, 2002:
   Appropriation for general reserve                              -                   -       126,951       (126,951)             -
   Declaration of cash dividend                                   -                   -             -       (888,655)      (888,655)
                                                                  -                   -             -
Net income for the year                                           -                   -             -      1,720,508      1,720,508
                                                             ------          ----------     ---------      ---------     ----------

Balance as of June 30, 2001                                    (238)            186,574       320,393      7,482,425      5,104,888
                                                             ======          ==========     =========      =========     ==========

See accompanying notes to consolidated financial statements which are an integral part of the consolidated financial statements

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah)

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                            Difference in value
                                                                                             of restructuring
                                                                                               transaction        Difference due to
                                                                                             between entities     change of equity
                                                                 Capital      Additional        under              in associated
                                                                  Stock    paid-in capital    common control          companies
                                                                ---------  ---------------  -------------------   -----------------
                      Description                       Notes      Rp           Rp                  Rp                   Rp
----------------------------------------------------  --------  ---------  ---------------  -------------------   -----------------
Balance as of January 1, 2002                                   5,040,000     1,073,333         (7,402,343)            342,425

 Equity decline in net assets of Patrakom and CSM
   - net of deferred tax effect of Rp 36,133 million     2c,4           -             -                  -             (84,310)

 Sales of Seruni marketable securities                   2f,7           -             -                  -                   -

 Increase in value of long-term investment in CSM as
   result of foreign currency translation from US
   Dollar to Rupiah - net of deferred tax effect of
   Rp 2,219 million                                     3d,13           -             -                  -                   -

 Intercompany transaction that has not been settled                     -             -                  -                   -

 Reserved during the Annual General Meeting
   of the Stockholders on June 21, 2002:
   Appropriation for general reserve                                    -             -                  -                   -
   Declaration of cash dividend                                         -             -                  -                   -

 Net income for the year                                                -             -                  -                   -
                                                                ---------  ------------     --------------        ------------
Balance as of June 30, 2002                                     5,040,000     1,073,333         (7,402,343)            258,115
                                                                =========  ============     ==============        ============

------------------------------------------------------------------------------------------------------------------------------------
                                                        Unrealized loss                        Retained earnings
                                                        on decline in      Translation  -----------------------------      Total
                                                      value of securities   adjustment   Appropriated   Unappropriated     equity
                                                      -------------------  -----------  -------------   --------------   -----------
                      Description                             Rp                Rp            Rp              Rp              Rp
----------------------------------------------------  -------------------  -----------  -------------   --------------   -----------
Balance as of January 1, 2002                                (207)            179,672       320,393        9,770,303      9,323,576

 Equity decline in net assets of Patrakom and CSM
   - net of deferred tax effect of Rp 36,133 million            -                   -             -                -        (84,310)

 Sales of Seruni marketable securities                        207                   -             -                -            207

 Increase in value of long-term investment in CSM as
   result of foreign currency translation from US
   Dollar to Rupiah - net of deferred tax effect
   of Rp 2,219 million                                          -              (5,178)            -                -         (5,178)

 Intercompany transaction that has not been settled             -                   -             -          (28,987)       (28,987)

 Reserved during the Annual General Meeting
   of the Stockholders on June 21, 2002:
   Appropriation for general reserve                            -                   -       425,011         (425,011)             -
   Declaration of cash dividend                                 -                   -             -       (2,125,055)    (2,125,055)

 Net income for the year                                        -                   -             -        3,359,218      3,359,218
                                                      -----------           ---------    ----------     ------------     ----------
Balance as of June 30, 2002                                     -             174,494       745,404       10,550,468     10,439,471
                                                      ===========           =========    ==========     ============     ==========

See accompanying notes to consolidated financial statements which are an integral part of the consolidated financial statements

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah)

----------------------------------------------------------------------------------------------------------------------------------
                                                                                           Difference in value
                                                                                            of restructuring
                                                                                               transaction       Difference due to
                                                                                            between entities     change of equity
                                                               Capital      Additional            under            in associated
                                                                Stock     paid-in capital    common control          companies
                                                              ---------   ---------------  -------------------   -----------------
                   Description                        Notes      Rp             Rp                 Rp                   Rp
----------------------------------------------------  -----   ---------   ---------------  -------------------   -----------------
Balance as of January 1, 2003                                 5,040,000      1,073,333         (7,032,455)            342,425

 Increase in value of long-term investment in CSM as
  result of foreign currency translation from US
  Dollar to Rupiah - net of deferred tax effect of
  Rp 2,158 million                                    3d,13           -             -                  -                   -

 Reserved during the Annual General Meeting
  of the Stockholders on May 9, 2003:
  Appropriation for general reserve                                   -              -                  -                   -
  Declaration of cash dividend                                        -              -                  -                   -
  Appropriation for social contribution                               -              -                  -                   -

Net income for the year                                               -              -                  -                   -
                                                              ---------      ---------         ----------             -------
Balance as of June 30, 2003                                   5,040,000      1,073,333         (7,032,455)            342,425
                                                              =========      =========         ==========             =======


------------------------------------------------------------------------------------------------------------------------------------
                                                        Unrealized loss                        Retained earnings
                                                         on decline in      Translation  -----------------------------     Total
                                                      value of securities   adjustment   Appropriated   Unappropriated     equity
                                                      -------------------   -----------  ------------   --------------   -----------
                   Description                                Rp                Rp            Rp              Rp             Rp
----------------------------------------------------  -------------------   -----------  ------------   --------------   -----------
Balance as of January 1, 2003                                  -              164,966       745,404       15,565,510     15,899,183

 Increase in value of long-term investment in CSM as
  result of foreign currency translation from US
  Dollar to Rupiah - net of deferred tax effect of
  Rp 2,158 million                                             -               (5,035)            -                -         (5,035)

 Reserved during the Annual General Meeting
  of the Stockholders on May 9, 2003:
  Appropriation for general reserve                            -                    -       813,664         (813,664)            -
  Declaration of cash dividend                                 -                    -             -       (3,338,110)    (3,338,110)
  Appropriation for social contribution                        -                    -             -          (20,864)       (20,864)

Net income for the year                                        -                    -             -        3,784,267      3,784,267
                                                               -              -------     ---------       ----------     ----------
Balance as of June 30, 2003                                    -              159,931     1,559,068       15,177,139     16,319,441
                                                               =              =======     =========       ==========     ==========

See accompanying notes to consolidated financial statements which are an integral part of the consolidated financial statements

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOW (UNAUDITED)
FOR THE SIX MONTHS ENDED JUNE 30, 2001, 2002 DAN 2003
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollar, except share and ADS data)

                                                                             2001           2002                 2003
                                                                          ----------     ----------    --------------------------
                                                                              Rp            Rp             Rp        US$ (Note 3)
                                                                          ----------     ----------    ----------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from operating revenues
   Telephone
       Fixed Lines                                                         3,132,836      3,152,950     3,481,519       409,590
       Cellular                                                            2,100,016      3,639,719     5,273,027       620,356
   Joint Operation Scheme                                                  1,068,030        862,042       535,551        63,006
   Interconnection - net                                                     642,890        970,185     1,635,391       192,399
   Other telecomunication services                                           405,638        579,146       439,587        51,716
                                                                          ----------     ----------    ----------     ---------
   Total cash receipts from operating revenues                             7,349,410      9,204,042    11,365,075     1,337,067
Cash payments for operating expenses                                      (2,103,462)    (2,475,809)   (5,161,123)     (607,191)
                                                                          ----------     ----------    ----------     ---------

Cash generated from operations                                             5,245,948      6,728,233     6,203,952       729,876
                                                                          ----------     ----------    ----------     ---------

Interest received                                                            395,373        224,843       195,301        22,977
Income tax                                                                  (849,355)    (2,381,033)   (1,986,706)     (233,730)
Interest paid                                                               (507,982)      (479,735)     (507,497)      (59,706)
Advances from customers                                                     (488,059)         1,143       (26,026)       (3,062)
                                                                          ----------     ----------    ----------     ---------

Net Cash Provided by Operating Activities                                  3,795,925      4,093,451     3,879,024       456,355
                                                                          ----------     ----------    ----------     ---------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from investments and maturity of time deposits                    6,543,959        345,896     1,647,830       193,862
Proceeds from sale of property, plant and equipment                            1,909         22,544        47,722         5,614
Payment for cross-ownership transaction                                                  (1,628,317)                          -
Purchases of marketable securities and placements
       in time deposits                                                   (2,149,787)      (519,884)     (601,370)      (70,749)
Acquisition of property, plant and equipment                              (2,135,242)    (1,943,672)   (3,239,180)     (381,080)
Decrease (Increase) in advances and others                                  (302,107)       117,508       285,456        33,583
Advance payment for long-term investment                                  (4,305,515)      (245,873)      (31,660)       (3,725)
Cash dividends receipt                                                         3,425                      336,288        39,563
Acquisition of subsidiaries                                                                              (913,240)     (107,440)
                                                                          ----------     ----------    ----------     ---------

Net Cash Used in Investing Activities                                     (2,343,358)    (3,851,798)   (2,468,154)     (290,372)
                                                                          ----------     ----------    ----------     ---------

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of long-term liabilities                                          (512,765)    (1,009,213)     (386,712)      (45,496)
Cash dividends paid                                                         (445,072)       (12,189)   (2,469,569)     (290,538)
Distribution of income as social contribution                                   (537)
Security deposits                                                                                         (38,101)       (4,482)
Additional capital from retained earning                                                    (25,000)                          -
Received of long-term liabilities                                                         1,826,080        23,370         2,749
Decrease (Increase) in escrow account                                        (71,247)      (138,876)     (285,473)      (33,585)
                                                                          ----------     ----------    ----------     ---------

Net Cash Used in Financing Activities                                     (1,029,621)       640,802    (3,156,485)     (371,352)
                                                                          ----------     ----------    ----------     ---------

NET INCREASE (DECREASE) IN CASH AND
       CASH EQUIVALENTS                                                      422,946        882,455    (1,745,615)     (205,369)

CASH AND CASH EQUIVALENTS AT BEGINNING                                     3,936,092      3,644,213     5,699,070       670,479
       OF YEAR

EFFECT OF FOREIGN EXCHANGE AND CONSOLIDATED
   OF B.O.Y. OF SUBSIDIARIES                                                  33,357              -         1,714           202

CASH AND CASH EQUIVALENTS AT JUNE 30                                       4,392,395      4,526,668     3,955,169       465,312
                                                                          ==========     ==========    ==========     =========

See accompanying notes to consolidated financial statements which are an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOW (UNAUDITED)
FOR THE SIX MONTHS ENDED JUNE 30, 2001, 2002 DAN 2003
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollar, except share and ADS data)

                                                                             2001          2002                  2003
                                                                          ----------    ----------    ---------------------------
                                                                              Rp            Rp            Rp         US$ (Note 3)
                                                                          ----------    ----------    ----------     ------------
SUPLEMENTAL CASH FLOW INFORMATION

Noncash investing and financing activities:
   Capitalization of borrowing costs during construction:                     67,888       (39,094)        5,298           623
   Equity changes in associated company
    which affecting following accounts:
    Foreign exchange translation adjustment                                    9,460        (5,178)       (5,035)         (592)
    Difference due to change of equity in associated
      companies                                                               (5,436)      (84,310)            -             -

See accompanying notes to consolidated financial statements which are an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UN-AUDITED)
JUNE 30, 2002 AND 2003, AND FOR THE SIX MONTHS ENDED
JUNE 30, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.       GENERAL

         a.       Establishment and General Information

                  Perusahaan (Persero) P.T. Telekomunikasi Indonesia Tbk (the "Company") was originally a part of "Post en Telegraafdienst", which was established in 1884 under the framework of Decree No. 7 dated March 27, 1884 of the Governor General of the Dutch Indies and published in State Gazette of the Dutch Indies No. 52 dated April 3, 1884.

                  In 1991, based on Government Regulation No. 25 year 1991, the status of the Company was changed into a state-owned limited liability corporation ("Persero"). The Company was established based on notarial deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H. The deed of establishment was approved by the Minister of Justice of the Republic of Indonesia in his decision letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991, and was published in State Gazette of the Republic of Indonesia No. 210 dated January 17, 1992, Supplement No. 5. The articles of association have been amended several times, the most recent amendment was made through deed No. 4 dated January 10, 2002, of Notary A. Partomuan Pohan, S.H., LL.M., concerning the change in the Company's objective, scope of activities, directors' scope of authorities and the composition of the Company's board of commissioners. The Minister of Justice and Human Rights of the Republic of Indonesia in his decision letter No. C-00682HT.01.04.Th.2002 dated January 15, 2002 approved the notary's deed.

                  The Company's principal business is the provision of domestic telecommunications services, including telephone, telex, telegram, satellite, leased lines, electronic mail, mobile communication and cellular services. In order to accelerate the construction of telecommunications facilities, to make the Company a world-class operator, and to increase the technology as well as the knowledge and skills of its employees, the Company has entered into agreements with investors to develop, manage and operate telecommunications facilities under Joint Operation Schemes (known as "Kerja Sama Operasi" or "KSO") (see Note 49).

                  Under Law No. 3/1989 on Telecommunications which took effect on April 1, 1989, Indonesian legal entities are allowed to provide basic telecommunications services in cooperation with the Company as the domestic telecommunications organizing body (or "badan penyelenggara"). Other Indonesian legal entities are also allowed to individually provide non-basic telecommunications services. In providing telecommunications services, these entities are required to obtain licenses from the Minister of Communications of the Republic of Indonesia (the Ministry of Communications assumed responsibility for the telecommunications sector from the now defunct Ministry of Tourism, Post and Telecommunications in March 1998). Government Regulation No. 8/1993 concerning the provision of telecommunications services, further provides that cooperation which provides basic telecommunications services can be in the form of joint venture, joint operation or contract management and that the entities cooperating with the domestic telecommunications organizing body must use the organizing body's telecommunications networks. If the telecommunications networks are not available, the Government Regulation requires that the cooperation be in the form of a joint venture that is capable of constructing the necessary networks.

                                    - F-9 -

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.       GENERAL (continued)

         a.       Establishment and General Information (continued)

                  The Minister of Tourism, Post and Telecommunications of the Republic of Indonesia ("MTPT"), through his two decision letters both dated August 14, 1995, reaffirmed the status of the Company as the organizing body for the provision of domestic telecommunications services. Further, effective from January 1, 1996, the Company was granted the exclusive right to provide local wire-line and fixed wireless services for a minimum period of 15 years and the exclusive right to provide domestic long-distance telecommunications services for a minimum period of 10 years. The exclusive rights also apply to telecommunications services provided for and on behalf of the Company through a KSO. This grant of rights does not affect the Company's right to provide other domestic telecommunications services.

                  On September 8, 1999, the Government issued Law No. 36/1999 on Telecommunications to replace Law No. 3/1989. Under the new Law, which took effect from September 2000, telecommunications activities cover:

                  i.       Telecommunications networks

                  ii.      Telecommunications services

                  iii.     Special telecommunications

                  National state-owned companies, regional state-owned companies, privately-owned companies and cooperatives are allowed to provide telecommunications networks and services. Individuals, government agencies and legal entities other than telecommunications networks and service providers can provide special telecommunications.

                  Under Law No. 5/1999, activities that result in monopolistic practices and unhealthy competition are prohibited. In connection with this law, Government Regulation No. 52/2000 was issued, which provides that interconnection fees shall be charged to originating telecommunications network operators where telecommunications service is provided by two or more telecommunications network operators.

                  Based on press release No. 05/HMS/JP/VIII/2000 dated August 1, 2000 from the Director General of Post and Telecommunications and the correction thereto No. 1718/UM/VII/2000 dated August 2, 2000, the period of exclusive rights granted to the Company to provide local wire-line and fixed wireless services was shortened to expire on August 2002 and August 2003 for domestic long-distance telecommunication services. In return, new operators are required to pay compensation to the Company, the amount of which is to be estimated by an independent appraiser. It is expected that as part of the compensation given to the Company, they will be granted a permit to provide international telecommunications services effective from August 2003.

                  Based on press release from the Coordination Minister of Economics dated July 31, 2002, Government decided to terminate Telkom's exclusive rights as network provided for local and long-distance since August 1, 2002. On August 1, 2002, PT Indonesian Satellite Corporation Tbk ("Indosat") was granted a license to provide local and long-distance telecommunications services.

                  The Company's head office is located in Jalan Japati No. 1, Bandung, West Java. In 1996, five of the Company's seven regional divisions started to operate as separate units (known as "KSO Units") under Joint Operation Schemes.

                                    - F-10 -

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.       GENERAL (continued)

         a.       Establishment and General Information (continued)

                  According to article 3 of its articles of association, the scope of the Company's activities is as follows:

                  1.       The Company's objective is to provide
                           telecommunications and information facilities and services, in accordance with prevailing regulations.

                  2. To achieve the above objective, the Company is involved in the following activities:

                           i. Planning, building, providing, developing, operating, marketing or selling, leasing and maintaining telecommunications and information networks in accordance with prevailing regulations.

                           ii. Planning, developing, providing, marketing or selling and improving telecommunications and information services in accordance with prevailing regulations.

                           iii. Performing activities and other undertakings in connection with the utilization and development of the Company's resources and optimizing the utilization of the Company's property, plant and equipment, information systems, education and training, and repairs and maintenance facilities.

                  As of June 30, 2002 and 2003, the Company had 34,821 employees and 32,426 employees, respectively, including those in the KSO Units.

                  Based on the resolution of the Stockholders' Extraordinary General Meeting, the minutes of which have been notarized by deed No. 37 dated June 21, 2002 of A. Partomuan Pohan, S.H., LL.M., the composition of the Company's board of commissioners from 2002 to 2004 is as follows:

                  President Commissioner                :    Bacelius Ruru
                  Commissioner                          :    Agus Haryanto
                  Commissioner                          :    Djamhari Sirat
                  Independent Commissioner              :    Arif Arryman
                  Independent Commissioner              :    Petrus Sartono

                  Based on the resolution of the Stockholders' Extraordinary General Meeting, the minutes of which have been notarized by deed No. 37 dated June 21, 2002 of the same notary, the composition of the board of directors from 2002 to 2005 is as follows:

                  Chief Executive Officer                  :   Kristiono
                  Chief Financial Officer                  :   Guntur Siregar
                  Director for Telecommunication Services  :   Garuda Sugardo
                  Chief Information Officer                :   Agus Utoyo
                  Director for Telecommunication Network   :   Suryatin Setiawan

                                    - F-11 -

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.       GENERAL (continued)

         b.       Consolidated Subsidiaries

                  The Company consolidates the following subsidiaries as a result of majority ownership or its right to control operations.


                                                                           Percentage of                       Total
                                                                             Ownership         Start of      Assets at
                                                                         -----------------    Commercial      June 30,
        Subidiaries             Domicile      Nature of Business          2002       2003     Operations        2003
---------------------------    ----------   -------------------------    -------    ------    ----------     ----------
                                                                            %          %                        Rp
PT Infomedia Nusantara           Jakarta    Data and information          51.00      51.00       1995           307,298
                                            services

PT Indonusa Telemedia            Jakarta    Multimedia                    57.50      57.50       1995            50,695

PT Telekomunikasi Selular        Jakarta    Telecommunications            77.72      65.00       1995        13,465,108

PT Dayamitra Telekomunikasi    Balikpapan   Telecommunications            90.32      90.32       1995           817,574

PT Graha Sarana Duta             Jakarta    Real estate, construction     99.99      99.99       1982            51,368
                                            and sevices

PT Pramindo Ikat Nusantara        Medan     Telecommunications                -      30.00       1995         1,816,946
                                            construction & services

PT Napsindo Primatel             Jakarta    Network Access Point,         32.00      60.00       1998            57,918
   Internasional                            Voice over Data

PT Multimedia Nusantara          Jakarta    Pay television and multi      31.00     100.00       1997            14,861
                                            media telecommunication

PT Pro Infokom Indonesia         Jakarta    Information and telecom-          -      51.00       2003             8,711
                                            munication services

                  The Company owns indirect investment through its subsidiary in the following company:


                                                                                   Percentage of
                                                                                     Ownership        Start of
                                                                   Nature of      --------------     Commercial
Name of Company                  Owner            Domicile         Business       2002      2003     Operations
----------------------      -----------------     ---------      ------------     ----      ----     ----------
                                                                                    %         %
Telekomunikasi Selular      PT Telekomunikasi     Mauritius      Fund Raising       -        100        2002
Finance Limited             Selular

Media Nusa Pte Ltd          PT Infomedia          Singapore      Sales agent                18.5

                  PT Infomedia Nusantara ("Infomedia")

                  Infomedia is engaged in providing telecommunications information services and other information services in the form of print and electronic media. In 2002, Infomedia established a new line of business to provide call center services.

                  PT Indonusa Telemedia ("Indonusa")

                  Indonusa is engaged in providing multimedia telecommunications services.

                  The Company has increased its investment in Indonusa from 35% in 2000 to 57.5% in 2001, by acquiring 2,800,000 new shares for Rp28,000 million. This acquisition resulted in goodwill of Rp654 million.

                                    - F-12 -

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.       GENERAL (continued)

         b.       Consolidated Subsidiaries (continued)

                  PT Telekomunikasi Selular ("Telkomsel")

                  Telkomsel is engaged in providing telecommunications facilities and mobile cellular services using Global System for Mobile Communication ("GSM") technology on a nationwide basis.

                  Until December 31, 2000, the investment in Telkomsel was accounted for using the equity method. The Company's cross-ownership transaction with Indosat in 2001 has increased the Company's ownership interest in Telkomsel to 77.72%. The accounting treatment of the cross-ownership transaction is discussed further in Notes 4.

                  On April 3, 2002, the Company entered into a Conditional Sale and Purchase Agreement ("CSPA") with Singapore Telkom Mobile Pte. Ltd. ("Singtel'). The CSPA covers the sale portion of the Company's shares in Telkomsel.

                  The Company sold 23.223 ordinary registered shares of the capital of Telkomsel, numbered 107,278 up to and including numbered 130,500 with a par value of Rp1,000,000 for each share representing 12.72% from Telkomsel. This transaction diluted Company's ownership in Telkomsel from 77.72% to 65%.

                  The sale of the share closed on July 30, 2002 and resulted in a gain of Rp3,196,380 million for book purposes and Rp30,295 million for tax purposes. The difference results from the accounting for the acquisition of Telkomsel at its carryover basis because of the common control transaction.

                  PT Dayamitra Telekomunikasi ("Dayamitra")

                  Dayamitra is the investor in KSO VI, the joint operation scheme that provides telecommunications services in Kalimantan. The Company's acquisition of a 90.32% ownership interest in Dayamitra was effective on May 17, 2001, the date when the Deed of Share Transfer was signed.

                  Details of this acquisition are discussed further in Note 5.

                  PT Graha Sarana Duta ("GSD")

                  GSD is engaged in providing construction, sales and leasing of offices, housing and hotels, with their related facilities.

                  The Company acquired a 100% ownership interest in GSD from Koperasi Mitra Duta (in progress) and Dana Pensiun Bank Duta (in progress), for a purchase consideration of Rp119,000 million, based on the Sale and Purchase Agreement Deed No. 7 dated April 6, 2001 of Notary Imas Fatimah, S.H. This acquisition resulted in goodwill of Rp106,348 million.

                  Based on the Share Sale and Purchase Agreement dated November 28, 2001, the Company sold one share to a related party for Rp9.5 million thereby reducing the Company's ownership interest to 99.99%.

                  PT Pramindo Ikat Nusantara ("Pramindo")

                  Pramindo is the investor in KSO I, the joint operating scheme that provides telecommunication services in Sumatra.

                                    - F-13 -

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.       GENERAL (continued)

         b.       Consolidated Subsidiaries (continued)

                  PT Pramindo Ikat Nusantara ("Pramindo")

                  On August 15, 2002, the Company entered into a CSPA to acquire Pramindo through three-installment purchase as follows:

      Date                                     Percentage
------------------                             ----------
August 15, 2002                                   30%
September 30, 2003                                15%
December 31, 2004                                 55%

                  Effective with the closing of the first installment, the Company was granted unilateral control over the operations of Pramindo and KSO Unit I. As a result, the Company has consolidated Pramindo as of January 1, 2002, with pre-acquisition net income deducted from consolidated income in the accompanying financial statements (see Note 2.b)

                  Details of this acquisition are discussed further in Note 5.

                  PT Napsindo Primatel Internasional ("Napsindo")

                  Napsindo is engaged in providing "Network Access Point" (NAP), "Voice Over Data" (VOD) and other related services.

                  In connection with an increase in Napsindo's paid-in capital, the Company has increased its investment in Napsindo to Rp14,876 million, based on Deed of Napsindo's Resolution No. 104 dated October 31, 2000 which was notarized by Elliza Asmawel, S.H.

                  The increase in investment, which was made to maintain the Company's ownership interest of 32%, was effective in March 29, 2001, the date the increase in Napsindo's authorized and issued capital was approved by the Minister of Justice and Human Rights of the Republic of Indonesia. Payment for the additional investment was made through conversion into equity of the Company's receivable from Napsindo (see Note 56.a).

                  Based on the Notary Deed No. 47 dated December 30, 2002 of Notary H. Yunardi, SH, the Company purchase Napsindo's shares from PT. Info Asia Sukses Makmur Mandiri for US$4,900 thousands or equivalent of Rp 43,620 million, thereby increasing the Company's ownership to 60% (majority).

                  The additional ownership resulted in goodwill of Rp 39,868 million to the Company since the acquisition cost is higher than the additional portion of Napsindo's equity acquired. The goodwill amortization in the first Quarter of 2003 is Rp 9,967 million, due to the management anticipation of impairment in the Investment in Napsindo.

                  Napsindo received credit facility from Bank Mandiri for their infrastructure development. This facility was secured by the Company's time deposit with equal amount of US$4,600 thousand, which US$1,800 will mature on August 28, 2003, whilst the US$2,800 thousand will mature on October 23, 2003.

                  PT Multimedia Nusantara ("Metra")

                  Multimedia is engaged in providing pay television and multimedia telecommunications services. Based on Notary Deed of A. Partomuan Pohan, SH, LLM No. 25 dated May 13, 2003 Company's ownership in Metra increased to 100% through swap shares agreement with PT Indocitra over its ownership in Menara Jakarta (see Note 13).

                                    - F-14 -

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.       GENERAL (continued)

         b.       Consolidated Subsidiaries (continued)

                  PT Pro Infokom Indonesia ("PII")

                  PII was established on January 29, 2003 based on the Notary Deed No 24 of A. Partomuan Pohan, SH, MH. PII is engaged in providing telecommunication service and national information (integrated and consistent national E-business).

                  Telekomunikasi Selular Finance Limited ("TSFL")

                  Telkomsel has 100% direct ownership interest in TSFL, a company which was established in Mauritius on April 22, 2002. TSFL's objective is to raise funds for the development of Telkomsel's business through the issuance of debenture stock, bonds, mortgages or any other securities.

         c.       Public Offering of Shares of the Company

                  The Company's total number of shares immediately prior to its initial public offering was 8,400,000,000, comprised of 8,399,999,999 series B shares and 1 series A Dwiwarna share, all of which were owned by the State of the Republic of Indonesia. On November 14, 1995, the Government sold the Company's shares through an initial public offering on the Jakarta Stock Exchange and Surabaya Stock Exchange. The shares offered consisted of 933,333,000 new series B shares and 233,334,000 series B shares owned by the State of the Republic of Indonesia. A share offering was also conducted on the New York Stock Exchange and London Stock Exchange for 700,000,000 series B shares owned by the State of the Republic of Indonesia, which were converted into 35,000,000 American Depositary Shares (ADS). Each ADS represents 20 series B shares.

                  In December 1996, the Government of the Republic of Indonesia sold 388,000,000 series B shares, and later in 1997, the Government distributed 2,670,300 series B shares as an incentive for the stockholders not to sell their shares within one year from the date of the initial public offering.

                  In May 1999, the Government sold 898,000,000 series B shares.

                  Under Law No.1/1995 on Limited Liability Companies, the minimum total par value of the Company's issued shares of capital stock must be 25% of the total par value of the Company's authorized capital stock, or in the Company's case Rp5,000,000 million. To comply with the Law, it was resolved at the Annual General Meeting of Stockholders on April 16, 1999 to increase the issued shares of capital stock. The share dividend was distributed to existing shareholders in August 1999.

                  In December 2001, the Government of the Republic of Indonesia sold 1,200,000,000 shares or 11.9% of the series B shares.

                  In July 2002, the Government of the Republic of Indonesia sold of 312,000,000 shares or 3.1% of the series B shares.

                                    - F-15 -

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

         c.       Public Offering of Shares of the Company

                  As of June 30, 2003, all of the Company's series B shares have been listed on the Jakarta Stock Exchange and Surabaya Stock Exchange and 39,717,017 ADS shares have been listed on the New York Stock Exchange and London Stock Exchange.

                                    - F-16 -

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         a.       Consolidated Financial Statement Presentation

                  The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Indonesia ("Indonesian GAAP"), which differ in certain respects with generally accepted accounting principles in the United States of America ("U.S. GAAP"). A description of significant differences and their approximate effects on net income and equity are set forth in Notes 57 and 58.

                  The consolidated financial statements also include certain additional disclosures in order to conform more closely to the form and content of financial statements required by the Securities and Exchange Commission of the United States of America (the "U.S. SEC") (see Note 59).

                  The consolidated financial statements, except for statements of cash flows, are prepared under the accrual basis of accounting. The measurement basis used is historical cost, except for certain accounts recorded on the basis described in the related accounting policies.

                  The consolidated statements of cash flows are prepared using the direct method with classifications of cash flows into operating, investing and financing activities.

                  The reporting currency used in the preparation of the consolidated financial statements is the Indonesian Rupiah ("Rp").

         b.       Principles of Consolidation

                  The consolidated financial statements include the financial statements of the Company and its subsidiaries. The Company consolidates subsidiaries over which it has control. The usual criterion for control is an ownership interest of more than 50%. The Company does not consolidate a subsidiary if control is expected to be temporary. Subsidiaries acquired that are accounted for using the purchase method are consolidated from the time the Company obtains control of such subsidiaries.

                  Intercompany balances and transactions, including unrealized gains or losses on intercompany transactions, are eliminated to reflect the financial position and the results of operations of the Company and its subsidiaries as one business entity.

         c.       Acquisitions and Business Divestitures

                  The cross-ownership transactions with Indosat have been accounted for as a reorganization of entities under common control, because the Government of the Republic of Indonesia controls both the Company and Indosat. These transactions have been recorded at historical cost, in a manner similar to that in pooling of interests accounting.

                  The difference between the consideration paid or received and the related historical carrying amount, after considering income tax effects, has been charged to equity as "Difference in Value of Restructuring Transactions Between Entities Under Common Control".

                  The acquisition of subsidiary from third party is accounted for using purchase method. The excess of acquisition cost over the Company's interest in the fair value of identifiable assets and liabilities acquired is recorded as goodwill, which is amortized using straight-line method over the period not more than five years.

                  The acquisition of KSO investors from third party is accounted for using purchase method. The excess of acquisition cost over the Company's interest in the fair value of identifiable assets and liabilities acquired is recorded as intangible asset, which is amortized using straight-line method over the remaining KSO period.

                                    - F-17 -

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         d.       Foreign Currency Transactions and Translation

                  The books of accounts of the Company and its subsidiaries are maintained in Indonesian Rupiah. Transactions during the year involving foreign currencies are recorded at the rates of exchange prevailing at the time of the transactions. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are translated to reflect the rates of exchange prevailing at that date. The resulting gains or losses are credited or charged to current operations, except for foreign exchange differences that can be attributed to qualifying assets, which are capitalized.

                  The exchange rates used for translation of monetary assets and liabilities denominated in foreign currencies are the buy and sell rates published by Reuters in 2002 and 2003. The Reuters buy and sell rates, applied respectively to monetary assets and liabilities, were Rp8,685 and Rp8,725 to US$1 as of June 30, 2002 and were Rp8,270 and Rp8,280 to US$1 as of June 28, 2003. Telkomsel applied Bank Indonesia export notes as of June 28, 2003, applied respectively to monetary assets and liabilities, were Rp8,285 to US$1. The Company does not guarantee that assets and liabilities denominated in foreign currencies can be converted into Indonesian Rupiah at the rates of exchange as of June 28, 2003.

                  The functional currency of PT Pasifik Satelit Nusantara and PT Citra Sari Makmur is the U.S. Dollar. For the purpose of reporting these investments using the equity method, the assets and liabilities of these companies as of the balance sheet date are translated into Rupiah using the rates of exchange prevailing at that date, while revenues and expenses are translated at the average rates of exchange for the year. The resulting translation adjustments are shown as part of equity as "Currency Translation Adjustment".

         e.       Cash and Cash Equivalents

                  Cash and cash equivalents consist of cash on hand and in banks and all unrestricted time deposits with maturities of three months or less from the date of placement.

         f.       Investments

                  i.       Time deposits

                           Time deposits with maturities of more than three months are presented as temporary investments.

                  ii.      Investments in securities

                           Investments available for sale, or available for tradable are stated at fair value. Unrealized gains or losses from the increase or decrease in fair value are recorded as part of equity. Realized gains and losses are included in operations when sold. Other than temporary declines in value are charged to income when conditions giving rise to the impairment occurs. Investments held to maturity are stated at cost, less amortization of premium or discount.

                  iii.     Investments in associated companies

                           Investments in shares of stock with ownership of 20% to 50%, are accounted for using the equity method whereby the Company's proportionate share in the income or loss of the associated company after the date of acquisition is added to or deducted from, and the dividends received are deducted from, the acquisition cost of the investments. The carrying amount of the investments is written down to recognize any other than temporary decline in the value of individual investments. Any such write down is charged directly to current operations.

                                    - F-18 -

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         f.       Investments (continued)

                  iv.      Other investments

                           Investments in shares of stock of less than 20% that do not have readily determinable fair values and are intended for long-term investments are stated at cost. The carrying amount of the investment is written down to recognize other than temporary decline in the value of the individual investments. Any such write down is charged directly to current operations.

                  v.       Change of equity in associated companies

                           Changes in the value of investments due to changes in the equity of associated companies arising from capital transactions of such associated companies with other parties are recognized in equity as "Difference Due to Change of Equity in Associated Companies".

         g.       Allowance for Doubtful Accounts

                  An allowance for doubtful accounts is provided based upon the collectibles of the receivable at the end of reporting period.

         h.       Inventories

                  Inventories are stated at cost which is determined using the weighted average method, except for GSD, which uses the first-in, first-out (FIFO) method.

                  Provisions are made to reduce the carrying value of inventories to the lower of cost or net realizable value.

         i.       Prepaid Expenses

                  Prepaid expenses are amortized over their beneficial periods using the straight-line method.

         j.       Property, Plant and Equipment - Direct Acquisitions

                  Property, plant and equipment directly acquired are stated at cost, except for certain revalued assets, less accumulated depreciation.

                  Property, plant and equipment, except land, are depreciated using the straight-line method, based on the estimated useful lives of the assets as follows:

                                                              Years
                                                             -------
Buildings                                                      20
Switching equipment                                          5 - 15
Telegraph, telex and data communication equipment            5 - 15
Transmission installation and equipment                      5 - 20
Satellite, earth station and equipment                       3 - 15
Cable network                                                5 - 15
Power supply                                                 3 - 10
Data processing equipment                                    3 - 10
Other telecommunications peripherals                           5
Office equipment                                             3 - 5
Vehicles                                                     5 - 8
Other equipment                                                5

                  Land is stated at cost and is not depreciated. Property, plant and equipment not used in operations are stated at the lower of its carrying value or net realizable value.

                  When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written down to its estimated recoverable amount, which is determined based upon the greater of its net selling price or value in use.

                                    - F-19 -

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         j.       Property, Plant and Equipment - Direct Acquisitions
                  (continued)

                  The cost of maintenance and repairs is charged to operations as incurred. Expenditures, which extend the useful life of the asset or result in increased future economic benefits such as increases in capacity or improvement in the quality of output or standard of performance, are capitalized.

                  Property, plant and equipment that are no longer used due to technological change, obsolescence or malfunction, are reclassified into property not used in operations, by accelerating the depreciation of such property, plant and equipment.

                  Any resulting gain or loss from the disposal or sale of property, plant and equipment is reflected in current operations.

                  Computer software used for data processing is included with the value of the associated hardware.

                  Property under construction is stated at cost, which includes all borrowing costs during construction on debts incurred to finance the construction. Gain or loss on foreign exchange that can be attributed to the property under construction is capitalized as a borrowing cost. Property under construction is transferred to the respective property, plant and equipment account when completed and ready for use.

         k.       Leases

                  Lease transactions are recorded as capital leases when all the following criteria are met:

                  i. The lessee has the option to purchase the leased asset at the end of the lease term at a price mutually agreed upon at the inception of the lease agreement.

                  ii. Periodic lease payments made by the lessee provide for a return of the cost of the leased asset and interest thereon to the lessor.

                  iii.     The minimum lease period is two years.

                  Lease transactions that do not meet the above criteria are recorded as operating leases.

                  Leased assets and obligations under capital leases are recorded at the present value of the total installments plus residual value (option price). Leased assets are depreciated using the same method and estimated useful lives used for directly acquired property and equipment.

         l.       Revenue-Sharing Arrangements

                  Under Indonesian Statement of Financial Accounting Standards ("PSAK") No. 35, "Accounting for Income from Telecommunications Services", assets under revenue-sharing arrangements are to be capitalized by the party to whom ownership of such assets shall be transferred at the end of the revenue-sharing period (the organizing body), if the following criteria are met:

                  i. There is a certainty that the organizing body will acquire the assets, the ownership of which will be transferred at the end of the revenue-sharing period.

                  ii. The organizing body will be free from any claims from third parties with respect to the acquisition of such assets.

                  iii. The agreement covering the revenue-sharing arrangements is irrevocable.

                                    - F-20 -

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         l.       Revenue-Sharing Arrangements (continued)

                  The Company records such assets as "Property, Plant and Equipment under Revenue-Sharing Arrangements" (with a corresponding initial credit to "Unearned Income under Revenue-Sharing Arrangements" presented under Liabilities) based on the costs incurred by the investors as agreed upon in the contracts entered into by the Company and the investors. Property, plant and equipment are depreciated over their estimated useful lives using the straight-line method.

                  The unearned income related to the acquisition of the property, plant and equipment under revenue-sharing arrangements is amortized over the revenue-sharing period using the straight-line method.

                  At the end of the revenue-sharing period, the respective property, plant and equipment under revenue-sharing arrangements are reclassified into the "Property, Plant and Equipment" account.

                  When the Company acquires property, plant and equipment under revenue-sharing arrangements before the end of the revenue-sharing period, the net book value of the assets is reclassified into the "Property, Plant and Equipment" account, and the balance of the related unearned income is included as a gain or loss in the current operations.

                  Revenue earned under revenue-sharing arrangements is recognized on the basis of the Company's share as provided in the agreement.

         m.       Joint Operation Schemes

                  Revenues from the operations of telecommunication facilities and the provision of telecommunication services which have been transferred by the Company to KSO investors includes amortization of the investor's initial payments, Minimum Telkom Revenues ("MTR") and the Company's share of Distributable KSO Revenues ("DKSOR").

                  The unearned initial investor payments received as compensation from the KSO Investors are presented net of all direct costs incurred in connection with the KSO agreement and are amortized using the straight-line method over the KSO period of 15 years starting January 1, 1996.

                  MTR are recognized on a monthly basis based upon the contracted MTR amount for the current year, in accordance with the KSO agreement.

                  The Company's share of distributable KSO revenues is recognized on the basis of the Company's percentage share of the KSO revenues, net of MTR and operational expenses of the KSO Units, as provided in the KSO agreements.

                  Under PSAK No. 39, "Accounting for Joint Operation Schemes", which supersedes paragraph 14 of PSAK No. 35, "Accounting for Telecommunication Services Revenue", the assets built by the KSO Investors under the Joint Operation Schemes are recorded in the books of the KSO Investors which operate the assets and are transferred to the Company at the end of the KSO period or upon termination of the KSO scheme.

         n.       Deferred Charges for Land-rights

                  Expenses related to the legal processing of land-rights are deferred and amortized using the straight-line method over the legal term of the land-rights, which is normally shorter than its economic life.

                                    - F-21 -

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         o.       Revenue Recognition

                  i.       Fixed Line Telephone Revenues

                           Revenues from fixed line installations are recognized at the time the installations are placed in service. Revenues from usage charges are recognized as customers incur the charges.

                  ii.      Cellular Telephone Revenues

                           Revenues from service connections (connection fees) are recognized as income at the time the connections occur. Revenues from airtime and monthly subscription charges are recognized when earned. Revenues from prepaid card customers, which consist of the sale of starter packs, also known as Subscriber Identification Module ("SIM") cards and pulse reload vouchers, are recognized as follows:

                           1. Sale of starter packs is recognized as revenue upon delivery of the starter packs to distributors, dealer or directly to customers.

                           2. Sale of pulse reload vouchers is recognized initially as unearned income and recognized proportionately as revenue based on successful calls made by the subscribers or whenever the unused stored value of the voucher has expired.

                  iii.     Interconnection revenues

                           Revenues from network interconnection with other domestic and international telecommunications carriers are recognized as incurred and are presented on a net basis.

         p.       Pension Plan

                  i.       Defined Benefit Pension Plan

                           The Company and certain subsidiaries established a defined benefit pension plan covering all their permanent employees.

                           Current service cost is charged to operations in the current period. Past service cost, actuarial adjustments and the effect of changes in assumptions for active participants are amortized using the straight-line method over the estimated average residual employment period that has been determined by the actuary.

                           The method used by the actuary for actuarial calculations is the projected-unit-credit method.

                  ii.      Early Retirement

                           Early retirement benefits are accrued at the time the Company makes a strong commitment to provide early retirement benefits as a result of an offer made in order to encourage voluntary redundancy. The Company is demonstrably committed to a termination when, and only when, the Company has a detailed formal plan for the early retirement and is without realistic possibility of withdrawal.

         q.       Postretirement Health Care Plan

                  The Company recognizes the cost of providing postretirement health care plan benefits over the working lives of its employees based on actuarial computations. This practice is similar to that provided by Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" ("SFAS 106"), in U.S. GAAP.

                                    - F-22 -

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         r.       Income Tax

                  Current tax expense is determined based on the taxable income for the year computed using prevailing tax rates.

                  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax liabilities are recognized for all taxable temporary differences and deferred tax assets are recognized for deductible temporary differences to the extent that it is probable that taxable income will be available in future periods against which the deductible temporary differences can be utilized.

                  Deferred tax is calculated at the tax rates that have been enacted or substantively enacted at the balance sheet date. Deferred tax is charged or credited in the statement of income, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also charged or credited directly to equity.

                  Deferred tax assets and liabilities are offset in the balance sheet, except those for different legal entities.

         s.       Earnings per Share and Earnings per American Depositary Share
                  ("ADS")

                  Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the year. Net income per ADS is computed by multiplying basic earnings per share by 20, the number of shares represented by each ADS.

         t.       Segment Information

                  The Company and its subsidiaries' segment information are presented based upon identified business segments.

                  A business segment is a distinguishable component that is engaged in providing an individual product or service or a group of related products or services that are different from those of other business segments, primarily to customers outside the Company or its subsidiaries.

                  Business segment information is consistent with operating information routinely reported to the Company's chief operating decision maker.

                  Segment information is prepared in conformity with the accounting policies adopted for preparing and presenting the consolidated financial statements.

         u.       Reclassification of Account

                  Certain accounts in 2002 financial statements have been reclassified to conform to the presentation of those accounts in the 2003 financial statements

3.       TRANSLATION OF RUPIAH INTO UNITED STATES DOLLARS

         The financial statements are stated in Rupiah. The translations of Rupiah amounts into United States Dollars are included solely for the convenience of the readers and have been made using the average of the market buy and sell rates of Rp8,500 to US$1 published by Reuters on July 25, 2003. The convenience translations should not be construed as representations that the Rupiah amounts have been, could have been, or could in the future be, converted into United States Dollar at this or any other rate of exchange.

                                    - F-23 -

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

4.       CROSS-OWNERSHIP TRANSACTIONS WITH INDOSAT

         On April 3, 2001, the Company signed a Conditional Sale and Purchase Agreement with Indosat, for a series of transactions to consolidate their cross-ownership in certain companies. The transactions under the agreement are as follows:

         i. Acquisition by the Company of Indosat's 35% equity interest in Telkomsel for US$945 million ("Telkomsel Transaction");

         ii. Acquisition by Indosat of the Company's 22.5% equity interest in PT Satelit Palapa Indonesia ("Satelindo") for US$186 million ("Satelindo Transaction");

         iii. Acquisition by Indosat of the Company's 37.66% equity interest in PT Aplikanusa Lintasarta ("Lintasarta") for US$38 million and convertible bonds of Rp4,051 million issued by Lintasarta ("Lintasarta Transaction"); and

         iv. The acquisition by Indosat of all of the Company's rights, and novation of all of the Company's obligations, under the KSO IV Agreement dated October 20, 1995, between the Company and PT Mitra Global Telekomunikasi Indonesia ("MGTI"), together with all of the Company's assets being used as KSO IV assets, for US$375 million, ("KSO IV Transaction").

         The Telkomsel, Satelindo and Lintasarta Transactions have been accounted for as a restructuring of entities under common control. The difference between the consideration paid or received and the historical amount of the net assets of the acquired investee or carrying amount of the investment sold, is included within equity as "Difference in Value of Restructuring Transactions Between Entities Under Common Control", as follows:

                                       Historical
                        Consideration  Amount of                             Difference in Value
                           Paid/       Net Assets/    Change in      ------------------------------------
                         (Received)    Investment    Equity - Net       Total        Tax          Net
                        -------------  -----------   ------------    -----------   --------   -----------
                             Rp            Rp             Rp             Rp           Rp          Rp
Telkomsel                 10,782,450    1,466,658             -       9,315,792          -     9,315,792
Satelindo                 (2,122,260)           -      (203,309)     (2,325,569)  (636,678)   (1,688,891)
Lintasarta                  (437,631)     116,834             -        (320,797)   (96,239)     (224,558)
                         -----------    ---------      --------      ----------   ---------   ----------

Total                      8,222,559    1,583,492      (203,309)      6,669,426   (732,917)    7,402,343
                         ===========    =========      ========      ==========   =========   ==========

         In 2002, the Company sold its 12.72% share in Telkomsel. As of June 30, 2003, management did not have a plan to sell the Company's remaining interest in Telkomsel. In accordance with Indonesia Financial Accounting Standard No. 46 and FAS No. 109 regarding "Income Tax", therefore in 2002, the Company adjusted difference in value of restructuring transaction between entities under common controls and deferred tax liabilities for Rp369,888, respectively.

5.       ACQUISITION OF KSO INVESTOR

         a.       Dayamitra

                  On May 17, 2001, the Company settles the acquisition transaction of 90.32%, which represented by 41,267,208 ordinary shares of Dayamitra, from PT Intidaya Sistelindomitra ("Intidaya"), Cable and Wireless plc ("C&W plc") and PT Mitracipta Sarananusa ("Mitracipta") for US$130,869,041. Included in the payment is US$8,937,041 as payment for Dayamitra's adjusted working capital, which accounted on the closing date of the transaction. The Conditional Sale and Purchase Agreement pertaining to the transaction was signed on April 3, 2001.

                                    - F-24 -

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

5.       ACQUISITION OF KSO INVESTOR (continued)

         a.       Dayamitra (continued)

                  Pursuant to the terms of the agreement, the Company paid the initial payment amount of US$18,289,800 on May 17, 2001, the closing date of the transaction, and US$8,937,041 on August 10, 2001 as payment for Dayamitra's adjusted working capital.

                  The remaining amount of US$103,642,200 will be paid through an escrow arrangement discussed below, in eight quarterly installments of US$12,955,275, from August 17, 2001 to May 17, 2003.

                  This acquisition resulted in an intangible asset of Rp1,344,012 million which will be amortized over the remaining term of the KSO agreement.

                  In connection with the Dayamitra transaction, the Company also entered into the following agreements:

                  i.       Option Agreement

                           The Company entered into an Option Agreement with TM Communications (HK) Ltd ("TMC"), providing the Company with an option to acquire the remaining 9.68% equity interest in Dayamitra, referred to as the Option Share. Under the agreement, TMC, the selling shareholder, shall grant the Company an exclusive option to purchase full and legal title to the Option Share (the "Call Option"), and the Company shall grant the selling shareholder an exclusive option to sell to the Company full legal title to those shares (the "Put Option").

                           In consideration for the grant of the options, the Company will pay to the selling shareholder the option purchase price of US$6,300,000, plus US$957,823 as payment for Dayamitra's adjusted working capital, or a total of US$7,257,823. The amount is payable in eight quarterly installments of US$907,228, beginning on August 17, 2001 and ending on May 17, 2003. Payments will be made through the escrow account established under the Escrow Agreement discussed below.

                           The Company may exercise the option any time after Dayamitra has satisfied all of its obligations under the J-Exim loan begun on May 17, 2003 and until five business days prior to March 26, 2006. The strike price payable by the Company to the selling shareholder for the Option Shares upon exercise of the option is US$16,200,000, less certain amounts that are stipulated in the Option Agreement.

                           As of June 30, 2003, the option purchase price that has been paid by the Company amounted to US$7,253,823 or equivalent to Rp65,458 million, which was presented as part of "Advance Payment for Investment in Shares of Stock".

                  ii.      Escrow Agreement

                           An Escrow Agreement dated May 17, 2001, was entered into by and among the Company, Dayamitra, Intidaya, C&W plc, Mitracipta, TMC, Tomen Corporatyion ("Tomen"), Citibank Singapore Branch (the Singapore Escrow Agent) and Citibank Jakarta Branch (the Jakarta Escrow Agent), to establish an Escrow Account and facilitate the payment of the following:

                           1. Purchase price for the Company's acquisition of 41,267,208 ordinary shares of Dayamitra from Intidaya, C&W plc and Mitracipta, and certain amounts in respect of Dayamitra's indebtedness to C&W plc;

                           2. Option purchase price, strike price for the Option Shares, and certain amounts in respect of Dayamitra's indebtedness to Tomen.

                                    - F-25 -

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

5.       ACQUISITION OF KSO INVESTOR (continued)

         a.       Dayamitra (continued)

                  The Company is required to fund the escrow account in amounts and on scheduled dates stipulated in the agreement. The funds will then be used by the Escrow Agent to make payments on behalf of the Company for the share purchase, the indebtedness of Dayamitra to C&W plc and Tomen and the option purchase price, as they fall due.

         b.       Pramindo Ikat Nusantara ("Pramindo")

                  The acquisition of Pramindo is part of the Company's initiative to restructure its KSO joint operations schemes.

                  The Class A and Class B shares are being acquired from French Cable et Radio, PT Astratel Nusantara, Indosat, Marubeni Corp Japan, NMP Singapore Pte Ltd Singapore and International Finance Corp USA ("IFC").

                  The aggregate purchase price for the Pramindo shares will be US$384,363,026 (including interest of US$2,864,154). Payment will be made in 27 monthly installments of US$12,800,000 for the first 11 months and US$15,000,000 for each of the remaining 16 months. The installments began on October 1, 2002 and the final payment is due on December 1, 2004. As a result of the acquisition of Pramindo, the Company has recognized an intangible asset of Rp895,138 millions which will be amortized over the remaining term of the KSO agreement.

                  Consultancy fee amounting to Rp52,818 million for year 2002 was capitalized as acquisition cost.

                  An Escrow Agreement dated August 14, 2002 was entered into by and among the Company, Pramindo, Astratel, France Cabels et Radio, Indosat, Marubeni Corp, IFC USA, NMP Singapore and JPMorgan Chase Bank Jakarta Branch (the Escrow Agent), to establish an Escrow Account and facilitate the payment of the acquisition of Pramindo by the company.

                  The Company has consolidated Pramindo notwithstanding its current lack of majority ownership because it has been granted unilateral control over Pramindo and KSO I pursuant to a Conditional Sales and Purchase Agreement entered into between the Company and the shareholders of Pramindo (see Note 27).

                                    - F-26 -

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

6.       CASH AND CASH EQUIVALENTS

                                                                                 2002                    2003
                                                                               -------                 -------
                                                                                  Rp                      Rp
Cash on hand                                                                    20,373                  15,235
                                                                               -------                 -------
Cash in banks
    Related parties
       Rupiah
           Bank Negara Indonesia                                               109,508                  58,269
           Bank Mandiri                                                         62,758                 124,867
           Bank Rakyat Indonesia                                                 6,797                   3,468
           Bank Pos Nusantara                                                    2,646                   1,987
                                                                               -------                 -------
       Total                                                                   181,709                 188,591
                                                                               -------                 -------

       Foreign currencies
           Bank Mandiri                                                         43,844                  45,394
           Bank Negara Indonesia                                                 7,021                   9,470
           Bank Rakyat Indonesia                                                62,818                   4,874
                                                                               -------                 -------
       Total                                                                   113,683                  59,738
                                                                               -------                 -------

    Total - related parties                                                    295,392                 248,329
                                                                               -------                 -------

    Third parties
       Rupiah
           Citibank                                                                579                  20,271
           Bank Bukopin                                                          4,566                   8,355
           Bank Central Asia                                                     3,325                   7,013
           Bank Niaga                                                              957                      54
           ABN Amro Bank                                                            --                      48
           Bank Danamon                                                             74
           Deutsche Bank                                                           491                     232
           Bank Buana Indonesia                                                                              1
           Bank Mega                                                                 -                     100
           Bank Internasional Indonesia                                              -                       6
           Lippo Bank                                                                -                      75
           Mizuho Indonesia Bank (formerly Bank
              Dai-Ichi Kangyo Indonesia)                                            81                       -
           Standard Chartered Bank                                                  23                       -
           American Express Bank                                                     6                       -
                                                                               -------                 -------
       Total                                                                    10,102                  36,155
                                                                               -------                 -------

       Foreign currencies
           Citibank                                                                121                   2,060
           Deutsche Bank                                                         2,663                  19,846
           ABN Amro Bank                                                             -                      41
           American Express Bank                                                    95
           Bank Internasional Indonesia                                                                     27
           Standard Chartered Bank                                                                         115
           Bank of Tokyo                                                             -                     111
           Mizuho Indonesia Bank (formerly Bank
              Dai-Ichi Kangyo Indonesia)                                            12
           Bank Central Asia                                                                                93
                                                                               -------                 -------
       Total                                                                     2,891                  22,293
                                                                               -------                 -------

    Total - third parties                                                       12,993                  58,448
                                                                               -------                 -------

Total cash in banks                                                            308,385                 306,777
                                                                               -------                 -------

                                     -F-27-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

6.       CASH AND CASH EQUIVALENTS (continued)

                                                            2002                  2003
                                                          ---------            ---------
                                                             Rp                    Rp
Time deposits
  Related parties
      Rupiah
         Bank Mandiri                                     1,520,985              913,007
         Bank Rakyat Indonesia                              467,741              316,655
         Bank Negara Indonesia                              856,570              210,250
         Bank Tabungan Negara                                     -               52,545
                                                          ---------            ---------
      Total                                               2,845,296            1,492,457
                                                          ---------            ---------
      Foreign currencies
         Bank Mandiri                                       152,590            1,270,719
         Bank Negara Indonesia                              912,909               10,987
                                                          ---------            ---------
      Total                                               1,065,499            1,281,706
                                                          ---------            ---------
  Total - related parties                                 3,910,795            2,774,163
                                                          ---------            ---------
  Third parties
      Rupiah
         ABN Amro Bank                                        1,000
         Bank Mega                                           35,500               73,621
         Bank Bukopin                                        47,871              132,685
         Bank Yudha Bhakti                                        -                2,000
         Bank Niaga                                               -                1,000
         Deutsche Bank                                       71,950              103,580
         Standard Chartered Bank                                  -              124,127
         Bank Umum Tugu                                           -               40,000
         Bank Danamon                                             -                  105
                                                          ---------            ---------
      Total                                                 156,321              477,118
                                                          ---------            ---------
      Foreign currencies
         Citibank                                            66,192                    -
         Deutsche Bank                                       64,602              381,876
                                                          ---------            ---------
      Total                                                 130,794              381,876
                                                          ---------            ---------

  Total - third parties                                     287,115              858,994
                                                          ---------            ---------

Total time deposits                                       4,197,910            3,633,157
                                                          ---------            ---------

Total Cash and Cash Equivalents                           4,526,668            3,955,169
                                                          =========            =========

         Range of interest rates per annum for time deposits is as follows:

                                                           2002                2003
                                                           ----                ----
Rupiah                                                11% - 18.04%       8.00%  - 12.50%
Foreign currency                                     1.75% - 6.95%       1.38%  -  2.25%

                                     -F-28-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

7.       TEMPORARY INVESTMENTS

    Related parties
      Rupiah
         Bank Mandiri                         502,000      26,540
         Bank Negara Indonesia                      -
                                              -------      ------
                                              502,000      26,540
                                              -------      ------
      U.S. Dollar
         Bank Mandiri                          60,347           -
                                              -------      ------

    Total - related parties                   562,347      26,540
                                              -------      ------

Total time deposit                            562,347      26,540
                                              -------      ------

Available for sale securities
    Medium Term Notes - PSSI                   50,000           -
                                              -------      ------
      Net                                      50,000           -
                                              -------      ------

    Total available for sale securities        50,000           -
                                              -------      ------
Total temporary investments                   612,347      26,540
                                              =======      ======

         Range of interest rates per annum for time deposits is as follows:

                                          2002           2003
                                     --------------      -----
Rupiah                               12.00% - 18.04%     12.25%
Foreign currency                      5.53% -  6.13%      2.25%

         The terms of time deposits rank from 3 (three) months to 1 (one) year.

         Medium Term Notes - PSSI represent medium term notes issued by Persatuan Sepakbola Seluruh Indonesia (PSSI) amounting to Rp50,000 million for the period from May 7, 2001 to February 22, 2003. On its maturity date, the medium term notes has been settled.

         Investments placed with related parties have similar interest rates, terms and conditions as those placed with third parties.

                                     -F-29-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

8.       TRADE ACCOUNTS RECEIVABLE - RELATED PARTIES

         a.       By Debtor

                                                                     2002            2003
                                                                     ----            ----
                                                                      Rp              Rp
KSO Units                                                          1,551,968       1,887,329
Governments agencies                                                 313,545         157,663
Unbilled trade account receivable                                    357,963
PT Mobile Selular Indonesia                                           34,544          44,457
PT Radio Telepon Indonesia                                             6,249          13,117
PT Citra Sari Makmur                                                  12,962          82,343
PT Komunikasi Selular Indonesia                                        9,907          14,612
PT Indonesia Satellite                                                     -           9,777
PT Batam Bintan Telekomunikasi                                         4,181
PT Metro Selular Indonesia                                             9,155           5,199
PT Aplikanusa Lintasarta                                              14,531          13,757
PT Patra Telekomunikasi Indonesia                                                      7,889
PT Gratika                                                             1,947             678
PT Telesera                                                            1,574          19,676
PT Telkomindo                                                                          4,790
Singapore Telecom                                                                        689
PT Garuda                                                                             10,585
PT Multisaka Mitra                                                                     1,179
Others                                                                 1,179             636
                                                                   ---------       ---------
Total                                                              2,319,705       2,274,376
Allowance for doubtful accounts                                     (414,546)       (630,748)
                                                                   ---------       ---------

Net                                                                1,905,159       1,643,628
                                                                   =========       =========

                  Trade accounts receivable from certain related parties are presented net of the Company's liabilities to such parties.

         b.       By Age Category

                                                                       2002            2003
                                                                       ----            ----
                                                                        Rp              Rp
Up to 6 months                                                       1,220,669       1,154,144
7 to 12 months                                                         647,810         441,170
13 to 24 months                                                        345,394         317,213
More than 24 months                                                    105,832         361,849
                                                                     ---------       ---------
Total                                                                2,319,705       2,274,376
Allowance for doubtful accounts                                       (414,546)       (630,748)
                                                                     ---------       ---------

Net                                                                  1,905,159       1,643,628
                                                                     =========       =========

                                     -F-30-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

8.       TRADE ACCOUNTS RECEIVABLE - RELATED PARTIES (continued)

         c.       By Currency

                                                             2002           2003
                                                             ----           ----
                                                              Rp             Rp
Rupiah                                                     2,315,774       2,273,687
United States Dollar                                           3,931             689
                                                           ---------       ---------
Total                                                      2,319,705       2,274,376
Allowance for doubtful accounts                             (414,546)       (630,748)
                                                           ---------       ---------

Net                                                        1,905,159       1,643,628
                                                           =========       =========

         Movements in the allowance for doubtful accounts are as follows:

                                                                 2002            2003
                                                                 ----            ----
                                                                 Rp              Rp
Beginning balance                                               325,930         576,374
Net additions during the year                                    88,616          54,374
                                                                -------         -------

Ending balance                                                  414,546         630,748
                                                                =======         =======

         An allowance for doubtful accounts is provided for amounts that are overdue, and a full provision is made for receivables from related parties with significant capital deficiencies.

         Management believes that the allowance for doubtful receivables from related parties is adequate to cover possible losses on uncollectible accounts.

         The allowance for doubtful accounts included a provision for the MTR and share in distributable KSO revenue receivable from KSO III. The allowance was Rp284,483 million as of June 30, 2002 and Rp 511,676 million as of December 31, 2002. Balance of MTR receivable and distributable KSO revenue receivable from KSO III as of June 2003 is Rp1,558 billion.

         Pursuant to the progress of AWI transaction settlement (see Note 49) and since the established allowance for doubtful accounts was reached 32.9% of the account receivable balance, therefore no additional allowance for doubtful accounts for MTR and distributable KSO revenue receivable from KSO III recognized in the first semester of 2003 (see
         Note 55).

         Management believes that there are no significant concentrations of credit risk on these receivables.

                                     -F-31-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

9.       TRADE ACCOUNTS RECEIVABLE - THIRD PARTIES

         a.    By Debtor

                                                            2002            2003
                                                            ----            ----
                                                              Rp              Rp
Residential and business subscribers                      1,422,860       2,246,903
Overseas international carriers                             192,822         194,981
Others                                                       78,465             588
                                                          ---------       ---------
Total                                                     1,694,147       2,442,472
Allowance for doubtful accounts                            (315,016)       (331,832)
                                                          ---------       ---------

Net                                                       1,379,131       2,110,640
                                                          =========       =========

         2.    By Age Category

                                                             2002           2003
                                                             ----           ----
                                                              Rp             Rp
Up to 3 months                                            1,379,131       2,100,640
More than 3 months                                          315,016         331,832
                                                          ---------       ---------
Total                                                     1,694,147       2,432,472
Allowance for doubtful accounts                            (315,016)       (331,832)
                                                          ---------       ---------

Net                                                       1,379,131       2,100,640
                                                          =========       =========

         3.    By Currency

                                                             2002           2003
                                                             ----           ----
                                                              Rp             Rp
Rupiah                                                    1,623,485       2,419,483
United States Dollar                                         70,662          12,989
                                                          ---------       ---------
Total                                                     1,694,147       2,432,472
Allowance for doubtful accounts                            (315,016)       (331,832)
                                                          ---------       ---------

Net                                                       1,379,131       2,100,640
                                                          =========       =========

         Movements in the allowance for doubtful accounts are as follows:

                                                             2002           2003
                                                             ----           ----
                                                              Rp             Rp
Beginning balance                                           252.855        397.810
Net movements during the year                                62.161        (65.978)
                                                            -------        -------

Ending balance                                              315.016        331.832
                                                            =======        =======

         Management believes that the allowance for doubtful receivables from third parties is adequate to cover possible losses on uncollectible accounts.

         Management also believes that there are no significant concentrations of credit risk from third party receivables.

                                     -F-32-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

10.      INVENTORIES

                                                                         2002         2003
                                                                         ----         ----
                                                                          Rp           Rp
Component:
     Telephone terminals, cards and spare parts                         49,658        57,154
     Cable and transmission installation spare parts                    85,371        39,525
     Other spare parts                                                     521        13,311
                                                                       -------       -------
     Total                                                             135,550       109,990
     Allowance for obsolescence                                        (32,292)      (26,420)
                                                                       -------       -------
     Net                                                               103,258        83,570
                                                                       -------       -------

Modules:
     Cable and transmission installation spare parts                    51,027         1,963
     Telephone terminals, cards and spare parts                         32,677        93,243
     Other spare parts                                                     187           272
                                                                       -------       -------
     Total                                                              83,891        95,478
     Allowance for obsolescence                                        (18,892)      (22,850)
                                                                       -------       -------
     Net                                                                64,999        72,628
                                                                       -------       -------

Total                                                                  168,257       156,198
                                                                       =======       =======

         Changes in the allowance for obsolescence of inventories are as follows:

                                                                        2002        2003
                                                                        ----        ----
                                                                         Rp          Rp
Beginning balance                                                      48,997      53,795
Net additions during the year                                           2,187      (4,525)
                                                                       ------      ------

Ending balance                                                         51,184      49,270
                                                                       ======      ======

         Management believes that the established allowance is sufficient to cover possible losses from decline in inventory value due to obsolescence.

         At June 30, 2003, modules in inventory were insured against fire, theft and other possible risks for US$1,268 thousands.

11       PREPAID TAXES

                                                                         2002     2003
                                                                         ----     ----
                                                                          Rp       Rp
Income Tax (Article 23)                                                    -        -
Value Added Tax                                                            -        -
                                                                          --       --
Total                                                                      -        -
                                                                          ==       ==

                                     -F-33-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

12.      OTHER CURRENT ASSETS

         As of June 30, 2003, this account presented time deposits and restricted funds with details as follows:

         a. Telkomsel's time deposits amounted to Rp81,314 million is used as security the facility related to financing and Letter of Credit for procurements.

         b. Telkom's time deposits amounted to US$4.6 million or equivalent Rp38,042 million is used to guarantee Napsindo's loan in relation with developing of infrastructure. The time deposit will be expired on August 28, 2003 and October 23, 2003 for US$1,8 million and US$2,8 million, respectively.

         c. Company's time deposit in Bank Mandiri amounted US$4,600 thousand is used as security for Napsindo's loan to finance its infrastructure development (see Note 1.b). The guarantee valid until August 28, 2003.

13.      LONG-TERM INVESTMENTS - NET

                                                                   2002                                         2003
                                                   --------------------------------------        -----------------------------------
                                                   Percent age    Share in                       Percentage   Share in
                                                      of         Net Income      Carrying           of        Net Income    Carrying
                                         Domicile  Ownership       (Loss)         Amount          Ownership     (Loss)       Amount
                                         --------  ---------     ----------     --------          ---------  ----------     --------
                                                       %             Rp             Rp                %           Rp           Rp
Equitymethod:

    PT Citra Sari Makmur                 Jakarta     25.00          (4,842)       49,613              25.00       979         56,055

    PT Metr o Selular Nusantara          Surabaya    20.17          (1,657)            -              20.17         -         16,309

    PT Patra Telekomunikasi Indonesia    Jakarta     30.00           4,004       5,636 1              30.00     3,381         16,224

    PT Napsindo Primatel Internasional   Jakarta     32.00          (3,024)        9,003 *)

    PT Multimedia Nusantara              Jakarta     31.00               -         1,928 *)

    PT Pasifik Satelit Nusantara         Bekasi      22.57               -             -              22.57         -              -

    PT Mobile Selular Indonesia          Jakarta     25.00               -             -               4.92         -              -
                                                                    ------       -------                        -----        -------
    Total                                                           (5,519)       76,180                        4,360         88,588
                                                                    ======       =======                        =====        =======

Cost method:

    PT Batam Bintan Telekomunikasi       Batam        5.00                           588               5.00                      588

    PT Telekom indo Selular Raya         Denpasar    69.77              60        17,132              99.99         -         25,724

    PT Bangtelindo                       Bandung      3.18                           199               3.18                      199

    M edianusa Pte. Ltd.                 Singapura    9.44                           108               9.44                      108

    PT Komunikasi Selular Indonesia      Jakarta     35.00               -             -              14.20         -         57,570
                                                                    ------       -------                        -----        -------
Net                                                                     60        18,027                            -         84,189
                                                                    ------       -------                        -----        -------
Total                                                               (5,459)       94,207                        4,360        172,777
                                                                    ======       =======                        =====        =======

*) Investment in Napsindo was changed into consolidation as of March 2003, and Multimedia Nusantara was changed into consolidation as of May 2003

                                     -F-34-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

13.      LONG-TERM INVESTMENTS - NET (continued)

         a        PT Citra Sari Makmur ("CSM")

                  CSM is engaged in providing Very Small Aperture Terminal ("VSAT"), net application services and consulting services on telecommunications technology and related facilities.

                                                                     2002         2003
                                                                     ----         ----
                                                                      Rp           Rp
Beginning balance                                                    74,833       62,270
Equity in net income of associated company                           (4,842)         979
Difference due to change of equity in associated company            (20,378)           -
Translation adjustment                                                    -       (7,194)
                                                                     ------       ------
Ending balance                                                       49,613       56,055
                                                                     ======       ======

         b.       PT Telekomindo Selular Raya ("Telesera")

                  In 2001, the Minister of Justice and Human Rights approved the corporate restructuring of PT Telekomindo Primabhakti ("Telekomindo"), an associated company engaged in the construction and development of telecommunications facilities. Pursuant to the restructuring, Telekomindo's authorized and paid-up capital was reduced and the capital reduction became the paid-up capital of two new companies: PT Telekomindo Media Informatika ("TMI") and PT Griya Insani Primabhakti ("GIP").

                  Based on a swap share agreement dated December 5, 2001 among the Company, PT Rajawali Corporation ("RC"), Telekomindo, and TMI, the parties agreed on the following:

                  - The Company sold its investments (inclusive of shares owned by Dana Pensiun Telkom) in Telekomindo, TMI, and GIP to RC for Rp145,968 million.

                  - TMI sold its investments (inclusive of shares owned by RC and Koptelindo) in PT Telekomindo Selular Raya ("Telesera") and PT Multisaka Mitra ("MSM") to the Company for Rp126,000 million and Rp25,000 million, respectively.

                  The sale transactions of the Company's shares in Telekomindo, TMI and GIP and the purchase of MSM and Telesera were consummated on December 28, 2001 based on the Deed of Sale and Purchase of Shares No. 8, 9,10, 11, and 12, respectively of Notary Emmy Salim, S.H.. In 2002, the Company recognized a loss of Rp101,527 million from the difference of the acquisition cost with the net carrying value of Telesera, due to the management intention investing in Telesera only temporary.

                  The acquisition cost of MSM's assets amounted Rp 25,000 million which recorded as "Advance Payments and Other Non-Current Assets" on December 31, 2002, has been capitalized in February 2003.

                  As of June 30, 2003, the Company's investment in Telesera is accounted for using the cost method because management intends to sell its interest in Telesera. Management has completed the valuation process and currently is in the process of negotiating the sale of Telesera. As of June 30, 2003, the carrying amount of this investment was Rp25,578 million, equivalent with the Company's interest of Telesera's equity.

                                     -F-35-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

13.      LONG-TERM INVESTMENTS - NET (continued)

         b.       PT Telekomindo Selular Raya ("Telesera") (continued)

                                                                     2002         2003
                                                                     ----         ----
                                                                       Rp           Rp
Beginning balance                                                        -       26,642
Capital contribution                                                87,907            -
Equity in net income of associated company                              60            0
Acquisition loss                                                   (70,835)        (918)
                                                                   -------       ------
Ending balance                                                      17,132       25,724
                                                                   =======       ======

         c.       PT Metro Selular Nusantara ("Metrosel")

                  Metrosel is engaged in providing national mobile cellular services and related facilities in Central Java, Yogyakarta, East Java, Maluku and Irian Jaya. The Company previously provided these services under a revenue-sharing arrangement with PT Centralindo Panca Sakti Cellular (a company which has taken over the rights and obligations of PT Centralindo Panca Sakti or "CPS"). The Company's initial capital contribution of Rp10,087 million represents a 20.17% ownership interest in Metrosel and was made in the form of property, plant and equipment under the revenue-sharing arrangement between the Company and CPS. The property, plant and equipment will be transferred to the company at the end of revenue sharing arrangement.

                  In February 1997, Metrosel issued 1,250,000 new shares with a par value of Rp10,000 per share to Asia Link B.V. for US$84,375 thousand. The issuance of the new shares has no impact on the Company's ownership interest because the Company was granted 251,940 shares by the Company's Pension Fund (formerly Yayasan Dana Pensiun Pegawai PT Telekomunikasi Indonesia or "YDPP Telkom"), a shareholder of Metrosel.

                  On May 30, 2002 Metrosel Implemented equity call. The Company made additional capital contribution amounted to Rp13,514 million to maintain its ownership in Metrosel.

                                                                     2002       2003
                                                                     ----       ----
                                                                      Rp         Rp
Beginning balance                                                   1,657      16,309
Equity in net profit (loss) of associated company                  (1,657)
                                                                   ------      ------

Ending balance                                                          -      16,309
                                                                   ======      ======

                                     -F-36-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

13.      LONG-TERM INVESTMENTS - NET (continued)

         d.       PT Patra Telekomunikasi Indonesia ("Patrakomindo")

                  Patrakomindo is engaged in providing satellite communication system services and related facilities to companies in the petroleum industry.

                                                                     2002        2003
                                                                     ----        ----
                                                                      Rp          Rp
Beginning balance                                                  12,133       12,842
Equity in net income of associated company                          4,004        3,382
Difference due to change of equity in associated company             (501)           -
                                                                   ------       ------
Ending balance                                                     15,636       16,224
                                                                   ======       ======

         e.       PT Pasifik Satelit Nusantara ("PSN")

                  PSN is engaged in providing satellite transponder leasing and satellite-based communication services in the Asia Pacific Region.

                                                                   2002     2003
                                                                   ----     ----
                                                                    Rp       Rp
Beginning balance                                                   -        -
Decline in value of investment                                      -        -
                                                                   --       --
Ending balance                                                      -        -
                                                                   ==       ==

                  In 2001, management decided to recognize other than temporary decline in value of this investment due to the financial condition of PSN.

         f.       PT Menara Jakarta ("MJ")

                  MJ is engaged in the construction and the operation of towers and related facilities. The economic difficulties faced by Indonesia have resulted in the termination of MJ's construction projects at the end of 1997.

                  Based on Notary Deed of A. Partomuan Pohan, SH, LLM No. 19 dated April 8, 2003 regarding swap shares agreement; the Company exchanges all its shares in MJ for 69% shares of PT Multimedia Nusantara.

                                     -F-37-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

         13.      LONG-TERM INVESTMENTS - NET (continued)

         g.       PT Mobile Selular Indonesia ("Mobisel")

                  Mobisel is engaged in providing mobile cellular services and related facilities. The Company previously provided these services under a revenue-sharing arrangement with PT Rajasa Hazanah Perkasa ("RHP"). The capital contribution of the Company amounting to Rp10,398 million, which represents a 25% equity ownership in Mobisel, was made in the form of property, plant and equipment under a revenue-sharing arrangement.

                  On November 12, 2002, Mobisel's shareholders agreed for equity call and debt to equity swap through the Unanimous Written Resolution. Based on the resolution, all Mobisel debts to the Company converted to 20,523,079 Series A shares and promissory notes amounted to Rp4,206 million. The Company released and waived its pre-emptive right to subscribe the newly issued shares, which resulted in the dilution of the Company ownership interest in Mobisel to 4.92%. Approval from the Minister of Justice and Human Rights on the Amendment of Mobisel's Article of Association is still in process.

         h.       PT Komunikasi Selular Indonesia ("Komselindo")

                  Komselindo is a joint venture between the Company and PT Elektrindo Nusantara ("Elektrindo"), and is engaged in providing analog mobile cellular services. The Company previously provided these services under a revenue-sharing arrangement with Elektrindo.

                  Elektrindo transferred its property, plant and equipment acquired under the revenue-sharing arrangements to Komselindo for Rp188,195 million based on the appraised value of the assets and the agreement among the Company, Elektrindo and Komselindo. This transaction is considered as a transaction between entities under common control since Elektrindo owns 65% of Komselindo.

                  Based on the Deed of Komselindo's Shareholders Extraordinary General Meeting No. 110 dated October 10, 2000, which was notarized by Ny. R. Arie Soetardjo, S.H., the Company agreed to the conversion of Rp92,750 million of receivables from Komselindo into equity in order to maintain a 35% ownership interest.

                  In 2001, the Company recorded the conversion of the receivables into equity and recognized loss for the new carrying amount of the investment amounting to Rp92,750 million.

                  In March 2002, Komselindo submitted a request to postpone debt settlement to Commercial Court. Commercial Court in Central Jakarta State Court through its decision No
                  02/PKPU/2002/PN.NIAGA/JKT.PST dated May 2, 2002 granted Komselindo to postpone its debt settlement for the period of six months after the date of decision.

                  On June 4, 2002, Komselindo proposed a settlement plan to its creditors for debt restructuring through debt to equity with conversion debt amounted to Rp117.304 million and US$171.323.044. The debt conversion also included Komselindo liabilities to the Company amounted to Rp19.397 million. The plan is approved by the creditors through the Restructuring and Settlement Agreement dated August 30, 2002.

                  On August 30, 2002 Komselindo's shareholders through Extraordinary Shareholders Meeting approved equity call for debt restructuring which is included in the Settlement Agreement and the Settlement,Termination and Release Agreement dated August 30, 2002.

                  The Company released and waived the pre-emptive right to subscribe newly issued shares. It resulted the dilution of Company's ownership in Komselindo to 14.20%.

                                     -F-38-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

13.      LONG-TERM INVESTMENTS - NET (continued)

         i.       PT Batam Bintan Telekomunikasi ("BBT")

                  BBT is engaged in providing fixed line telecommunication services at Batamindo Industrial Park in Muka Kuning, Batam Island and at Bintan Beach International Resort and Bintan Industrial Estate in Bintan Island.

                  In June 1996, based on a cooperation agreement between the Company and PT Batamindo Investment Corporation ("BIC"), the Company's investment in BBT was fully paid by BIC as a donation to the Company.

         j.       PT Bangtelindo

                  PT Bangtelindo is primarily engaged in providing consultancy services on the installation and maintenance of telecommunications facilities.

         k.       Medianusa Pte. Ltd.

                  Medianusa Pte. Ltd. is an associated company of Infomedia, which is engaged as a sales agent, in search of advertisers for telephone directories.

                                     -F-39-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

14.     PROPERTY, PLANT AND EQUIPMENT

                                               January 1,
                                                  2002     Additions  Deductions  Reclassifications
                                               ----------  ---------  ----------  -----------------
                                                   Rp         Rp         Rp              Rp
At cost or revalued amounts:
    Land                                          195,153     29,936         -           (2,612)
    Buildings                                   1,597,260      5,122         -           21,332
    Switching equipment                         8,842,943    310,531    13,300          415,497
    Telegraph, telex and data
       communication equipment                    206,592         52         -          457,618
    Transmission installation and equipment     4,899,964  1,001,120     7,213        3,475,077
    Satellite, earth station and equipment      5,772,334      4,461         -       (3,147,269)
    Cable network                              11,284,470     19,252        86         (197,062)
    Power supply                                  998,461     35,023       497           15,779
    Data processing equipment                   1,894,456    223,305        12         (399,779)
    Other telecommunications peripherals          507,652         87       825           24,899
    Office equipment                              616,029     60,522        59          (18,744)
    Vehicles                                      188,067      2,397     1,066            3,774
    Other equipment                                68,048      1,648         -                1
    Property under construction:
       Buildings                                   17,556     22,350         -           (9,031)
       Switching equipment                        187,125     96,536         -         (219,488)
       Transmission installation and
           equipment                              291,861    164,463         -          (84,889)
       Satellite, earth station and equipment     306,365      9,788         -         (310,873)
       Cable network                              196,947    191,270         -          162,073
       Power supply                                 6,258     90,172         -           (7,955)
       Data processing equipment                  133,543    101,450         -         (172,619)
       Other telecommunications peripherals         3,492      9,088         -          (11,788)
    Leased assets
       Vehicle                                      3,804          -         -           (3,804)
                                               ----------  ---------  --------    -------------

    Total                                      38,218,380  2,378,573    23,058           (9,863)
                                               ----------  =========  ========    =============

Accumulated depreciation:
    Buildings                                     654,596     36,698         -            2,752
    Switching equipment                         3,985,490    253,608         -         (328,099)
    Telegraph, telex and data
       communication equipment                    201,748     44,234         -          168,024
    Transmission installation and equipment     2,075,653    411,009         -        1,761,057
    Satellite, earth station and equipment      1,875,016     77,070         -       (1,816,144)
    Cable network                               4,671,775    430,621        86          (91,537)
    Power supply                                  667,615     32,053       497           25,891
    Data processing equipment                     725,422    118,581         -         (231,681)
    Other telecommunications peripherals          437,610     16,344       293           (4,561)
    Office equipment                              426,067     36,350        59           (3,708)
    Vehicles                                      159,138      7,737       980              973
    Other equipment                                48,815      5,281         -          507,840
    Leased assets
       Vehicle                                        669          -         -             (669)
                                               ----------  ---------  --------    -------------

    Total                                      15,929,614  1,469,586     1,915           (9,864)
                                               ----------  =========  ========    =============

Net Book Value                                 22,288,766
                                               ==========

                                     -F-40-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

14.     PROPERTY, PLANT AND EQUIPMENT (continued)

                                                January 1,                                                June 30,
                                                   2003      Additions*)  Deductions  Reclassifications     2003
                                                ----------   -----------  ----------  -----------------  ----------
                                                    Rp           Rp           Rp             Rp              Rp
At cost or revalued amounts:
    Land                                           261,290       28,831         25            2,375         292,471
    Buildings                                    1,735,107        3,289     28,226           38,512       1,748,682
    Switching equipment                          8,471,386       24,990          -        4,136,376      12,632,752
    Telegraph, telex and data
       communication equipment                     217,380            -          -          (10,614)        206,766
    Transmission installation and equipment     14,624,530          604      2,614       (1,109,495)     13,513,025
    Satellite, earth station and equipment       2,549,548        6,865          -          235,139       2,791,552
    Cable network                               12,542,254      125,708     28,127          687,804      13,327,639
    Power supply                                 1,044,193        3,506      1,358           30,827       1,077,168
    Data processing equipment                    2,807,374       11,147         60          140,032       2,958,493
    Other telecommunications peripherals           710,234       25,600         21         (165,699)        570,114
    Office equipment                               611,290        6,083        811           29,708         646,270
    Vehicles                                       188,786          770        400            4,169         193,325
    Other equipment                                 83,238       11,076         23           20,442         114,733
    Property under construction:
       Buildings                                    63,302       49,714          -          (43,467)         69,549
       Switching equipment                         396,161      874,995          -       (1,158,902)        112,254
       Transmission installation and
           equipment                               323,152    1,915,233          -       (2,041,398)        196,987
       Satellite, earth station and equipment       48,094      222,528          -         (258,874)         11,748
       Cable network                               631,052      211,098          -         (593,193)        248,957
       Power supply                                  5,895        6,929          -          (10,922)          1,902
       Data processing equipment                    44,118      135,992          -         (139,719)         40,391
       Other telecommunications peripherals          2,386        6,431                      (5,664)          3,153
       Leased assets
          Vehicles                                   3,923            -                      (3,923)              -
                                                ----------  -----------    -------     ------------      ----------

    Total                                       47,364,693    3,671,389     61,665         (216,486)     50,757,931
                                                ----------  ===========    =======     ============      ----------

Accumulated depreciation:
    Buildings                                      773,941       52,604     28,226            1,624         799,943
    Switching equipment                          4,267,821      476,124                     573,935       5,317,880
    Telegraph, telex and data
       communication equipment                     206,432          732                      (3,020)        204,144
    Transmission installation and equipment      4,285,905      577,589                    (589,193)      4,274,301
    Satellite, earth station and equipment       1,350,885       95,642      2,614           99,431       1,543,344
    Cable network                                5,710,517      553,113     10,564           (6,160)      6,246,906
    Power supply                                   748,605       34,017      1,358            3,066         784,330
    Data processing equipment                    1,076,936      217,189         83              226       1,294,268
    Other telecommunications peripherals           584,066       16,897         21         (109,752)        491,190
    Office equipment                               475,696       25,199        661            9,774         510,008
    Vehicles                                       170,025        6,311        420            1,600         177,516
    Other equipment                                 66,352        8,442                      17,516          92,310
    Leased assets
       Vehicles                                      1,732                                (1,732.00)
                                                ----------  -----------    -------     ------------      ----------

    Total                                       19,718,913    2,063,859     43,947           (2,685)     21,736,140
                                                ----------  ===========    =======     ============      ----------

Net Book Value                                  27,645,780                                               29,021,791
                                                ==========                                               ===========

*) Including property, plant and equipment of Napsindo, PII and Metra which were consolidated in 2003.

                                     -F-41-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

14.      PROPERTY, PLANT AND EQUIPMENT (continued)

         Most of the Company's property, plant and equipment acquired up to January 1, 1979 and January 1, 1987 have been revalued in accordance with Decree No. 109/KMK.04/1979 dated March 27, 1979 of the Minister of Finance of the Republic of Indonesia and Government Regulation No. 45 of 1986, respectively. The revaluation increments of Rp86,787 million resulting from the 1979 revaluation and Rp381,908 million resulting from the 1987 revaluation were included within equity in 1984 and 1988, respectively.

         Depreciation charged to operations amounted to, Rp1,319,834 million, Rp1,530,491 million and Rp2,032,298 million for period 2001, 2002 and 2003, respectively.

         Interest capitalized into property under construction amounted to Rp7,865 million and Rp6,741 million in 2002 and 2001, respectively. Whilst in 2003 there is no interest capitalized into property under construction. Capitalization rates are the borrowing rates on debts incurred related to property under construction.

         Foreign exchange gains (losses) capitalized as part of property under construction amounted to (Rp46,959) million and Rp67,022 million 2002 and 2001, respectively.

         Management believes that no impairment in the carrying amount of its assets has occurred.

         The Company and its subsidiaries own several pieces of land located throughout Indonesia with Building Use Rights (Hak Guna Bangunan or
         HGB) for a period of 20-30 years, which will expire between 2003-2032. Management believes that there will be no difficulty in the extension of the landrights since all the parcels of land are supported by sufficient evidence of ownership.

         Some of the Company's land measuring 1,801,424 m(2) is still under the name of other parties including, among others, the Ministry of Tourism, Post and Telecommunications and the Ministry of Communication of the Republic of Indonesia. As of July 25, 2003, the transfer to the Company of the legal title of ownership on those parcels of land is still in progress.

         All of the Company's property, plant and equipment, except land, were insured with various insurance companies against fire, theft and other possible risks for Rp20,270 million and US$ 1,368 thousand at June 30, 2002 and Rp19,748 million and US$1,247 thousand at June 30, 2003. In addition, the Palapa B4 and Telkom-1 Satellite are insured for US$71,837 thousand and US$68,243 thousand at June 30, 2002 and at June 30, 2003, respectively. Management believes that the insurance coverage is adequate to cover possible losses on the assets insured.

         All of the subsidiaries' property, plant and equipment, except land, were insured against fire, theft and other possible risks. Management of the subsidiaries believes that the insurance coverage is adequate to cover possible losses on those assets.

                                     -F-42-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

15.      PROPERTY, PLANT AND EQUIPMENT UNDER REVENUE-SHARING ARRANGEMENTS

                                                   January 1,                                              June 30,
                                                      2002       Additions  Deductions  Reclassification     2002
                                                   ----------    ---------  ----------  ----------------  ---------
                                                       Rp            Rp         Rp             Rp             Rp
                 Year 2002

At cost:
      Land                                              3,160          -           -              -           3,160
      Buildings                                        23,952          -           -              -          23,952
      Switching equipment                             624,794          -           -            447         625,241
      Transmission installation and equipment         107,558          -           -              -         107,558
      Cable network                                   334,345          -           -           (447)        333,898
      Other telecommunications peripherals            199,842          -           -              -         199,842
                                                   ----------    -------    --------    -----------       ---------

      Total                                         1,293,651          -           -              -       1,293,651
                                                   ----------    -------    --------    -----------       ---------

Accumulated depreciation:
      Land                                              1,146         80           -              -           1,226
      Buildings                                         9,333        602           -              -           9,935
      Switching equipment                             322,455     22,210           -              -         344,665
      Transmission installation and equipment          87,143      5,378           -              -          92,521
      Cable network                                   221,034     14,326           -              -         235,360
      Other telecommunications peripherals            199,806         16           -              -         199,822
                                                   ----------    -------    --------    -----------       ---------

      Total                                           840,917     42,612           -              -         883,529
                                                   ----------    -------    --------    -----------       ---------

Net Book Value                                        452,734                                               410,122
                                                   ==========                                             =========

                                           January 1,                                             June 30,
                                              2003      Additions  Deductions  Reclassifications    2003
                                           -----------  ---------  ----------  -----------------  --------
                                               Rp           Rp         Rp              Rp            Rp

                 Year 2003

At cost:
      Land                                      3,160          -          -              -           3,160
      Buildings                                23,727          -          -              -          23,727
      Switching equipment                     623,757          -      5,897         (3,256)        614,604
      Transmission installation and
          equipment                           107,558          -      9,416         (5,115)         93,027
      Cable network                           333,187          -          -              -         333,187
      Other telecommunications
          peripherals                         129,196          -      2,211           (500)        126,485
                                           ----------   --------   --------    -----------       ---------

      Total                                 1,220,585          -     17,524         (8,871)      1,194,190
                                           ----------   --------   --------    -----------       ---------

Accumulated depreciation:
      Land                                      1,265         80          -              -           1,345
      Buildings                                10,412        593          -              -          11,005
      Switching equipment                     362,209     21,871      5,897         (3,256)        374,927
      Transmission installation and
          equipment                            95,396      4,651      9,416         (5,115)         85,516
      Cable network                           242,471     14,332          -              -         256,803
      Other telecommunication
          peripherals                         129,196          -      2,211           (500)        126,485
                                           ----------   --------   --------    -----------       ---------

      Total                                   840,949     41,527     17,524         (8,871)        856,081
                                           ----------   --------   --------    -----------       ---------

Net Book Value                                379,636                                              338,109
                                           ==========                                            =========

                                     -F-43-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

15.      PROPERTY, PLANT AND EQUIPMENT UNDER REVENUE-SHARING ARRANGEMENTS
         (continued)

         Depreciation charged to operations amounted to Rp42,787 million, Rp42,612 million and Rp41,527 million as of June 30, 2001, 2002 and 2003, respectively.

         The investors legally retain rights to the property, plant and equipment under revenue-sharing arrangements until the end of the revenue-sharing period.

         The unearned income under revenue-sharing arrangements is as follows:

                                 2002          2003
                              -----------  -----------
                                  Rp            Rp
Gross amount                    1,297,274    1,293,651
Accumulated amortization       (1,102,672)  (1,156,683)
                              -----------  -----------

Net                               194,602      136,968
                              ===========  ===========

16.      INTANGIBLE ASSETS

                          2002          2003
                       -----------   ---------
                           Rp            Rp
Intangible assets        1,356,144   2,388,691
License - net                    -       6,221
Amortized                  (82,166)   (459,467)
                       -----------   ---------

Net                      1,273,978   1,935,445
                       ===========   =========

         Movement of intangible assets during 2003 and 2002 is as follows:

                                                2002
                       ---------------------------------------------------
                         Intangible Assets         Goodwill
                       --------------------   -----------------
                       Dayamitra   Pramindo     GSD    Indonusa    Total
                       ---------   --------   -------  --------  ---------
                          Rp          Rp         Rp       Rp        Rp
Beginning balance      1,262,203          -    93,941        -   1,356,144
Additions                                 -                              -
Impairment                     -          -         -        -           -
Amortization             (71,531)         -   (10,635)             (82,166)
                       ---------   --------   -------  --------  ---------
Ending balance         1,190,672          -    83,306        -   1,273,978
                       =========   ========   =======  ========  =========

                                                2003
                       ----------------------------------------------------------
                         Intangible Assets               Goodwill
                       --------------------   ------------------------
                       Dayamitra   Pramindo     GSD     Metra  Napsindo     Total
                       ---------   --------   -------   -----  --------     -----
                          Rp          Rp         Rp                          Rp
Beginning balance      1,121,958    850,824    72,671                     2,045,453
Additions                      -          -         -  5,751     39,868      45,619
Amortization             (70,122)   (53,176)  (10,635) (5751)   (19,934)   (159,618)
Impairment                     -          -         -      -     (3,080)     (3,080)
                       ---------   --------   -------  -----  ---------   ---------
Ending balance         1,051,836    797,648    62,036      -     16,854   1,928,374
                       =========   ========   =======  =====  =========   =========

                                     -F-44-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

16.      INTANGIBLE ASSETS (continued)

         The intangible asset resulted from the acquisition of Dayamitra and Pramindo primarily represents the present value of Dayamitra's and Pramindo's share of projected Distributable KSO Revenue over the remaining KSO period. Goodwill resulted from the acquisition of GSD and Indonusa (see Note 2.b).

         Total amortization of Rp159,618 million for the period ended June 30, 2003 was reported as other expense under "Other Income (Charges)" in the consolidated statements of income.

         The license represents the Nationwide DCS 1800 Operations and License for Nationwide DCS 1800 Radio Frequency Spectrum Utilization held by Telkomsel. Amortization expense for this license during first semester of 2003 amounted to Rp451 million.

17.      ESCROW ACCOUNT

         Escrow accounts consist of the following:

         a.       Dayamitra Escrow

                  This account with Citibank N.A., Singapore ("Dayamitra Escrow Agent"), was established to facilitate the payment of the Company's obligations under the Conditional Purchase Agreement and Option Agreement entered into with the selling shareholders of Dayamitra.

                  In accordance with the Escrow Agreement, the Company made the first installment payment of US$14,343,750 on May 17, 2001. Future monthly installments of US$6,250,000 for twenty four months are required by the agreement. The Company is also obliged to make additional installment payments necessary to settle the obligation on the due dates and to maintain a minimum balance of US$14,343,750.

                  The escrow account earns interest at LIBOR minus 0.75% per annum, which is computed daily. The interest income earned is included as part of the escrow fund.

                  The remaining funds available will be transferred to the Company after all of the obligations to the Dayamitra transaction are satisfied

         b.       PIN Escrow

                  This escrow account with JPMorgan Chase Bank ("PIN Escrow Agent") was established to facilitate the settlement of the Company's obligations under its Conditional Sale and Purchase Agreement for the acquisition of PIN.

                  In accordance with the Escrow Agreement, the Company will make installment payments of US$12,800,000 for eleven months and US$15,000,000 for sixteen months. The first installment was due on October 1, 2002.

                  Escrowed funds earn interest at LIBOR minus 0.4% per annum, which is computed daily. The interest income earned will be included as part of the escrow fund.

                                     -F-45-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

18.      TRADE ACCOUNTS PAYABLE

                                                            2002          2003
                                                        ----------     -----------
                                                           Rp               Rp
Related parties
    Purchases of equipment, materials and services        125,189          34,079
    Payable to other telecommunications operator          496,831         220,653
    Concession fees                                       272,872         193,532
    Other                                                  14,770        8,979.00
                                                        ---------       ---------
    Total                                                 909,662         457,243
                                                        ---------       ---------

Third parties
    Purchases of equipment, materials and services        723,061       1,530,804
    Payable to other telecommunication operator           154,485          34,479
    Payable related to revenue-sharing arrangements         8,073         166,050
                                                        ---------       ---------
    Total                                                 885,619       1,731,333
                                                        ---------       ---------

Total                                                   1,795,281       2,188,576
                                                        =========       =========

        Trade accounts payable by currency are as follows:

                                   2002        2003
                                ----------  ----------
                                    Rp          Rp
Rupiah                          1,747,032   1,837,451
United States Dollar               47,429     319,943
Euro                                    -       9,530
Great Britain Pound sterling          820       3,059
Yen Jepang                              -      18,363
Singapore Dollar                        -         120
Australian Dollar                       0      110.00
                                ---------   ---------
Total                           1,795,281   2,188,576
                                =========   =========

19.      TAXES PAYABLE

                                  2002           2003
                               -----------    ----------
                                   Rp           Rp
Current tax (see Note 41)          970,725      503,220
Income tax
      Article 21                    19,301       25,701
      Article 22                     3,792        4,575
      Article 23                    19,682       11,743
      Article 25                   257,427      376,497
      Article 26                     4,351      257,004
Value Added Tax ("VAT")            157,348      103,113
                                 ---------    ---------
Total                            1,432,626    1,281,853
                                 =========    =========

                                     -F-46-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

19.      TAXES PAYABLE (continued)

         The amount of VAT Output that has not been remitted to the State Treasury is reported in the taxes payable account. Based on a circular letter No. SE-48/PJ.3/1988 dated December 31, 1988, by the Director General of Taxation; the Company is not allowed to credit the VAT Input against the VAT Output. However, based on the letter from Director General of Taxation No. KEP-539/PJ/2000 dated December 29, 2000, the Company is able to credit the VAT Input against the VAT Output on taxable materials and or services acquired that are directly related to the Company's operations, starting from January 1, 2001.

         Pursuant to Decision Letter No. KEP-01/WPJ.07/KP.0105/2002 dated March 22, 2002, the Director General of Taxation has permitted the Company to pay taxes due on the cross-ownership transaction in nine monthly installments ending on December 25, 2002.

20.      ACCRUED EXPENSES

                                            2002         2003
                                         ----------   ---------
                                             Rp           Rp
Early retirement benefits                              366,525
Postretirement benefits                    610,791     709,090
Salaries and employee bonuses              105,491     360,266
Interest and bank charges                  281,364     161,571
General, administrative and marketing        3,651     167,774
Operation, maintenance and
      telecommunications services          491,454     234,752
Other                                          182      16,619
                                         ---------   ---------
Total                                    1,492,933   2,016,597
                                         =========   =========

         Based on Board of Directors' Resolution No. KD.20/PS900/SDM-10/2001 dated June 11, 2001 concerning Early Retirement, the Company offered an Early Retirement Program for interested and eligible employees. Employees' rights under the early retirement program, method of calculation and payments for compensation and other benefits are provided in Board of Directors' Resolution No. KD.35/PS900/SDM-10/01 dated November 30, 2001 entitled Employees' Rights under Early Retirement Program Year 2002. Accrued early retirement benefits as of December 31, 2001 have been fully paid in the first semester of 2002. Accrued early retirement expenses as of June 30, 2003 represent the continued early retirement program, which will be implemented in 2003.

         Included in accrued early retirement benefits is a charge of Rp357,100 million in 2002 related to the Company's plan for outsourcing in operating "call center" service to other party. Based on the First Amendment of Cooperation Agreement on Business Synergy in Inter (I) Net and service (S) Net dated February 25, 2003, the Company intend to transfer the call center service operation to Infomedia, however the implementation of human resources transfers needs approval from other Infomedia shareholder.

21.      ADVANCES FROM CUSTOMERS AND SUPPLIERS

         In the end of first semester year 2003, the Company received deposits payments from KSO Unit III amounting US$91,750,000 related to the Company's plan to buy out AriaWest. The deposit amounted to US$41,750,000 was received on May 17, 2002, upon signing the Conditional Sale and Purchase Agreement and US$50,000,000 upon receipt of AriaWest's 2001 Tax Assessment Letter (see Note 49 and 55).

                                     -F-47-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

22.      SHORT-TERM BANK LOAN

         a. On October 5, 2001, Telkomsel entered into a Transferable Term Loan Agreement with Deutsche Bank AG, Jakarta Branch (as "Arranger" and "Facility Agent") covering a loan facility amounting to Rp500,000 million obtained from banks (collectively "Lenders"), as follows:

       Name of bank           % of Loan Assigned   Amount
--------------------------    ------------------   ------
                                                     Rp
PT Bank Central Asia, Tbk              38         190,000
PT Bank Lippo, Tbk                     19          95,000
PT Bank Niaga, Tbk                     19          95,000
PT Bank Bali, Tbk                      10          50,000
Deutsche Bank AG, Jakarta              10          50,000
PT Bank Ekonomi Raharja                 4          20,000
                                                  -------
                                                  500,000
                                                  =======

                  The loan was obtained to finance Telkomsel's working capital requirements. The loan bore interest at 3-months Certificates of Bank Indonesia plus 2%. The loan was settled on October 22, 2002.

         b.       The detail of bank loan as of June 30, 2003 is as follows:

                                                   Total       Outsatnding        Outstanding
            Lender                    Currency    facility  in original currency  (Rp million)
---------------------------------     --------  ----------  --------------------  ------------
Hermes Kreditversicherungs AG           USD     23,400,000         740,914           15,863
SACE                                    USD     21,000,000         962,011            7,965
Bank Consortium                         USD      4,000,000       2,932,000           21,329
Bank Consortium                         IDR         90,000               -           47,350
Bank Central Asia                       IDR        173,000               -           25,903
Hermes export facility                  EUR     76,195,313      39,798,163          377,127
Citibank N.A                            USD     40,000,000       6,651,885           55,077
                                                                                    -------
Total                                                                               550,614
Current maturities of long term
     bank loan                                                                      170,627
                                                                                    -------

Long term portion                                                                   379,987
                                                                                    =======

         c.       High Performance Backbone Loan

                  c.1. On April 10, 2002, the Company entered into the "Term Loan Agreement HP Backbone Sumatra Project and Pledge of Right To Deposit" with Citibank, N.A. providing a total facility of US$6,950,000.

                         The facility was obtained to finance the construction of the Sumatra High Performance Backbone, in connection with the "Partnership Agreements" dated November 30, 2001, with PT Pirelli Cables Indonesia and PT Siemens Indonesia for the construction and provision of a high performance backbone in Sumatra.

                                     -F-48-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

22.      SHORT-TERM BANK LOAN (continued)

         d.       High Performance Backbone Loan (continued)

                         Amounts drawn from the facility bear interest 1% above the interest rate provided by the Bank on the relevant deposit being pledged to the bank. The loans are payable in eight monthly installments beginning April 2003. The loans will mature in January 2004.

                         The loan facility from Citibank NA is guaranteed by a time deposit of US$6,950,000.

                         The Company has drawn down the facility of US$6,948,000, and as of June 30, 2003 it has been fully paid.

                  c.2. On April 10, 2002, the Company entered into a "Loan Agreement" with Citibank, N.A ("arranger") and Citibank International plc ("agent"), which was guaranteed by an export credit of Hermes Kreditversicherungs AG, providing a total facility of US$23,400,000.

                         The facility was obtained as 85% source of fund for procurement and maintenance services in Germany relating to the design, manufacture, construction, installation and testing of high performance backbone networks in Sumatra pursuant to the "Partnership Agreement".

                         Hermes, as guarantor, received commission fee of 8.4% of the total facility divided by 0.9125. This commission fee should be paid twice during the agreement period.

                         Amounts drawn from the facility bear interest at LIBOR plus 0.75%.

                         As of June 30, 2003, the Company disbursed for US$1,916 thousand or equivalent Rp 15,863 million of the total facility.

                  c.3. On April 10, 2002, the Company entered into a "Term Loan Agreement HP Backbone Sumatra Project" with Bank Central Asia, providing a total facility of Rp173,000 million. The facility was obtained to fund the Rupiah portion of the high performance backbone network in Sumatra pursuant to the "Partnership Agreement".

                         Amounts drawn from the facility bear interest at 4.35% plus the 3-month time deposit rate. The loans are payable in twelve quarterly installments beginning January 2004. The loans will mature in October 2006.

                         As of June 30, 2003, the Company has drawn Rp 25,903 million from the facility. Total principal outstanding as of June 30, 2003 is Rp25,903 million.

                         The loan facility from Bank Central Asia was unsecured.

                  c.4. Loan agreement with Citibank N.A and Citibank International Plc

                         On April 10, 2002, the Company entered into Loan Agreement with Citibank N.A (as arranger) and Citibank International Plc (as agent) which is supported by export credit guarantee from Institutio per I Servizi Assicurativi del Commercio Estero (SACE Italy), with total facility amounted US$21,000 thousand. The facility obtained is used to finance 85% of source of procurement and maintenance service in Italy in relation to design, production, development, installation and trial test sub-system VI, as part of the high performance backbone. This facility was secured with Company's asset in construction, which related with this loan in accordance with "Partnership Agreement". As of June 30, 2003, the Company has utilized this facility amounted US$962,011 or equivalent Rp 7,965 million. The interest for this facility was 4.14 per annum.

                                     -F-49-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

22.      SHORT-TERM BANK LOAN (continued)

         d.       Internet Protocol Backbone ("IP Backbone") Loan

                  On February 25, 2002, the Company entered into a "Perjanjian Fasilitas Pembiayaan" with Bank DBS Indonesia (syndicated agent), Bank Bukopin (lender) and Bank Central Asia (lender), providing a total facility of US$4,000,000 and Rp90,000 million to fund the IP Backbone project in 7 (seven) Regional Divisions and 6 (six) KSOs.

                  Amounts drawn in US Dollars bear interest at 2% plus the highest of 1, 2 or 3 month SIBOR divided by 0.87% for the first year and 2% plus the 3 month SIBOR divided by 0.87% thereafter. Amounts drawn in Rupiah bear interest at 19% fixed for the first year and 5% plus the average of BCA and Bukopin's interest rates (the highest of 1,3,6 or 12 month time deposit rate) thereafter.

                  The loans are payable in eleven quarterly installments beginning September 2002. The loans will mature on March 15, 2005.

                  Total outstanding IP Backbone loans for Rupiah and US Dollars as of June 30, 2003 are Rp47,350 million and US$2,576 thousand (equivalent Rp 21,329 million), respectively.

                  The total unused credit facility for the Rupiah and US Dollars facility as of June 30, 2003 is Rp16,475 million.

                  The Company pledged the assets under construction as collateral for the IP Backbone loan pursuant to Notarial Deed No.17 dated February 25, 2002 of Notary Siti Amiretno Diah Wasisti Bagiono, SH on "Fiduciary Collateral". The pledge has a maximum amount of US$14,587,525.20 and Rp401million.

                  The schedule of the required principal payments on this IP Backbone loan as of June 30, 2003 is as follows:

Year                        Total
----                       ------
                             Rp
2003                       18,983
2004                       37,966
2005                       11,731
                           ------
Total                      68,680
                           ======

                  Average interest rates for the HP Backbone and IP Backbone loans during 2003 were as follows:

                      2003
                  ------------
Rupiah            17.14% - 19%
USD               3.5% - 4.38%

                  Under the Loan Agreements for HP Backbone and IP Backbone, the Company should maintain quarterly financial ratios as follows:

                  1. Debt to equity ratio should not exceed 3:1

                  2. EBITDA to interest expense should exceed 5:1

                  3. EBITDA to loan installment and interest payment should exceed 1.5:1

                  As of June 30, 2003, the Company complied with the above-mentioned ratios.

                                     -F-50-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

22.      SHORT-TERM BANK LOAN (continued)

         e.       J-Exim Loan

                                 2002    2003
                              --------   -----
Total outstanding amount       122,150       -
Current maturities            (122,150)      -
                              --------   -----
Long-term portion                    -       -
                              ========   =====

                  This represents Dayamitra's obligation under a loan facility agreement it entered into with Tomen on April 27, 1998. The facility has been fully drawn for US$35million, which is repayable in five semi-annual installments of US$7 million commencing on March 25, 2001.

                  Interest accrues on the outstanding principal at the rate of LIBOR plus 1% and is repayable semi-annually, commencing on September 25, 1998. Annual interest rates in 2002 ranged from
                  2.75 % to 3.58 %.

                  On June 21, 1999, an agreement was entered into between Tomen and The Export-Import Bank of Japan ("J-Exim") under which the loan and related security rights were assigned from Tomen to J-Exim.

         f. On July 12, 2002, Telkomsel entered into an Opening Letter of Credit and Trust Receipt Loan Agreement with Citibank, N.A. providing for a total facility of US$40,000,000.

                  The facility was obtained to finance Telkomsel's capital expenditures in connection with procurement contracts with three strategic partners and a strategic supplier. Amounts drawn from the facility bear interest at the bank's cost of funds plus 2.5%, and will be matured on July 12, 2003. The facility is not collateralized.

                  As of June 30, 2003, the loan disbursement from the facility amounted US$23,500 thousand, and the outstanding balance of the loan as of June 30, 2003 amounted to US$6,652 thousand or equivalent to Rp55,077 million.

23.      CURRENT MATURITY OF LONG-TERM LIABILITIES

                                                     2002        2003
                                                  ---------    ---------
                                                      Rp           Rp
Two-step loan                                     1,020,465      884,167
Liabilities for acqusition of subsidiaries          367,190            -
Supplier's credit loan                               89,868      319,426
Short term bank loan                                622,150      170,627
Bridging loan                                        22,685       51,336
Obligation under capital lease                            -          599
Others                                                    -            -
                                                  ---------    ---------

                                                  2,122,358    1,426,155
                                                  =========    =========

24.      TWO-STEP LOANS

         Two-step loans are loans, which were obtained by the Government of the Republic of Indonesia from overseas banks and a consortium of contractors, which are then re-loaned to the Company. The loans entered into up to July 1994 were recorded and are payable in Rupiah based on the exchange rate at the date of withdrawal. Loans entered into after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

                                     -F-51-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

24.     TWO-STEP LOANS (continued)

        The details of the two-step loans are as follows:

       Creditors             Interest Rate        2002         2003
-------------------------    -------------     ---------     --------
                                  (%)             Rp            Rp
Overseas banks                2.95 - 17.51     8,468,709     7,574,950
Consortium of contractors     3.20 - 17.51       321,956       259,425
                                               ---------     ---------
Total                                          8,790,665     7,834,375

Current maturities                            (1,020,465)     (884,167)
                                               ---------     ---------

Long-term portion                              7,770,200     6,950,208
                                               =========     =========

         Details of two-step loans obtained from overseas bank as of June 30, 2003 are as follows:

Currencies  Interest Rate    Amount
----------  -------------    ------
                (%)          Rp
US Dollar    3.85 - 8.70   3,100,572
Rupiah      12.00 - 17.51  3,316,678
Yen              2.95      1,218,473
Euro         7.18 - 8.30     198,652
                           ---------

Total                      7,834,375
                           =========

         The acquired loans are intended for the development of telecommunication infrastructure and supporting equipments. The loans are payable in semi-annual installments and they are due on various dates until 2025.

         Detail of two-step loans obtained from consortium contractors as of June 30, 2003 is as follows:

Currencies           Interest Rate     2002     2003
----------           -------------   -------  --------
                          (%)           Rp       Rp
Yen                       3.20       167,043   129,970
Rupiah               13.25 - 17.51   179,699   129,455
                                     -------   -------

Long-term portion                    346,742   259,425
                                     =======   =======

         The consortium of contractors consists of: Sumitomo Corporation, PT NEC Nusantara Communications and PT Humpuss Elektronika (SNH Consortium). The acquired loans were intended for the financing of second digital telephone exchange project. The loans are payable in semi-annual installments and they are due on various dates until March 15, 2015.

                                     -F-52-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

24.      TWO-STEP LOANS (continued)

         Two-step loans which are payable in Rupiah bear either a fixed interest rate or a floating rate based upon the average interest rate on 3-month Certificates of Bank Indonesia during the six-months preceding the installment due date, plus 1%. Two-step loans which are payable on foreign currencies bear either a fixed rate interest or the floating interest rate offered by the lenders, plus 0.5%.

         As of June 30, 2003, the company has used all facilities of two-step loans and the withdrawal period of two-step loan has expired.

         The schedule of the principal payments on the Company's two-step loans as of June 30, 2003, is as follows:

   Year                                           Total
   ----                                           -----
                                                   Rp
2004                                              835,918
2005                                              794,144
2006                                              672,599
2007                                              485,979
2008 - 2025                                     4,161,568
                                                ---------

Total                                           6,950,208
                                                =========

         The Company should maintain financial ratios as follows:

         a. Projected net revenue to projected debt service ratio should exceed 1.5:1 and 1.2:1 for two-steps loans originating from World Bank and Asian Development Bank ("ADB"), respectively.

         b. Internal financing (earning before depreciation and interest expenses) should exceed 50% and 20% compared to capital expenditure for loan originally from World Bank and ADB, respectively.

         As of June 30, 2003 the Company complied with the abovementioned ratios.

25.      SUPPLIERS' CREDIT LOANS

         The detail of suppliers' credit loans is as follows:

                                               2002        2003
                                             -------     --------
                                               Rp           Rp
Tomen                                        313,416      222,911
Cable & Wireless plc                          51,297       37,917
Vendor credit                                      -      198,921
                                             -------     --------
Total                                        364,713      459,749
Current maturities                           (89,868)    (319,426)
                                             -------     --------

Long-term portion                            274,845     140,323
                                             =======     ========

                                     -F-53-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

25.      SUPPLIERS' CREDIT LOANS (continued)

         a.       Tomen

                  Dayamitra has entered into a Design, Supply, Construction and Installation Contract dated November 18, 1998 with Tomen, the ultimate holding company of TMC, which is a shareholder of Dayamitra. Under the terms of the contract, Tomen is responsible for the construction of the minimum new installations required under the KSO VI Agreement in which Dayamitra is the investor.

                  In connection with the above agreement, Dayamitra entered into a Supplier's Credit Agreement ("SCA") with Tomen on November 18, 1998. The total commitment under the SCA was US$54,000,000 of which US$50,444,701 had been drawn down before the expiration date of the available credit on September 30, 1999.

                  Interest accrues on the amounts drawn down at LIBOR plus 4.5% per annum, and is payable semiannually in arrears.

                  Annual interest rates in 2002 ranged from 5.92% to 6.48%.

                  The SCA loan is repayable in ten semi-annual installments commencing on December 15, 2000. The SCA contains a minimum fixed repayment schedule; however, additional principal repayments are required on repayment dates in the event that Dayamitra has excess cash, as defined in the SCA.

                  The SCA loan is secured on a pro rata basis by the security rights provided under the C&W plc bridging facility loan.

         b.       Cable and Wireless plc ("C&W plc")

                  Dayamitra entered into a Supplier's Credit Agreement ("SCA") with C&W plc on May 19, 1999.

                  The SCA loan is repayable in ten semi-annual installments commencing on December 15, 2000. The loan contains a minimum fixed repayment schedule; however, additional principal repayments are required on repayment dates in the event that Dayamitra has excess cash, as defined in the SCA.

                  Interest on this loan is at the rate of LIBOR plus 4.5%. Annual interest rates in 2002 ranged from 5.92% to 6.48%.

                  The SCA loan is secured on a pro rata basis by the security rights provided under the C&W plc bridging facility loan. In addition, any distributions to shareholders in the form of dividends or repayments of share capital require the written consent of Tomen and C&W plc.

         c.       Vendor credit

                  1. Agreement of materials and services procurement between DMT and vendor for drawing cable network in KSO VI, with the contract amounted Rp 28,491 million. Payment will be made within 24 months after the signed of Certificate of Acceptance with fixed amount. As of June 30, 2003 the second Certificates of Acceptance has not been issued and the work is still in progress.

                  2. Agreement for telecommunication facility development (PSTN Excellent) between the Company with vendor in Divre V Surabaya. Payment will be made within 24 months after the signed of Certificate of Acceptance with fixed amount.

                  3. Procurement Agreement for developing international link of Network Access Point infrastructure in Napsindo.

                                     -F-54-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

25.      SUPPLIERS' CREDIT LOANS (continued)

         The schedule of the required principal payments on the above loans as of June 30, 2003 is as follows:

 Year                                          Total
------                                        -------
                                                 Rp
2004                                          139,666
2005                                              657
                                              -------

Total                                         140,323
                                              =======

26.      BRIDGING LOAN

                                                                      2002        2003
                                                                    -------     -------
                                                                       Rp          Rp
Total outstanding amount                                            101,737      75,021
Current maturities                                                  (22,685)    (51,337)
                                                                    -------     -------

Long-term portion                                                    79,052      23,684
                                                                    =======     =======

         This loan is owed by Dayamitra to C&W plc under a bridging loan facility, which was assigned from three local Indonesian banks. The loan is repayable in ten semi-annual installments commencing on December 15, 2000. Interest is payable on a monthly or quarterly basis, at the option of Dayamitra, at the rate of LIBOR plus 4% per annum. Annual interest rates in 2002 ranged from 5.42% to 5.98%.

         C&W plc has agreed to the repayment of the bridging loan facility in proportion to the amounts made available to Dayamitra under this bridging loan facility and the C&W plc and Tomen Supplier's Credit Loan.The security provided against the bridging loan facility consists of an assignment of KSO revenues; an assignment of bank accounts; a security interest in Dayamitra's movable assets; an assignment of the Tomen construction contract; an assignment of proceeds from early termination of the KSO license by the Company; and an assignment of insurance proceeds.

         Distributions to shareholders in the form of dividends or repayment of share capital require the written consent of C&W plc.

         The schedule of the required principal payments on this bridging loan as of June 30, 2003 is as follows:

 Year                                                    Total
-----                                                   -------
                                                          Rp
2004                                                    23,184
2005                                                       500
                                                        ------

Total                                                   23,684
                                                        ======

                                     -F-55-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

27.      LIABILITY FOR ACQUISITION OF A SUBSIDIARY

         This amount represents the Company's non-interest bearing obligation to the selling shareholders of Dayamitra in respect to the Company's acquisition of 90.32% of Dayamitra and to the selling shareholders of Pramindo in respect to the Company's acquisition of 30% of Pramindo.

                                                                                   2002         2003
                                                                                 --------     -------
                                                                                     Rp          Rp
Dayamitra transaction
      PT Intidaya Sistelindomitra                                                 193,781          -
      PT Mitracipta Sarananusa                                                    133,209          -
      Cable and Wireless plc                                                      125,148          -
      Unamortized deferred interest                                               (84,948)         -
                                                                                  -------     ------

                                                                                  367,190          -
                                                                                  -------     ------

Pramindo transaction
      France Cable et Radio                                                             -          -
      Astratel                                                                          -          -
      Indosat                                                                           -          -
      Marubeni                                                                          -          -
      IFC - USA                                                                         -          -
      NMP Singapore                                                                     -          -
      Unamortized deferred interest                                                     -          -
                                                                                  -------     ------

                                                                                        -          -
                                                                                  -------     ------

Total                                                                             367,190          -

Current maturity - net of unamortized deferred interest                          (367,190)         -
                                                                                  -------     ------

Long - term portion - net of unamortized deferred interest                              -          -
                                                                                  =======     ======

         Under the Conditional Sale and Purchase Agreement of Dayamitra, the amount due to Mitracipta will be paid to Intidaya and C&W plc proportionately based upon their ownership interest in Mitracipta.

28.   GUARANTED NOTES AND BONDS

                                                          2002            2003
                                                        -------         --------
                                                           Rp              Rp
Guaranted Notes                                         1,309,500      1,242,750
Bonds                                                           -      1,000,000

                                                        ---------      ---------
                                                        1,309,500      2,242,750
                                                        =========      =========

         a.       Guaranteed Notes

                  In April 2002, (TSFL), Telkomsel's wholly-owned subsidiary, issued US$150 million in guaranteed notes ("Notes"). The Notes bear interest at 9.75%, payable semi-annually on April 30 and October 30 of each year, and will be due on April 30, 2007.

                                     -F-56-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

28.      GUARANTED NOTES AND BONDS (continued)

         a.       Guaranteed Notes (continued)

                  On April 23, 2002, TSFL entered into subscription agreements with UBS AG ("UBS") whereby UBS agreed to subscribe and pay for the Notes at an issue price equal to 99.709% of the principal amount of the Notes, less any fees. TSFL has further authorized UBS to have the Notes listed on the Singapore Exchange Securities Trading Limited (the "Singapore Exchange").

                  Based on the "On-Loan Agreement" dated April 30, 2002, between the Telkomsel and TSFL, the proceeds from the subscription of the Notes were lent to the Telkomsel at an interest rate of 9.765% per annum, payable on the same terms as above.

                  TSFL may, on the interest payment date falling on or about the third anniversary of the issue date redeem the Notes, in whole or in part, at 102.50% of the principal amount of such Notes, together with interest accrued to the date fixed for redemption. If only parts of the Notes are redeemed, the principal amount of the Notes outstanding after such redemption must be at least US$100 million.

                  As of June 30, 2003, the outstanding balance of the Notes and the unamortized portion of the discount are as follows:

                                                    Foreign Currency      Rupiah Equivalent
                                                    ----------------      -----------------
                                                          US$                Rp (million)
Principal                                              150,000,000          1,336,200
Discount                                                  (389,468)           (93,450)
                                                       -----------          ---------

Net                                                    149,610,532          1,242,750
                                                       ===========          =========

         b.       Bonds

                  On July 16, 2002, the Company issued bonds amounting to Rp1,000,000 million. The bonds were issued at par value and have a term of five years. The bonds bear interest at a fixed rate of 17% per annum, payable quarterly beginning October 16, 2002. The bonds are traded on the Surabaya Stock Exchange. The bonds mature on July 15, 2007.

                  Before the date of redemption on outstanding amount of bonds, which should be paid by the Company, the Company should comply with all covenants or restrictions including maintain the consolidated financial ratio as follows:

                  1.       Debt service coverage ratio should exceed from 1.5:1

                  2.       Debt to equity ratio should not exceed from:

                             a. 3:1,for the period of January 1, 2002 to December 31,2002

                             b. 2.5:1, for the period of January 1, 2003 to
                                December 31, 2003

                             c. 2:1, for the period of January 1, 2004 to the
                                date of bonds redemption

                  4.       Debt to EBITDA ratio should not exceed from 3:1

                  As of June 30, 2003, the Company is complied with the covenants.

                                     -F-57-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

29.   MINORITY INTEREST IN SUBSIDIARIES

                                                                                2002         2003
                                                                             ---------     ---------
                                                                                Rp             Rp
Minority interest in net assets of subsidiaries
     Telkomsel                                                               1,261,107     2,806,412
     Pramindo                                                                        -       978,662
     Infomedia                                                                  32,462        42,523
     DMT                                                                        17,849        28,940
     Indonusa                                                                   18,843        12,974
     Napsindo                                                                                  7,081
     PII                                                                                       3,975
     GSD                                                                             2             2
                                                                             ---------     ---------
Total                                                                        1,330,263     3,880,569
                                                                             =========     =========

Minority interest in net income (loss) of
     subsidiaries
     Telkomsel                                                                 280,521       680,436
     Pramindo                                                                        -       130,898
     Infomedia                                                                   7,486        10,579
     DMT                                                                        10,827         7,569
     GSD                                                                             1             1
     Napsindo                                                                        -        (3,532)
     PII                                                                             -          (435)
     Metra                                                                           -           613
     Indonusa                                                                   (1,689)         (726)
                                                                             ---------     ---------

Total                                                                          297,146       825,403
                                                                             =========     =========

30.      CAPITAL STOCK

                                                                          2002
                                                  ----------------------------------------------------------
                                                     Number of               Percentage         Total
                 Description                           Shares               of Ownership    Paid-up capital
-----------------------------------------------   --------------            ------------    ---------------
                                                                                %                  Rp
Series A Dwiwarna share
     State of the Republic of Indonesia                        1                    -                   -
Series B shares
     State of the Republic of Indonesia            5,472,235,355                54.29           2,736,118
     Public (below 5% each)                        4,607,764,284                45.71           2,303,882
                                                  --------------               ------           ---------

Total                                             10,079,999,640               100.00           5,040,000
                                                  ==============               ======           =========

                                     -F-58-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

30.      CAPITAL STOCK (continued)

                                                                          2003
                                                  ---------------------------------------------------------
                                                     Number of               Percentage         Total
                 Description                           Shares               of Ownership    Paid-up capital
-----------------------------------------------   --------------            ------------    ---------------
                                                                                %                  Rp
Series A Dwiwarna share
     State of the Republic of Indonesia                        1                    -                   -
Series B shares
     State of the Republic of Indonesia            5,160,235,355                51.19           2,580,118
     JPMCB US Resident (Norbax Inc.)
         c/o HSBC                                    879,723,798                 8.73             439,862
     The Bank of New York c/o
         Ban Mandiri                                 610,489,548                 6.06             305,245
     Public (below 5% each)                        3,429,550,938                34.02           1,714,775

                                                  --------------               ------           ---------

Total                                             10,079,999,640               100.00           5,040,000
                                                  ==============              =======           =========

         As of June 30, 2002 and 2003, the Company's commissioners, directors, and employees owned a total of 18,396,181 and 15,767,087 Company's shares, respectively.

31.      ADDITIONAL PAID-IN CAPITAL

                                                                            2002        2003
                                                                         ----------  ----------
                                                                             Rp          Rp
Proceeds from sale of 933,333,000 shares with par value of
     Rp 2,050 per share through initial public offering in 1995          1,446,666   1,446,666
Capitalization into 746,666,640 series B shares in 1999                   (373,333)   (373,333)
                                                                         ---------   ---------

Total                                                                    1,073,333   1,073,333
                                                                         =========   =========

                                     -F-59-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

32.      TELEPHONE REVENUES

                                                                2001        2002        2003
                                                             ---------   ---------   ---------
                                                                 Rp          Rp         Rp
Fixed lines
     Local and domestic long-distance usage                  2,438,598   2,572,645   3,027,548
     Monthly subscription charges                              530,603     756,572     888,352
     Installation charges                                       48,036      62,445      97,745
     Phone cards                                                12,256      11,030      15,138
     Others                                                     33,192      44,074      88,148
                                                             ---------   ---------   ---------

     Total                                                   3,062,685   3,446,766   4,116,931
                                                             ---------   ---------   ---------

Cellular
     Air time charges                                        1,583,726   1,998,679   3,457,325
     Monthly subscription charges                              292,499     491,854     285,135
     Connection fee charges                                    119,556     244,891      80,411
     Features                                                   61,406      99,279       1,561
                                                             ---------   ---------   ---------

     Total                                                   2,057,187   2,834,703   3,824,432
                                                             ---------   ---------   ---------

Total Telephone Revenues                                     5,119,872   6,281,469   7,941,363
                                                             =========   =========   =========

33.      INTERCONNECTION REVENUES

                                                                2001        2002        2003
                                                             ---------   ---------   ---------
                                                                 Rp          Rp          Rp
Cellulars                                                      627,603     782,085   1,664,407
International                                                  138,287     114,220     172,553
Other                                                           18,772      67,216     194,663
                                                             ---------   ---------   ---------

Total                                                          784,662     963,521   2,031,623
                                                             =========   =========   =========

34.      REVENUE UNDER JOINT OPERATION SCHEMES

                                                                2001        2002        2003
                                                             ---------   ---------   ---------
                                                                Rp          Rp           Rp
Minimum Telkom Revenues                                        737,100     772,876     536,493
Share in Distributable KSO Revenues                            333,642     446,858     318,041
Amortization of unearned initial investor payments
     under Joint Operation Schemes                               7,675       7,675       5,337
                                                             ---------   ---------   ---------

Total                                                        1,078,417   1,227,409     859,871
                                                             =========   =========   =========

         Distributable KSO Revenues represent the entire KSO revenues, less MTR and operational expenses of the KSO Units. These revenues are shared between the Company and the KSO Investors based upon agreed percentages. The agreed percentages for revenue distribution between the Company and KSO Investors was 35%:65% for KSO VII and 30%:70% for KSO III and KSO IV.

                                     -F-60-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

35.      DATA AND INTERNET REVENUES

                                                                2001        2002        2003
                                                             ---------   ---------   ---------
                                                                Rp          Rp           Rp
SMS                                                            114,854     381,363     912,727
Internet                                                        95,475     176,168     138,991
Voice over Internet Protocol                                    24,319      41,031     140,760
Communication Data                                              16,203      47,665     117,891
                                                              --------   ---------  ----------

TOTAL                                                          250,851     646,227   1,310,369
                                                              ========   =========  ==========

36.      NETWORK REVENUE

                                                                2001        2002        2003
                                                             ---------   ---------   ---------
                                                                Rp          Rp           Rp
Satellite transponder lease                                    115,219     124,297     135,400
Leased lines                                                   130,127      46,011      80,604
                                                             ---------   ---------   ---------

TOTAL                                                          245,346     170,308     216,004
                                                             =========   =========   =========

37.      REVENUE SHARING ARRANGEMENT REVENUES

                                                                2001        2002        2003
                                                             ---------   ---------   ---------
                                                                Rp          Rp           Rp
Revenue-Sharing Arrangement Revenue-Net                         91,653     104,737      81,691
Amortization of Unearned Revenue                                43,374      30,770      42,352
                                                               -------   ---------   ---------

TOTAL                                                          135,027     135,507     124,043
                                                               =======   =========   =========

38.      OPERATING EXPENSES - PERSONNEL

                                                                2001        2002        2003
                                                             ---------   ---------   ---------
                                                                Rp          Rp           Rp
Salaries and related benefit                                   472,247     558,336     607,809
Vacation pay, incentives and other benefit                     137,270     196,476     477,233
Severance                                                            -                 157,620
Net periodic postretirement benefit cost                        93,876      99,418      24,960
Employee income tax                                             47,873      74,246     233,832
Net periodic pension cost                                       42,312       6,106     106,416
Housing                                                         42,616      44,823      64,674
Medical                                                         28,928      32,433       1,587
Uniform Expenses                                                12,376      12,099      24,646
Employees' benefits & insurance                                 12,144      17,670      25,568
Others                                                           1,600       2,228       7,032
                                                             ---------   ---------   ---------

Total                                                          891,242   1,043,835   1,731,377
                                                             =========   =========   =========

                                     -F-61-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

39.      OPERATING EXPENSES - OPERATION, MAINTENANCE AND TELECOMMUNICATIONS
         SERVICES

                                                                2001        2002        2003
                                                             ---------   ---------   ---------
                                                                Rp          Rp           Rp
Operation and maintenance                                      422,040     524,477     693,333
Distributors' and telephone kiosks' commissions                254,401           -           -
Radio frequency usage charges                                    3,524     107,509     191,344
Electricity, gas and water                                      60,562      90,709     138,456
Cost of phone cards                                             41,792     129,320      79,302
Concession fees                                                 58,138      38,930     122,501
Insurance                                                       28,890      60,958      84,080
Leased lines                                                    37,045      54,627      46,484
Travel                                                           7,592       6,304      13,364
Rent of infrastructure                                           9,588      70,208     123,802
Others                                                          10,455      10,369      26,419
                                                             ---------   ---------   ---------

Total                                                          934,027   1,093,411   1,519,085
                                                             =========   =========   =========

         Based on Director Decree No KD.01/HK.220/OPSAR - 33/2002 dated January 16, 2002, special tariff for phone kiosks was between 70%-80% of general tariff, had applied effectively since January 1, 2002 and would have been collected in Febuary 2002. Telephone kiosk's commissions are no longer applied, and accordingly there were no kiosk's commissions in 2002.

                                     -F-62-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

40.      OPERATING EXPENSES - GENERAL AND ADMINISTRATIVE

                                                                2001        2002        2003
                                                             ---------   ---------   ---------
                                                                Rp          Rp           Rp
Provision for doubtful accounts and inventory
    obsolescence                                               158,228     157,348     127,845
Professional fees                                              225,294     129,433      32,401
Collection expenses                                             81,466      99,342     132,452
Training, education and recruitment                             41,174      53,053      51,961
Travel                                                          30,207      46,551      62,272
Security and screening                                          18,396      30,123      47,272
Printing and stationery                                         14,922      19,783      22,377
Social contribution                                              3,014      15,186       5,503
Meetings                                                         9,476      11,953      18,223
General expense                                                 25,606   20,118.00      18,497
Research and development                                         3,469       4,435       4,034
Others                                                           1,125       9,296       5,102
                                                             ---------   ---------    --------

Total                                                          612,377     596,621     527,939
                                                             =========   =========    ========

         The provision for doubtful accounts included the provision for the MTR and share in distributable KSO revenues receivable from the KSO III amounted Rp114.65 million in 2002. In 2003, no additional provision for doubtful accounts made for MTR and share in distributable KSO revenues receivable from the KSO III by considering the progress of completion of buy-out KSO III Unit (acquisition of 100% AWI) (see Note 48 and 55).

41.      INCOME TAX

         Tax expense of the Company and its subsidiaries consists of the following:

                                                                2001        2002        2003
                                                             ---------   ---------   ---------
                                                                Rp          Rp           Rp
Current tax                                                    976,026   1,495,427   1,751,855
Deferred tax expense/(benefit)                                  50,110      48,641      29,423
                                                             ----------  ----------  ---------

Total                                                        1,026,136   1,544,068   1,781,278
                                                             ==========  ==========  =========

                                     -F-63-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

41.      INCOME TAX (continued)

         a.       Current Tax

                  A reconciliation between income before tax from the consolidated statements of income and taxable income is as follows:

                                                                2001        2002         2003
                                                             ---------   ---------   ------------
                                                                Rp          Rp            Rp
Pretax income                                                2,938,630   5,200,432      6,392,084
Minority interest                                             (533,285)   (883,224)    (1,812,190)
Preacquisition loss of subsidiaries                                  -                      1,136
                                                             ---------   ---------   ------------

                                                             2,405,345   4,317,208      4,581,030
                                                             ---------   ---------   ------------

Temporary differences:
    Provision for doubtful accounts                             88,812      96,367         76,998
    Depreciation of property, plant and equipment              145,302     124,175        139,899
    Realization of compensation for early retirement                      (140,000)      (376,110)
    Provision for inventory obsolescence                        35,490       3,592          5,370
    Timing difference of KSO Units                               3,589       4,476         20,992
    Amortization of landrights                                     980      (1,354)          (976)
    Equity in net income of associated companies              (599,407)      7,745        790,381
    Net periodic pension costs                                  26,091     (64,571)      (196,333)
    Gain on sale of property, plant and equipment               (7,331)    (10,650)        (7,164)
    Amortization of deferred stock issuance costs               (2,990)     (2,243)        (1,682)
    Amortization of intangible asset                            (2,506)                         -
    Inventory written off                                                                     212
                                                             ---------   ---------   ------------

    Total                                                     (311,970)     17,537        451,587
                                                             ---------   ---------   ------------

Nondeductible expenses (nontaxable income):
    Net periodic postretirement benefit cost                    93,158       9,405        101,739
    Amortization of intangible assets &
       deferred interest                                                    82,165        206,051
    Depreciation of property, plant and equipment under
       Revenue-Sharing Arrangements                             42,787      42,612         41,527
    Reversal of unrealized share in
       Telkomsel's net income                                        -           -
    Repairs and maintenance on leased land/buildings            15,526       5,277          6,246
    Employees' benefits                                         16,886      18,930         42,202
    Nondeductible expenses of KSO Units                         13,881       4,423          5,757
    Share in net income of subsidiaries                              -   1,094,235)    (2,194,282)
    Interest income                                           (365,814)   (166,092)      (146,807)
    Income from land/building rental                           (32,613)    (12,279)        (8,995)
    Amortization of unearned income on
       Revenue-Sharing Arrangements                            (43,374)    (56,343)       (42,183)
    Tax penalty                                                      -           -
    Gain on sale of Telkomsel's shares                        (188,396)                         -
    Loss on sale of Lintas Artha's shares                      367,961                          -
    Others                                                     (42,498)     42,289         63,648
                                                             ---------   ---------   ------------

    Total                                                     (122,496)  1,123,848)    (1,925,097)
                                                             ---------   ---------   ------------

Total taxable income of the Company                          1,970,879   3,210,897      3,107,520
                                                             =========   =========   ============

                                     -F-64-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

41.      INCOME TAX (continued)

         a.       Current Tax (continued)

                  The details of current taxes payable are as follows:

                                                                2001        2002        2003
                                                             ---------   ---------   ---------
                                                                Rp          Rp           Rp
Current tax expense of the Company                             849,954     963,252     932,238
                                                              --------   ---------     -------
Tax payable on cross ownership transactions
     Sale of Satelindo                                               -           -           -
     Sale of Lintasarta                                              -           -           -
                                                              --------   ---------     -------
     Total                                                           -           -           -
                                                              --------   ---------     -------

Total                                                          849,954     963,252     932,238
                                                              --------   ---------     -------

Less prepaid taxes
Income tax
     Article 22                                                      -           2       8,305
     Article 23                                                 15,938      24,212      61,633
     Article 24                                                                             79
     Article 25                                                310,435     415,829     517,416
     Fiscal                                                          3         507         185
                                                              --------   ---------     -------
Total                                                          326,376     440,550     587,618
                                                              --------   ---------     -------

Current tax payable of the Company                             523,578     522,702     344,620
Tax repayable (article 29) in 2001                                         448,023      83,152
Subsidiaries                                                  (426,912)          -      75,448
                                                              --------   ---------     -------

Total                                                           96,666     970,725     503,220
                                                              ========   =========     =======

                  Current tax expense in the consolidated statements of income is as follows:

                                                                2001        2002        2003
                                                             ---------   ---------   ---------
                                                                Rp          Rp           Rp
 Company                                                       591,247     963,252     932,238
 Subsidiaries                                                  384,779     532,175     819,617
                                                               -------   ---------   ---------

 Total                                                         976,026   1,495,427   1,751,855
                                                               =======   =========   =========

                  The taxable income and current tax payable of the Company for 2001 and 2002 are in accordance with the corporate tax returns filed with the Tax Service Office.

                  In 2002, the Company received an Underpayment Tax Assessment Letter (SKPKB) from the Tax Service Office for its corporate income tax for fiscal years 2000 and 2001 amounting to Rp34,489 million and 19,568 million, respectively. The additional tax due was settled in December 2002 and the difference between the recorded amount of tax liabilities/prepayments and the amount assessed by the Tax Service Office was charged to current operations.

                                     -F-65-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

41.      INCOME TAX (continued)

         b.       Deferred Tax

                  The details of the Company and subsidiaries' deferred tax assets and liabilities are as follows:

                                                             January 1,    Movements      June 30,
                                                               2003      for the year       2003
                                                             ---------   -------------    --------
                                                               Rp             Rp             Rp
The Company
Deferred tax assets:
     Allowance for doubtful accounts                          271,357        (2,887)       268,470
     Allowance for inventory
        obsolescence                                           11,695        (1,326)        10,369
     Unrealized of early retirement benefit                   214,465      (112,833)       101,632
     Decline in value of investments                                -             -              -
     Deferred stock issuance costs                              4,037          (505)         3,532
     Landrights                                                28,987         2,390         31,377
                                                           ----------      --------     ----------
     Total deferred tax assets                                530,541      (115,161)       415,380
                                                           ----------      --------     ----------

Deferred tax liabilities:
     Depreciation of property, plant
        and equipment                                      (1,450,784)      234,713     (1,216,071)
     Long-term investments                                     32,650        18,082         50,732
     Net periodic pension costs                                     -            -               -
                                                           ----------      --------     ----------
     Total deferred tax liabilities                        (1,418,134)      252,795     (1,165,339)
                                                           ----------      --------     ----------

Net deferred tax liabilities - Company                       (887,593)      137,634       (749,959)
                                                           ----------      --------     ----------

Subsidiaries
Deferred tax assets:
     Loss carryovers                                           16,254       (16,254)             -
     Allowance for doubtful accounts
        and inventory obsolescence                             54,673        33,371         88,044
     Provision for early retirement benefit                     2,292           472          2,764
     Interest on obligations under
        capital lease                                            (308)         (193)          (501)
                                                           ----------      --------     ----------
     Total deferred tax assets                                 72,911        17,396         90,307
                                                           ----------      --------     ----------

Deferred tax liabilities:
     Depreciation of property, plant
        and equipment                                        (675,803)     (171,107)      (846,910)
     Amortization of prepaid expenses                         (21,618)      (13,525)       (35,143)
     Amortization of unearned initial
        investor payments                                      (2,833)          529         (2,304)
     Rental expense                                                 -             -              -
     Net periodic pension costs                                (2,194)       (1,373)        (3,567)
     Unamortized Intangible Assets                             (4,079)          108         (3,971)
     Capital leases                                                                              -
                                                           ----------      --------     ----------
     Total deferred tax liabilities                          (706,527)     (185,368)      (891,895)
                                                           ----------      --------     ----------

Net deferred tax liabilities - subsidiaries                  (633,616)     (167,972)      (801,588)
                                                           ----------      --------     ----------

Total                                                      (1,521,209)      (30,338)    (1,551,547)
                                                           ==========      ========     ==========

                                     -F-66-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

41.      INCOME TAX (continued)

         b.       Deferred Tax (continued)

                  Reconciliation between the total tax expense and the amounts computed by applying the effective tax rates to income before tax is as follows:

                                                               2001          2002       2003
                                                            ---------      -------    ---------
                                                               Rp             Rp         Rp
Income before tax per consolidated statements
     of income                                              2,938,630    5,200,432    6,392,084
Minority interest in subsidiaries' income before tax         (533,285)    (883,224)  (1,812,190)
Preacquisition loss of subsidiaries                                 -            -        1,136
                                                            ---------    ---------   ----------

Income before tax of the Company                            2,405,345    4,317,208    4,581,030
                                                            =========    =========   ==========

Tax expense at effective tax rates:
     10% x Rp 50 million in 2001 and 2002
        and 2003                                                    5            5            5
     15% x Rp 50 million in 2001 and 2002
        and 2003                                                    8            8            8
     30% x Rp 2,405,245 million in 2001,
                Rp 4,317,108 million in 2002 and
                Rp 4,580,930 million in 2003                  721,573    1,295,132    1,374,279
                                                            ---------    ---------   ----------
     Total                                                    721,586    1,295,145    1,374,292
                                                            ---------    ---------   ----------

Tax effect of nontaxable income (nondeductible expenses):

     Net periodic postretirement benefit cost                  27,947        2,822       30,522
     Amortization of intangible assets                              -       24,650       61,815
     Depreciation of property, plant and equipment
        under Revenue-Sharing Arrangements                     12,836       12,784       12,458
     Amortization of deferred interest                              -
     Repairs and maintenance on leased
        land/buildings                                          4,658        1,583        1,874
     Employees' benefits                                        5,066        5,679       12,661
     Nondeductible expenses of KSO Units                        4,164        1,327        1,727
     Share in net income of subsidiaries                            -     (328,271)    (658,285)
     Interest income                                         (109,744)     (49,828)     (44,042)
     Income from land/building rental                          (9,784)      (3,684)      (2,699)
     Amortization of unearned income under
         Revenue-Sharing Arrangements                         (13,012)     (16,903)     (12,655)
     Tax penalty
     Reversal of unrealized Telkomsel's net income                  -
     Gain on sale of Telkomsel's share                        (56,519)
     Loss on sale of Lintas Arta                              110,388
     Others                                                   (12,750)      12,686       19,096
                                                            ---------    ---------   ----------
     Total                                                    (36,750)    (337,155)    (577,528)
                                                            ---------    ---------   ----------
Tax expense of the Company                                    684,836      957,990      796,764
Tax expense of the Subsidiaries                               341,300      586,078      984,515
                                                            ---------    ---------   ----------

Total Tax Expense                                           1,026,136    1,544,068    1,781,278
                                                            =========    =========   ==========

                                    -F-67-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

42.      BASIC EARNINGS PER SHARE

         Net income per share is computed by dividing net income by the average number of shares outstanding during the year, totaling 10,079,999,640 shares in 2001, 2002 and 2003.

         The Company does not have potentially dilutive ordinary shares.

43.      CASH DIVIDENDS AND GENERAL RESERVE

         - Pursuant to the Annual General Meeting of Stockholders as stated in notarial deed No. 17 dated May 10, 2001 of Notary A. Partomuan Pohan, S.H., LL.M., the stockholders approved cash dividends for 2000 amounting to Rp888,654 million or Rp88.16 per share, and appropriated Rp126,950 million for general reserves.

         - Pursuant to the Annual General Meeting of Stockholders as stated in notarial deed No. 16 dated June 21, 2002 of Notary
                  A. Partomuan Pohan, S.H., LL.M., the stockholders approved cash dividends for 2001 amounting to Rp2,125,055 million or Rp210.82 per share, and appropriated Rp425,011 million for general reserves.

         - Pursuant to the Annual General Meeting of Stockholders as stated in notarial deed No. 173/V/2003 dated May 9, 2003 of Notary A. Partomuan Pohan, S.H., LL.M., the stockholders approved cash dividends for 2002 amounting to Rp3,338,109 million or Rp331.16 per share, social contribution fund Rp 20,863 million and appropriated Rp813,664 million for general reserves.

44.      PENSION PLAN

         a.       The Company

                  The Company provides a defined benefit pension plan for its employees under which pension benefits to be paid are based on the employee's latest basic salary and number of years of service. The plan is managed by Dana Pensiun Telkom, whose deed of establishment was approved by the Minister of Finance of the Republic of Indonesia in his decision letter No. S.199/MK.11/1984 dated April 23, 1984.

                  The Pension Fund's main sources of funds are the contributions from the employees and the Company. The employees' contribution is 8.4% of basic salary. The Company contributes any remaining amount required to fund the plan.

                  To increase the pension benefits, the Company has increased the basic salaries of active employees by 50% effective August 1, 2000.

                  The Company doubled pension benefits for employees above 56 years of age, deceased employees or employees with physical defects. The increase applies to employees still in active service on July 1, 2002. The Company also increased pension benefit of employees who retired prior to August 1, 2000 by 50% effective January 1, 2003

                  Pursuant to the Annual General Meeting of Stockholders and the Board of Commissioners meeting, the stockholders and Board of Commissioners approved a 15% increase in the pension benefit for pensioners and an increase in the basic salary of active employees effective January 1, 1999.

                  The Company's contributions to the pension fund amounted to Rp15,108 million, Rp151,590 million and Rp214,330 million for the years ended 2001, 2002 and 2003, respectively. The pension contribution of KSO Units during 2003 amounted to Rp28,830 million.

                                     -F-68-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

44.      PENSION PLAN (continued)

         a.       The Company (continued)

                  The composition of the net periodic pension cost charged to income for the Company's plan (excluding those of KSO Units) is as follows:

                                                         2001        2002        2003
                                                       --------    --------    --------
                                                          Rp          Rp          Rp
Return on plan assets                                  (133,162)   (164,510)   (237,776)
Interest cost                                           138,538     143,676     268,898
Amortization and deferral - net                          36,222      34,900     (88,232)
Increase in amortization of prior service cost           20,716       9,258      44,394
Service cost (benefits earned during the year)          (21,114)    (18,331)     30,714
                                                       --------    --------    --------

Net periodic pension cost                                41,200       4,993      17,998
                                                       ========    ========    ========

                  The pension cost attributable to the KSO Units amounted to Rp14,706 million, Rp15,964 million and Rp28,830 million of June 30, 2001, 2002 and 2003, respectively.

                  The funded status of the plan as of June 30, 2001, 2002 and 2003 are as follows:

                                                                   2001              2002          2003
                                                                ----------        ----------    ----------
                                                                    Rp                Rp            Rp
Projected benefit obligation                                    (2,209,592)       (2,289,134)   (4,725,838)

Plan assets at fair value                                        2,091,721         2,571,714     3,716,574
                                                                ----------        ----------    ----------
Projected benefit obligation (in excess of ) less than
       plan assets                                                (117,871)          282,580    (1,009,264)
Unamortized net amount resulting from changes in
       plan experience and actuarial assumptions                  (363,314)         (632,536)     (615,296)
Unamortized prior service cost                                     284,838           224,383     1,723,412
Unrecognized net obligation at the date of initial
       application of PSAK No. 24                                  258,979           338,568       134,284
                                                                ----------        ----------    ----------

Prepaid (accrued) pension cost                                      62,632           212,995       233,136
                                                                ==========        ==========    ==========

                  Plan assets consist mainly of Rupiah time deposits.

                  The unrecognized net obligation at the date of initial application of PSAK No. 24 is amortized over the remaining average future working lives of active employees. This was
                  17.2 years, starting from January 1, 1992.

                  The actuarial valuations for the pension plan as of June 30, 2001, 2002 and 2003 were prepared by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide, using the projected-unit-credit method with the following assumptions:

                                     -F-69-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

44.      PENSION PLAN (continued)

         a.       The Company (continued)

                                                      2001          2002         2003
                                                      ----          ----         ----
                                                        %            %             %
 Discount rate                                         13            13           13
 Expected long-term rate of return on Pension Fund
       assets                                          13            13           13
 Salary growth rate                                     6             6            6
 Defined benefits growth rate                           -             -            -

         b.       Telkomsel

                  Telkomsel provides a defined benefit pension plan to its employees under which pension benefits to be paid are based on the employee's latest basic salary and number of years of service. The plan is managed by PT Asuransi Jiwasraya, a state-owned life insurance company. The employees contribute 5% of their basic salaries to the plan and Telkomsel contributes any remaining amount required to fund the plan.

                  Telkomsel's contributions to the pension fund amounted to Rp 446 million and Rp3,575 million for the years ended 200 and 2002 respectively, whilst in 2003 was nil.

                  The composition of the net periodic pension cost is as follows:

                                         2001         2002        2003
                                         ----         ----        ----
                                          Rp           Rp          Rp
Service cost                            1,124        2,094       2,375
Net amortization and deferral            (472)      (1,035)     (1,248)
                                        -----        -----       -----

Net periodic pension cost                 652        1,059       1,127
                                        =====        =====       =====

                  PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide, prepared the actuarial valuations for 2001, 2002 and 2003, using the "Projected-Unit-Credit" method with the following assumptions:

Discount rate                                                   12%
Salary growth rate                                              10%
Expected long term return on assets                             12%

                                     -F-70-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

44.      PENSION PLAN (continued)

         b.       Telkomsel (continued)

                  The funding status of the plan as of June 30, 2001, 2002 and 2003 is as follows:

                                                                    2003
                                                                   ------
                                                                     Rp
Vested benefits                                                     3,226
                                                                   ======

Accumulated benefit obligation                                      8,072
                                                                   ======

Projected benefit obligation                                       20,927
Plan assets at fair value                                          27,919
                                                                   ------

Excess of plan assets over projected benefit obligation             6,992
Unrecognized past service cost                                      3,135
Unrecognized experience adjustment                                 (2,813)
                                                                   ------

Prepaid pension cost                                                7,314
                                                                   ======

                  The unrecognized net obligation at the date of initial application of PSAK No. 24 is being amortized over the estimated average remaining service period of active employees of 18.87 years as of June 1, 1999.

         c.       Infomedia

                  Infomedia provides a defined benefit pension plan to its employees. The Company's contributions to the pension fund amounted to Rp85 million, and Rp93 million for the years ended 2002, and 2003, respectively.

                  Pension benefit cost is calculated based on the actuarial valuations from PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide dated September 5, 2002 using the "Projected-Unit-Credit" method with the following assumptions:

Discount rate                                          10%
Salary growth rate                                     5%
Mortality rate                               Mortality rate in Indonesia
Retirement age                                       55 years

                  Plan assets of pension fund were maintained by Dana Pensiun Infomedia Nusantara. As of June 30, 2003, the funded status of the plan was as follows:

Fair Value of plan assets                                                   3,271
Projected benefit obligations                                              (2,364)
                                                                           ------

Projected benefit obligation less than plan assets                            907
                                                                           ======

                                     -F-71-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

44.      PENSION PLAN (continued)

         d.       Pramindo

                  Before acquisition, Pramindo participated in a defined benefit multi-employers pension scheme ("the scheme") that covers substantially all Indonesian employees of Pramindo. The scheme provides for benefits to be paid to eligible employees at retirement based primarily upon the number of years with Pramindo and average remuneration during the last three years before retirement. The scheme is funded through contributions made by the related employees (3.2% of basic salary) and Pramindo to Dana Pensiun Astra ("the Fund").

                  The establishment of the fund was approved by the Ministry of Finance No. KEP-038/KM.17/1996 of February 6, 1996 and published in Supplement No. 19 to State Gazette No. 26 of March 5, 1996.

                  Contributions charged to operating expenses as of June 30, 2003 amounted to Rp99 million.

                  After the closing date of acquisition, all Pramindo's employees were terminated and replaced by the Company's employees seconded to Pramindo before August 15,2002. All the Company's seconded employees are participants in the Company's Pension Fund Program.

                  Pramindo did not apply the accounting policy regarding provision for settlement of employee termination and severance payment, gratuity, and indemnity in accordance with the Ministry of Manpower Decree No. Kep-150/Men/2000 dated June 20, 2000, due to Pramindo's employees were registered in the Company's Pension Fund Program. Management believes that the effect of not applying this accounting policy is not significant.

45.      POSTRETIREMENT BENEFITS

         The Company provides a postretirement health care plan for all of its pensioners who have worked for over 20 years and to their eligible dependents. The requirement of working for over 20 years does not apply to employees who retired prior to June 3, 1995. However, the employees hired by the Company starting from November 1, 1995 will no longer be entitled to this plan. The plan is managed by Yayasan Kesehatan Pegawai Telkom ("YKPT").

         The Company accounts for the cost of the benefits over the working lives of its employees based on actuarial computations similar to those provided by Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" ("SFAS 106"), of U.S. GAAP. The transition obligation at the date of initial application was Rp524,250 million and is being amortized over 20 years beginning on January 1, 1995.

         The Company's contributions to YKPT amounted to Rp21,553 million, nil and Rp52,490 million of June 30, 2001, 2002 and 2003, respectively.

         The composition of the net periodic postretirement benefit cost (excluding those of KSO Units) is as follows:

                                                      2001         2002         2003
                                                    -------      -------      -------
                                                      Rp            Rp           Rp
Return on plan assets                               (24,544)     (27,784)     (27,323)
Service cost                                         17,390       18,971        9,405
Interest cost                                        89,666       96,867       96,867
Amortization of unrecognized transition obligation   13,107       13,107       13,107
Amortization of prior service cost                   (2,461)      (2,461)       6,658
                                                    -------      -------      -------
Net periodic postretirement benefit cost             93,158       98,700       98,714
                                                    =======      =======      =======

                                     -F-72-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

45.      POSTRETIREMENT BENEFITS (continued)

         Cost of postretirement benefits attributable to the KSO Units amounted to Rp4,412 million, Rp9,566 million and Rp9,566 million of June 30, 2001, 2002 and 2003, respectively.

         The actuarial valuations for the postretirement benefit plan as of June 2001, 2002 and 2003 were prepared by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide, using the projected-unit-credit" method and the following assumptions:

                                                   2001         2002         2003
                                                   ----         ----         ----
                                                    %            %            %
Discount rate                                       13           13           13
Expected long-term rate of return of YKPT assets    13           13           13
Cost trend rate                                     10           10           10

         The funded status of the plan as of June 30, 2001, 2002 and 2003 is as follows:

                                                    2001         2002         2003
                                                  ---------    ---------    ---------
                                                     Rp           Rp           Rp
Accumulated postretirement benefit obligation
      Retirees                                      713,646      728,264      810,443
      Other fully eligible plan participants        116,807      179,534      194,835
      Other active plan participants                551,411      607,262      659,016
                                                  ---------    ---------    ---------

Total                                             1,381,864    1,515,060    1,664,294

Plan assets at fair value                          (317,694)    (345,148)    (371,395)
                                                  ---------    ---------    ---------

Unfunded postretirement benefit obligation        1,064,170    1,169,913    1,292,899
Unrecognized prior service cost                      45,718       43,258       38,336
Unrecognized transition obligation                 (388,525)    (340,759)    (314,546)
Unrecognized net loss                              (278,155)    (261,621)    (336,511)
                                                  ---------    ---------    ---------

Accrued postretirement benefit cost                 443,208      610,791      680,178
                                                  =========    =========    =========

         A 1% increase in the cost trend rate would increase service cost and interest cost, and accumulated postretirement benefit obligation as of June 30, 2001, 2002 and 2003 as follows:

                                                      2001         2002         2003
                                                   ---------    ---------    ---------
                                                       Rp           Rp           Rp
Service cost and interest cost                       165,937      202,444      172,552
Accumulated postretirement benefit obligation      1,068,086    1,303,064    2,156,892

         YKPT did not prepare an actuary calculation of post-retirement benefit for the period ended 30 June 2003.

                                     -F-73-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

46.      TRANSACTIONS WITH RELATED PARTIES

         In the normal course of business, the Company and its subsidiaries entered into transactions with related parties. The following transactions with related parties have been conducted under terms and conditions, which the Company believes are the same as if these were conducted with third parties:

         a.       Government of the Republic of Indonesia

                  i. The Company obtained "two-step loans" from the Government of the Republic of Indonesia, the Company's majority shareholder.

                  ii. The Company and its subsidiary pay concession fees for telecommunications services provided and radio frequency usage charges to the Ministry of Communications (formerly, Ministry of Tourism, Post and Telecommunications) of the Republic of Indonesia. Concession fees amounted to Rp51,201 million, Rp38,930million and Rp122,501 million of June 30, 2001, 2002 and 2003, respectively. Concession fees reflected 1.3%, 0.9% and 2% of total operating expenses of June 30, 2001, 2002 and 2003, respectively. Radio frequency usage charges amounted to Rp3,342 million, Rp107,509 million and Rp191,344 million of June 30, 2001, 2002 and 2003, respectively. Radio frequency usage charges reflected 0.1%, 2.4%, and 3.2% of total operating expenses of June 30, 2001, 2002 and 2003, respectively.

         b.       Commissioners and Directors Remuneration

                  i. The Company and its subsidiaries provide honorarium and facilities to support the operational duties of the Board of Commissioners. Total of such benefits amounted to Rp1,925 million, Rp5,418 million, and Rp6,880 million of June 30, 2001, 2002 and 2003, respectively, which reflected 0.1%, 0.1%, and 0.1% of total operating expenses of June 30, 2001, 2002 and 2003, respectively.

                  ii. The Company and its subsidiaries provide salaries and facilities to support the operational duties of the Board of Directors. Total of such benefits amounted to Rp5,337 million, Rp17,964 million, and Rp22,104 million of June 30, 2001, 2002 and 2003, respectively, which reflected 0.1%, 0.4%, and 0.4% of total operating expenses of June 30, 2001, 2002 and 2003, respectively.

         c.       Indosat

                  The Company has an agreement with Indosat, a majority state-owned international telecommunications services company, for the provision of international telecommunication services to the public.

                  The principal matters covered by the agreement are as follows:

                  i. The Company provides a local network for customers to make or receive international calls. Indosat provides the international network for the customers, except for certain border towns, as determined by the Director General of Post and Telecommunications of the Republic of Indonesia. The international telecommunications services include telephone, telex, telegram, package switched data network, television, teleprinter, Alternate Voice/Data Telecommunications
                           (AVD), hotline and teleconferencing.

                  ii. The Company and Indosat are responsible for their respective telecommunications facilities.

                  iii. Customer billing and collection, except for leased lines and public phones located at the international gateways, are handled by the Company.

                  iv. The Company receives compensation for the services provided in the first item above, based on the interconnection tariff determined by the Minister of Tourism, Post and Telecommunications of the Republic of Indonesia.

                                     -F-74-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

46.      TRANSACTIONS WITH RELATED PARTIES (continued)

         c.       Indosat (continued)

                  The Company has also entered into an interconnection agreement between the Company's PSTN network and Indosat's STBS network in connection with the implementation of Indosat Multimedia Mobile services and the settlement of the related interconnection rights and obligation.

                  Pursuant to the Ministry of Communication Decree regarding the transfer of license of Indosat's mobile cellular network operation from Indosat to PT Indosat Multimedia Mobile ("IM3"), the Company agreed to transfer all interconnection rights and obligations to IM3 based on Interconnection Cooperation Agreement, as regulated in the Amendment of Agreement in the side letter No. 656 dated March 18, 2002.

                  The Company's compensation relating to leased lines/channel services, such as IBS, AVD and printers is calculated at 15% of Indosat's revenues from such services.

                  Indosat also leases circuits from the Company to link Jakarta and Medan.

                  The Company has been handling customer billing and collection for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company receives compensation from Indosat computed at 1% of the collections made by the Company beginning January 1, 1995, plus the billing process expenses, which are fixed at a certain amount per record.

                  Telkomsel, a subsidiary, also entered into an agreement with Indosat for the provision of international telecommunications services to GSM mobile cellular customers. The principal matters covered by the agreement are as follows:

                  i. Telkomsel's GSM mobile cellular telecommunications network is connected with Indosat's international gateway exchanges to make outgoing or receive incoming international calls through Indosat's international gateway exchanges.

                  ii. Telkomsel receives as compensation for the interconnection, a specific percentage of Indosat's revenues from the related services made through Indosat's international gateway exchanges.

                  iii. Billings for international calls made by customers of GSM mobile cellular telecommunications are handled by Telkomsel. Telkomsel is obliged to pay Indosat's share of revenue although billings to customers have not been collected.

                  iv. The agreement dated March 29, 1996, was initially valid for one year, but extendable for one-year periods as agreed by both parties. The latest extension expires on February 28, 2003 Telkomsel is still under negotiation. In the interim, interconnection revenue is charged based upon the previous agreement.

                  The Company and its subsidiary earned net interconnection revenues from Indosat Rp115,768 million, Rp111,962 million and Rp576,078 million of June 30, 2001, 2002 and 2003, respectively, reflecting 1.5%, 1.2%, and 4.6% of total operating revenues of June 30, 2001, 2002, 2003, respectively.

                  Telkomsel also has an agreement for the usage of Indosat's telecommunications facilities. The agreement, which was made in 1997, is valid for eleven years, and subject to change based on an annual review and agreement by both parties. The charges for the usage of the facilities amounted to Rp8,235 million, Rp9,479 million and Rp5,883 million of June 30, 2001, 2002, 2003, respectively, reflecting 0.2%, 0.2%, and 0.1% of total operating expenses of June 30, 2001, 2002 and 2003, respectively.


                                     -F-75-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

46.      TRANSACTIONS WITH RELATED PARTIES (continued)

         c.       Indosat (continued)

                  Other agreement between Telkomsel and Indosat are as follows :

                  i. Development and maintenance for Jakarta-Surabaya cable system agreement ("J - S Cable System").

                           Telkomsel, Lintasarta, Satelindo and Indosat ("the parties") entered into Development and Maintenance for Cable System Agreement. The parties form a management committee consisting of a chief and a representative of respective part, to direct the development of cable system was completed in 1998. Based on the agreement, Telkomsel shares 19.325% of total development cost. Telkomsel shares the total cost of operation and maintenance based on the agreed formula.

                  ii.      Indefeasible Right of Use Agreement

                           On September 21, 2000, Telkomsel entered into agreement with Indosat with respect to the use of SEA
                           - ME - WE 3 and tail link in Jakarta and Medan. Based on the agreement, Telkomsel awarded granted an irrevocable right to use the certain capacity of the network commencing from September 21, 2000 to 2015 by prepaying a compensation amounting to US$2,727,273. Beside the afore mentioned prepayment, Telkomsel is also charged annual operation and maintenance cost amounting to US$136,364.

                  iii. Indosat, on behalf of IM3, on 1 November 2001 entered into interconection agreement with Telkomsel which agreeing the followings :

                           - Telkomsel's GSM celluler mobile network cancelled
                             to IM 3's network, that enable Telkomsel's customer to make or receive a call from or to IM 3's customers.

                           - Supply and installation of interconnection tools
                             needed is Telkomsel's responsible.

                           - The agreement is effective since the signing date
                             and extandable as long as agreed by both parties.

                           Based on the amandment upon the above agreement, on December 14, 2001, Telkomsel's customers is able to send and receive short message services from IM3's customers.

                           The Company and its subsidiary incurred net interconnection costs from IM3 of Rp24,909 million of June 30, 2003 and earned net interconnection revenue from IM3 of Rp34,363 million in 2003.

         d.       Satelindo

                  The Company has an agreement with Satelindo, an Indosat subsidiary, whereby both parties agreed, among other matters, on the following:

                  i. Interconnection of the Company's PSTN with Satelindo's international gateway exchange, enabling the Company's customers to make outgoing or receive incoming international calls through Satelindo's international gateway exchange.

                  ii. Billings for the international telecommunications services used by domestic customers through Satelindo's international gateway exchange will be handled by the Company.

                           The Company also has an agreement with Satelindo for the interconnection of Satelindo's GSM mobile cellular telecommunications network with the Company's PSTN, enabling the Company's customers to make outgoing calls to or receive incoming calls from Satelindo's customers.

                           Interconnection revenues earned from Satelindo were Rp134,193 million, Rp204,790 million and Rp181,884 million of June 30, 2001, 2002 and 2003, respectively, which reflecting 1.8%, 2.2%, and 1.5% of total operating income of June 30, 2001, 2002 and 2003, respectively.

                                     -F-76-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

46.      TRANSACTIONS WITH RELATED PARTIES (continued)

         d.       Satelindo (continued)

                  The Company leases international circuits from Satelindo. Payment made in relation to the lease expense amounted to Rp2,237 million, Rp14,739 million and Rp16,447 million in 2001, 2002 and 2003, respectively, which reflecting 0.3%, 0.3%, and 0.1% of total operating expenses of June 30, 2001, 2002 and 2003, respectively.

                  Based on an agreement entered into among the Company, PT Bimagraha Telekomindo and Indosat in 1993, at the time of Satelindo's establishment, the Company agreed to transfer to Satelindo, its so-called B2P, B2R and B4 Palapa satellites and other assets relating to the Company's satellite control station located in Jakarta. These transfers are to be covered in a separate agreement between Satelindo and the Company. The separate agreement regarding the transfers of these satellites and other assets has not been made. However, the useful life of the B2P and B2R Palapa satellite had expired. In November 2000, the Company entered into an agreement with a third party, in which the Company agreed to sell the expired B2R Satellite, or to lease the satellite to such third party if the sale is not consummated.

                  In 1994, the Company transferred to Satelindo the right to use a parcel of Company-owned land located in Jakarta, which had been previously leased to Telekomindo, an associated company. Based on the transfer agreement, Satelindo is given the right to use the land for 30 years and can apply for the right to build properties thereon. The ownership of the land is retained by the Company. Satelindo agreed to pay Rp43,023 million to the Company for the thirty-year right. Satelindo paid Rp17,214 million in 1995 and the remaining Rp25,809 million has not been paid because the Utilization Right ("Hak Pengelolaan Lahan") on the land could not be delivered as provided in the transfer agreement. In 2000, the Company and Satelindo agreed on an alternative solution by accounting for the above payment as lease expense up to 2006. In 2001, Satelindo paid the remaining amount as lease expense up to 2024.

         e. The Company provides telecommunication services to Government agencies.

         f. The Company has entered into agreements with Government agencies and associated companies, Lintasarta, CSM and Patrakomindo, for utilization of the Company's Palapa B4 and Telkom 1 satellite transponders or frequency channels. Revenues earned from these transactions amounted to Rp6,648 million, Rp34,003 million and Rp29,113 million of June 30, 2001, 2002 and 2003, respectively, which reflecting 0.1%, 0.4%, and 0.2% of total operating revenues of June 30, 2001, 2002 and 2003, respectively.

         g. The Company provides leased lines to associated companies and Indosat's subsidiaries - CSM, Lintasarta, Satelindo, Komselindo, Excelcomindo Pratama, Mobisel, Metrosel and PSN. The leased lines can be used by the associated companies permanently or temporarily for telephone, telegraph, data, telex, facsimile or other telecommunications services.

                  Revenue earned from these transactions amounted to Rp141,243 million, Rp71,901 million and Rp8,802 million of June 30, 2001, 2002 and 2003, respectively, reflecting 1.9%, 0.8%, and 0.1% of total operating revenues of June 30, 2001, 2002 and 2003.

         h. The Company provides a data communication network system for Lintasarta - an Indosat subsidiary and operates a telemetry tracking and command station for PSN - an associated company. Revenues earned by the Company from these transactions amounted to Rp11,724 of June 30, 2001, whilst of June 30, 2002 and 2003 was nil, reflecting 0.2%, 0%, and 0% of total operating revenues of June 30, 2001, 2002 and 2003.

                                     -F-77-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

46.      TRANSACTIONS WITH RELATED PARTIES (continued)

         i. The Company purchases property and equipment including construction and installation services from a number of related parties. These related parties include PT Industri Telekomunikasi Indonesia ("PT Inti"), Lembaga Elektronika Nasional, PT Adhi Karya, PT Pembangunan Perumahan, PT Nindya Karya, PT Boma Bisma Indra, PT Wijaya Karya, PT Waskita Karya which are all state-owned companies, PT Gratika which is an associated company of Dana Pensiun Telkom, Telekomindo and PT Bangtelindo which are associated companies and Koperasi Pegawai Telekomunikasi, a related party cooperative. Purchases made from these related parties amounted to Rp62,881 million, Rp84,800 million and Rp60,008 million of June 30, 2001, 2002 and 2003, respectively, reflecting 1.6%, 1.9%, and 1% of total operating expenses of June 30, 2001, 2002 and 2003, respectively.

         j. Inti is also a major contractor and supplier providing equipment, including construction and installation services for Telkomsel. Total purchases from PT Inti of June 30, 2003 amounted to Rp21,275 million.

         k. The Company and its subsidiary carry insurance (on their property, plant and equipment against property losses and on employees' social security) obtained from PT Asuransi Jasa Indonesia, PT Asuransi Tenaga Kerja and PT Persero Asuransi Jiwasraya, which are state-owned insurance companies. Insurance premiums amounted to Rp35,358 million, Rp70,840 million and Rp91,950 million of June 30, 2001, 2002 and 2003, respectively, reflecting 0.9%, 1.6%, and 1.5% of total operating expenses of June 30, 2001, 2002 and 2003, respectively.

         l. The Company and its subsidiaries maintain current accounts and time deposits in several state-owned banks. In addition, some of those banks are appointed as collecting agents for the Company.

         m. The Company has revenue-sharing arrangements with Telekomindo, an associated company. Revenues earned under these arrangements amounted to Rp2,828 million, Rp9,761 million and Rp812 million of June 30, 2001, 2002 and 2003, respectively, reflecting 0.4%, 0.1%, and 0.01% of total operating revenues of June 30, 2001, 2002 and 2003, respectively.

         n. The Company leases buildings, purchases materials and construction services, and utilizes maintenance and cleaning services from Dana Pensiun Telkom and PT Sandhy Putra Makmur, a subsidiary of Yayasan Sandikara Putra Telkom - a foundation managed by Dharma Wanita Telkom. Total charges from these transactions amounted to Rp12,017 million, Rp26,674 million and Rp2,244 million of June 30, 2001, 2002 and 2003, respectively, reflecting 0.3%, 0.6%, and 0.1% of total operating expenses of June 30, 2001, 2002 and 2003, respectively.

         o. The Company purchased encoded phone cards from Perusahaan Umum Percetakan Uang Republik Indonesia, a state-owned company. Expenses arising from this transaction amounted to Rp41,687 million, Rp129,320 million and Rp79,302 million of June 30, 2001, 2002 and 2003, respectively, reflecting 1.1%, 2.9%, and 1.3% of total operating expenses of June 30, 2001, 2002 and 2003, respectively.

         p. In 1991, the Company granted loans to Koperasi Telekomunikasi ("Koptel") amounting to Rp1,000 million to support Koptel's activities in providing housing loans to the Company's employees. The balance of the loans amounted to Rp100 million as of June 30, 2002 and Rp100 million as of June 30, 2003.

         q. The Company and its subsidiary earned interconnection revenues from Komselindo, Excelcomindo Pratama, Metrosel, Mobisel, Ratelindo, BBT, PSN and Patrakomindo, which are associated companies, totaling Rp218,456 million, Rp184,624 million and Rp402,959 million of June 30, 2001, 2002 and 2003, respectively, reflecting 2.9%, 2.0%, and 3.2% of total operating revenues of June 30, 2001, 2002 and 2003, respectively.

                                     -F-78-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

46.      TRANSACTIONS WITH RELATED PARTIES (continued)

         r.       In addition to revenues earned under the KSO Agreement (see
                  Note 48), the Company also earned income from building rental, repairs and maintenance services, and training services provided to the KSO Units, amounting to Rp21,423 million, Rp43,753 million and Rp18,113 million of June 30, 2001, 2002 and 2003, respectively, reflecting 0.3%, 0.5%, and 0.1% of total operating revenues of June 30, 2001, 2002 and 2003.

         s. The Company provides a defined benefit pension plan and a postretirement health care plan for its pensioners through Dana Pensiun Telkom and YKPT (see Note 45 and 46).

         The Company has also seconded a number of its employees to related parties to assist them in operating their business. In addition, the Company provided certain of its related parties with the right to use its buildings free of charge.

         Presented below are balances of accounts with related parties:

         a.       Cash and cash equivalents (see Note 6)

         b.       Temporary investments (see Note 7).

         c.       Trade accounts receivable (see Note 8).

                                                        2002         2003
                                                      -------       ------
                                                         Rp           Rp
d.  Other accounts receivable

    KSO Units                                         112,795       88,724
    State-owned banks (interest)                       16,257          428
    Government agencies                                     -        2,430
    Others                                             12,098        6,808
                                                      -------       ------
    Total                                             141,150       98,390
                                                      =======       ======

e.  Advances and other noncurrent assets

    Badan Pertanahan Nasional                          30,233            -
    PT Indonusa                                         5,000            -
    PT Multisaka Mitra                                      -            -
    Other                                                   -            -
                                                      -------       ------
    Total                                              35,233            -
                                                      =======       ======

                                     -F-79-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

46.      TRANSACTIONS WITH RELATED PARTIES (continued)

                                                        2002        2003
                                                      -------     -------
                                                         Rp          Rp
f.       Trade accounts payable

         Government agencies                          116,341     193,532
         KSO Units                                    269,775           0
         Indosat                                      226,023
         Excelcomindo                                 141,591      82,090
         Satelindo                                    137,795     114,722
         Koperasi Pegawai Telkom                        4,173      10,173
         PT Quantum                                    10,404       5,135
         Employees                                          -       8,979
         Perusahaan Listrik Negara                          -         126
         PSN                                            2,482      12,765
         STB Garuda                                       212       3,678
         Inti                                               -      21,506
         PT Sandhy Putra Makmur                             -         618
         PT Batam Bintan                                    -       1,314
         Others                                           866       2,605
                                                      -------     -------
         Total                                        909,662     457,243
                                                      =======     =======

g.       Other accounts payable

         Taspen                                           139
         Employees                                      1,306      30,337
         Others                                             -
                                                      -------     -------
         Total                                          1,445      30,337
                                                      =======     =======

                                                              2002               2003
                                                           ---------          ---------
                                                               Rp                 Rp
h.    Accrued expenses

       Yayasan Kesehatan Pegawai Telkom                      610,791            709,090
       PT Asuransi Jasa Indonesia                             11,904             17,168
       Employees                                             105,491            726,792
       Government Agencies                                   281,364            135,726
                                                           ---------          ---------
       Total                                               1,009,550          1,588,776
                                                           =========          =========

i.     Deposits

       Government agencies                                   123,461            70,975
       KSO Unit III                                          364,269            830,431
                                                           ---------          ---------
                                                             487,730            901,406
                                                           =========          =========

         j.       Long-term debt, two-step loans (note 23)

                                     -F-80-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

47.      SEGMENT INFORMATION

         The Company and its subsidiaries have two reportable segments: fixed line and cellular. The fixed line segment provides local and domestic long distance telephone services and other telecommunications services (including among others, leased lines, telex, transponder, satellite, and Very Small Aperture Terminal-VSAT) as well as ancillary services. The cellular segment provides basic telecommunication services, particularly mobile cellular telecommunication services.

         In relation with Telkomsel acquisition as described in Note 4, The management has presented segment information based on fixed line and cellular.

                                                                                        Total                           Total
                                         Fixed                                          Before                          After
                                          Line         Cellular          Other       Elimination     Elimination     Elimination
                                       ---------       ---------       ---------     -----------     -----------    ------------
                                           Rp              Rp              Rp             Rp              Rp             Rp
2001
Revenue from external
  customers                            4,935,454       2,057,187         509,518       7,502,159               -       7,502,159
Intersegment revenue                     256,970               -           3,625         260,595         260,595               -
Interest income                          365,815          25,743           2,459         394,017               -         394,017
Interest expense                         526,927               -          49,439         649,210               -         649,210
Depreciation and
  amortization expense                 1,089,242         220,184          53,194       1,362,620               -       1,362,620
Equity in net income (loss) of
  associated companies                   881,358               -               -         881,358         875,707           5,651
Segment result before tax              2,706,303       1,263,326        (155,302)      3,814,327         875,707       2,938,620
Segment assets                        28,794,421       5,388,220       1,532,052      35,714,693       2,753,713      32,960,980
Long-term investments - net            3,271,931               -             108       3,272,039       3,072,956         199,083

2002
Revenue from external
  customers                            5,632,935       3,216,066         577,170       9,426,171               -       9,426,171
Intersegment revenue                     276,914               -          12,674         289,588         289,588               -
Interest income                          165,990          57,560           8,184         231,734               -         231,734
Interest expense                         716,037          72,844          18,362         807,243               -         807,243
Depreciation and
  amortization expense                 1,085,468         423,987          63,648       1,573,103               -       1,573,103
Equity in net income (loss) of
  associated companies                 1,086,630               -               -       1,086,630       1,092,089          (5,459)
Segment result before tax              4,317,208       1,789,896         185,417       6,292,521       1,092,089       5,200,432
Segment assets                        29,547,327       9,562,895       1,461,030      40,571,252       5,059,499      35,511,753
Long-term investments - net            4,741,860               -             108       4,741,968       4,647,761          94,207

                                     -F-81-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

47.      SEGMENT INFORMATION (continued)

                                                                                  Total                        Total
                                     Fixed                                       Before                        After
                                     Line         Cellular          Other      Elimination    Elimination    Elimination
                                  ----------     ----------        -------     -----------    -----------    -----------
                                      Rp             Rp              Rp            Rp             Rp            Rp
2003
Revenue from external
     customers                     7,678,843      4,804,430          5,386     12,488,659              -     12,488,659
Intersegment revenue                 618,892        572,104              -      1,190,996      1,190,996              -
Interest income                      152,778         32,397          5,044        190,219              -        190,219
Interest expense                     549,077         71,496              8        620,581              -        620,581
Depreciation and
     amortization expense          1,512,579        717,557          5,951      2,236,087              -      2,236,087
Equity in net income(loss) of
     associated companies          1,403,902              -              -      1,403,902      1,399,542          4,360
Segment result before tax          4,951,982      2,799,927         39,717      7,791,626      1,399,542      6,392,084
Segment assets                    35,816,597     13,546,557        371,216     49,734,370      8,089,678     41,644,692
Long-term investments - net        6,183,209              -            108      6,183,317      6,010,540        172,777

48.      JOINT OPERATION SCHEME ("KSO")

         In 1995, the Company and five investors (PT Pramindo Ikat Nusantara, PT AriaWest International, PT MGTI, PT Dayamitra Telekomunikasi, and PT Bukaka Singtel International) entered into agreements for Joint Operation Schemes ("KSO") and KSO construction agreements for the provision of telecommunication facilities and services for the Sixth Five-Year Development Plan ("Repelita VI") of the Republic of Indonesia. The five investors have conducted the development and have taken over the operation of the basic fixed telecommunications facilities and services in five of the Company's seven regional divisions.

         The agreements contain, among others, the following provisions:

         i. The Company's existing assets in the five regional divisions, together with the assets to be built under the KSO construction agreements, will be managed, operated and maintained by each KSO Unit, in the name of the Company and for and on behalf of the Company and the KSO Investors, commencing from January 1, 1996 to December 31, 2010 ("KSO period").

         ii. In the aggregate, a minimum of two million lines are to be planned, designed, engineered, financed and constructed by the KSO Investors during a 3-year period beginning from January 1, 1996, except for Regional Division VI - Kalimantan which started on April 1, 1996.

         iii. The Company will receive two principal types of payments from each KSO Unit during the term of the KSO, namely Minimum Telkom Revenues ("MTR") and share in distributable KSO revenues, and a one-time initial investor payment from each of the KSO Investors.

         The initial investor payments totaling US$105 million or equivalent to Rp230,239 million were made by the KSO Investors to the Company as a compensation for their rights to participate in developing and operating telecommunications facilities in the KSO regional divisions.

                                     -F-82-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.      JOINT OPERATION SCHEME ("KSO") (continued)

         MTR represents an annual amount guaranteed by the KSO Investors and is required to be supported by bank guarantees. The MTR is payable on a monthly basis in fixed amounts which may increase every year during the KSO period. A further monthly adjustment for the MTR is possible depending upon KSO Investor's performance under its commitment to install additional lines.

         Distributable KSO revenues are the entire KSO revenues, less the MTR and the operational expenses of the KSO Units, as provided in the KSO agreements. These revenues are shared between the Company and the KSO Investors based on agreed upon percentages. The Company receives 35% of the distributable KSO revenues from Regional Division VII, and 30% from the other KSO Regional Divisions.

         At the end of the KSO period, all rights, title and interests of the KSO Investor in existing installations and all work in progress, inventories, equipment, materials, plans and data relating to any approved additional new installation projects then uncompleted or in respect of which Interconnection Tests have not then been successfully completed, shall be sold and transferred to the Company without requiring any further action by any party, upon payment by the Company to the KSO Investor of one hundred Rupiah, plus:

         i. the net present value, if any, of the KSO Investor's projected share in distributable KSO revenues, from the additional new installations forming part of the KSO system on the termination date, over the balance of the applicable payback periods.

         ii. an amount to be agreed upon between the Company and the KSO Investor as fair compensation in respect of any uncompleted or untested additional new installations transferred.

         The depreciation of the Rupiah against the U.S. Dollar, which started in the second half of 1997, has impacted the financial condition of the KSO Investors. In response to economic conditions, on June 5, 1998, all KSO Investors and the Company have signed a Memorandum of Understanding ("MoU") to amend certain provisions of the KSO agreements. Among the amendments are as follows:

         i. The percentage of sharing of the distributable KSO revenues for 1998 and 1999 was 10% and 90% for the Company and the KSO Investors, respectively.

         ii. The minimum number of access line units to be installed by the KSO Investors up to March 31, 1999 was 1,268,000 lines.

         iii. The incremental rate of the MTR would not exceed 1% in 1998 and 1.5% in 1999 for the KSO agreements with the Investors that have MTR incremental factors.

         iv. "Operating Capital Expenditures" in each of the KSO Units will be shared between the Company and the respective KSO Investors in proportion to the previous year's share in the annual net income of the KSO Units, starting from 1999.

         v. The cancellation of the requirement to maintain a bank guarantee in respect of MTR.

         In 1998 and 1999, the Company adopted the provisions of the MoU. Beginning November 1999, the Company and the KSO Investors had begun to renegotiate the terms of the KSO agreements in conjunction with the changing environment and the expiration of certain terms in the MOU. Among others, it was agreed to return to most of the provisions of the original KSO agreements beginning January 1, 2000.

         The Company is seeking a fair resolution to the KSO problems. The Company believes that the long-term solution for all five KSO's requires Government intervention and must be considered in the context of restructuring the entire Indonesian telecommunication sector.

                                     -F-83-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.      JOINT OPERATION SCHEME ("KSO") (continued)

         KSO I

         The Company and the shareholders of Pramindo has reached an agreement in which the Company will acquire the KSO I assets.

         On April 19, 2002, the Company entered into the Conditional Sale and Purchase Agreement with PT Astratel Nusantara, France Cabel et Radio, Indosat, Marubeni Corporation, International Finance Corporation and NMP Singapore Pte Limited ("Selling Shareholder") regarding the acquisition of 100% Pramindo's shares.

         Pursuant to the CSPA, the Company in the same time will buy out all Pramindo's ordinary subscribed and fully paid in capital from the respective shareholder in pro rata basis as follows:

         i. 30% in August 15, 2002 (pursuant to the amendment), other than IFC's shares, which will be transferred on the date of pledged shares, which has been fully unconditional released based on IFC Investment Agreement and Common Term Agreement.

         ii. 15% at the interim closing which will be carried on whichever is coming first of the first drawdown date and September 30, 2003.

         iii 55% at the subsequent closing which will be carried on whichever is coming first of the (a) drawdown date, (b) December 31, 2004, and 30 days after Pramindo buy out all promissory notes.

         The total purchase price of Pramindo's shares was amounting to US$384,363,026 included interest from promissory notes and US$9,263,953 should be paid on the date of shares pledged and US$375,099,073 shall be paid off through the issuance of promissory notes series I and II.

         Pursuant to the agreement, the Company will provide loan to Pramindo in amount of US$86,176,000 for the loan settlement to shareholders (IFC).

         All of the promissory notes will be paid on an installment basis. The last payment will be on December 15, 2004.

         KSO III

         On May 8, 2002, the Company entered into the Conditional Sales and Purchase Agreement with PT Aria Infotek, Media International B.V. and Asian Infrastructure Fund ("selling shareholders") regarding the acquisition of 100% AriaWest's shares.

         Based on the CSPA, the Company shall purchase 2,704,444 subscribed and paid in capital of AriaWest with par value of Rp114,000. The selling price is US$184,500,000 and US$44,500,000 of the amount should be paid first, the settlement value of US$20,000,000 as shall be paid on closing date, and US$120,000,000 will be paid off through the issuance of promissory notes.

         The CSPA was intended to clear off all disputes with AriaWest. Up to June 30, 2003, the transaction has not been closed due to the precondition of contract that still open related to the creditors' approval for restructuring AWI's debt.

         International Chamber of Commerce ("ICC") gives time extension to the Company and selling shareholders to settle the dispute out of ICC arbitrate process.

         Up to June 30, 2003, the Company has paid in advance to shareholders amounting to US$21,750,000 which is recorded as "Advance Payment for Investment in Shares of Stocks", and the Company has received deposit from KSO Unit III, amounted to US$91,750,000 which recorded as "Advance from Customers and Suppliers".

         On July 31, 2003 the Company and AWI's shareholders do the closing transaction for buy-out KSO III (see Note 55).

                                     -F-84-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.      JOINT OPERATION SCHEME ("KSO") (continued)

         KSO IV

         The sale of KSO IV to Indosat has been terminated due to some condition precedents that have not been fulfilled.

         The Company planned to buy out MGTI, the KSO IV investor in Central Java and Yogyakarta. Currently, the Company is in process of negotiation.

         KSO VI

         The Company has acquired 90.32% of issued and paid up capital of Dayamitra, the KSO VI Investor.

         KSO VII

         The Company and PT Bukaka Singtel International intend to continue the KSO schemes in accordance with original agreements with some modifications.

49.      REVENUE-SHARING AGREEMENTS WITH SEVERAL INVESTORS

         The Company has entered into separate agreements with several investors under Revenue-Sharing Arrangements ("RSA") to develop fixed lines, analog mobile cellular lines, public card-phone booths (including their maintenance), and related supporting telecommunications facilities.

         Under the RSA, the investors finance the costs incurred in developing telecommunications facilities. Upon completion of the construction, the Company manages and operates the facilities. The investors legally retain the rights to the property, plant and equipment constructed by them during the revenue-sharing periods. At the end of each revenue-sharing period, the investors transfer the ownership of the facilities to the Company.

         The Company bears the cost of repairs and maintenance of the facilities during the revenue-sharing period. The revenue-sharing period is determined on the basis of the internal rates of return agreed by both parties. The internal rates of return range from 24% to 30%, and the revenue-sharing periods vary from one year and seven months to fifteen years from the start of commercial operations. The revenue-sharing period can be either fixed regardless of full investment returns to the investors, or extended to ensure full investment returns to the investors. The revenue-sharing periods end on various dates through 2009.

         The revenues earned from the customers in the form of line installation charges are fully for the account of the investors. The revenues from outgoing telephone pulse and monthly subscription charges are shared between the investors and the Company 60:40 or 70:30 (in favor of the investors) depending on the agreements. Certain additional arrangements are made for revenues earned from analog mobile cellular, whereby revenues from international outgoing pulses are fully owned by the Company. Revenues earned from pay phone cards during the revenue-sharing period are shared 60:40 (in favor of the investors) based on the recorded usage of pulses. On January 16, 2001, the Revenue Sharing Agreement change into Joint Operation scheme with revenue distribution based on card sold. Ratio of revenue distribution among investors is 42.5:57.5.

         On August 1, 2002, RSA period with Telesera was expired. The legal title on property, plant and equipments under RSA is not transferred to the Company due RSA did not achieve investment's rate of return in accordance with RSA Agreement. The Company accelerated the depreciation of those assets amounted to the book value of Rp3,300 million.

         The investors' share of revenues amounted to Rp271,053 million, Rp388,488 million and Rp300,855 million of June 30, 2001, 2002 and 2003, respectively.

                                     -F-85-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

50.      TELECOMMUNICATIONS SERVICES TARIFFS

         Under law No.36 1999 and Government Regulation No. 52 year 2000, Tariffs for the use of telecommunications network and telecommunication services are determined by providers based on the tariffs category, structure and with respect to fixed line telecommunication services price cap formula set by the Government.

         Fixed line telephone Tariffs

         Fixed line telephone tariffs are imposed for network access and usage. Access charges consist of a one-time installation charge and a monthly subscription charge. Usage charges are measured in pulses and classified as either local or domestic long-distance. The tariffs depend on call distance, call duration, the time of day, the day of the week and holidays.

         Tariff for fixed line telephone are regulated under Minister of Communication Decree No. KM.12 year 2002 dated January 29, 2002 concerning the addendum of the decree of Minister of Tourism, Post and Telecommunication ("MTPT") No. 79 year 1995, concerning The Method for Basic Tariff Adjustment on Domestic Fixed Line Telecommunication Services. Furthermore, The Minister of Communication issued Letter No. PK 304/1/3 PHB-2002 dated January 29, 2002 concerning the price cap in basic tariff increase of fixed line telephone services. According to the letter, tariff for fixed line domestic calls would increase by 45.49% over three years. The average increase in 2002 is 15%. This increase was effective on February 1, 2002.

         To follow up the previous Letter, the Ministry of Communication issued Letter No. PR.304/2/4/PHB-2002 dated December 17, 2002 regarding tariff adjustment for domestic fixed line services effective on January 1, 2003. By considering that the Independent Regulatory Body, as the precondition for the tariff adjustment, has not been established, The Minister of Communication has finally postponed the implementation of tariff adjustment by issuing Ministerial Letter No. PR. 304/1/1/PHB/-2003 dated January 16, 2003.

         Mobile Cellular Telephone Tariffs

         Tariff for cellular providers are set on the basis of the MTPT decree No. KM. 27/PR.301/MPPT-98 dated February 23, 1998. Under the regulation, the cellular tariffs consist of activation fees, monthly charges and usage charges.

         The maximum tariff for the activation fee is Rp200,000 per new subscriber number. The maximum tariff for the monthly charges is Rp65,000. Usage charges consist of the following :

         a.       Airtime

                  The basic airtime tariff charged to the originating cellular subscriber is Rp325/minute. The details are as follows:

                  1.   Cellular to cellular       : 2 times airtime rate
                  2.   Cellular to PSTN           : 1 time airtime rate
                  3.   PSTN to cellular           : 1 time airtime rate
4.                4.   Card Phone to cellular     : 1 time airtime rate plus
                                                    41% surcharges

         b.       Usage Tariff

                  1. Usage tariff charged for a cellular subscriber who makes a call to another subscriber using the PSTN network is similar to the usage tariffs for PSTN subscribers. For the use of local PSTN network, the tariff is computed at 50% of the prevailing local PSTN tariff.

                  2. The long-distance usage tariff between two different service areas is similar to the prevailing tariff for a domestic long-distance call ("SLJJ") for a PSTN subscriber.

                                     -F-86-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

50.      TELECOMMUNICATIONS SERVICES TARIFFS (continued)

         Mobile Cellular Telephone Tariffs (continued)

         a.       Usage Tariff (continued)

                  Based on the Decree No. KM. 79 year 1998 of the Ministry of Communications, the maximum tariff for prepaid customers may not exceed 140% of the peak time tariffs for post paid subscribers.

         Interconnection Tariffs

         Interconnection tariffs regulate the sharing of interconnection calls between the Company and other cellular operators.

         The current interconnection tariff is governed under MTPT Decree No. KM.46/PR.301/MPPT-98 ("KM. 46 year 1998") dated February 27, 1998 which came into effect on April 1, 1998 and was further revised by the Minister of Communication's Decree No. KM.37 year 1999 dated June 11, 1999 ("KM. 37 year 1999").

         a. International interconnection with PSTN and cellular telecommunications network

                  Based on KM.37 year 1999, effective December 1, 1998, the international interconnection tariff is calculated by applying the following charges to successful incoming and outgoing calls to the Company's network:

                                                      Tariff
                                                      ------
Access charge                                   Rp 850 per call
Usage charge                                    Rp 550 per paid minute
Universal Service Obligation (USO)              Rp 750 per call

                  Indosat is exempted from paying the USO until December 31, 2004, while the USO charges payable by Satelindo are paid directly to the MTPTor Minister of Communications (see Note
                  47).

         b.       Mobile and fixed cellular interconnection with the PSTN

                  Based on KM. 46 year 1998, cellular interconnection tariffs with PSTN are as follows:

                  1.       Local Calls

                           For local calls from a mobile cellular network to PSTN, the cellular operator pays the Company 50% of the prevailing tariff for local calls. For local calls from PSTN to a cellular network, the Company charges its subscribers the applicable local call tariff plus an air time charge, and pays the cellular operator the air time charge.

                  2.       Domestic Long-distance Calls

                           KM.46 year 1998 provides tariffs, which vary among long-distance carriers depending upon the routes and the long distance network used. Pursuant to this decree, for long-distance calls which originate from the PSTN, the Company is entitled to retain a portion of the prevailing long-distance tariff, which portion ranges from 40% of the tariff, in cases where the entire long-distance portion is carried by one cellular operator and delivered to another, and up to 85% of the tariff, in cases where the entire long-distance portion is carried by the PSTN.

                                     -F-87-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

50.      TELECOMMUNICATIONS SERVICES TARIFFS (continued)

         Interconnection Tariffs (continued)

         b.       Mobile and fixed cellular interconnection with the PSTN
                  (continued)

                  For long-distance calls which originate from a cellular operator, the Company is entitled to retain a portion of the prevailing long-distance tariff, which portion ranges from 25% of the tariff, in cases where the entire long-distance portion is carried by a cellular operator and the call is delivered to a cellular subscriber, and up to 85% of the tariff, in cases where the entire long-distance portion is carried by the PSTN and the call is delivered to a PSTN subscriber.

                  Interconnection tariffs with mobile satellite networks ("STBSAT") are established based on a Joint Operation Agreements between the Company and STBSAT providers pursuant to Minister of Communication Decree No. KM. 30 year 2000 concerning Global Mobile Personal Telecommunication Service Tariffs by Garuda Satellite dated March 29, 2000. Flat interconnection tariffs per minute apply for those Companies.

         Interconnection tariffs with mobile cellular networks, including USO, are determined based on the duration of the call. Access and usage charges for international telecommunications traffic interconnection with telecommunications networks of more than one domestic carrier are to be shared proportionately with each carrier involved, which proportion is determined by the MTPT.

         Interconnection tariffs between a fixed wireless network and PSTN, and amongst PSTN, are regulated under MTPT letter No. KU.506/1/1/MPPT-97 dated January 2, 1997 and letter No. KU.506/4/6/MPPT-97 dated July 21, 1997. Currently, Ratelindo is the only operator of a fixed wireless network and apart from the Company; BBT is the only operator of PTSN. For fixed wireless interconnection with the PSTN and BBT with the PSTN, the "sender-keeps-all" basis for local calls is applied and for domestic long-distance calls that originate from Ratelindo's network and transit to PSTN, the Company receives 35% of Ratelindo's revenue for such calls. For domestic long-distance calls that originate from PSTN, the Company retains 65% as its revenue for such calls. For long distance calls from and to BBT, the Company retains 75% of the revenue while BBT receives the remaining 25%.

         c. Mobile cellular interconnection with other mobile cellular providers

         Based on KM.46 year 1998, the mobile cellular interconnection tariffs with other mobile cellular providers are as follows:

         1.       Local Calls

                  For local calls from one cellular telecommunications network to another, the originating cellular operator pays the airtime to the destination cellular operator. If the call is carried by the PSTN, the cellular operator pays the PSTN operator 50% of the prevailing tariff for local calls.

         2.       Domestic Long-distance Calls

                  For long-distance calls which originate from a cellular telecommunications network, the cellular operator is entitled to retain a portion of the prevailing long-distance tariff, which portion ranges from 15% of the tariff in cases where the entire long-distance portion is not carried by the cellular operator, up to 60% of the tariff in cases where the entire long-distance portion is carried by the cellular operator and the call is delivered to another cellular operator, or up to 75% if the call is delivered to the same cellular operator.

         In connection with the issuance of Law No. 36 year 1999 and Government Regulation No. 52 year 2000, the Minister of Communications, on May 31, 2001, issued Decree No. KM. 20 year 2001, concerning Operations of Telecommunications Network and KM 21 year 2001 concerning Operations of Telecommunications Services, which came to effective from at the date of the decree. Subsequently, the Minister of Communication issued Decree No. KM.84 year 2002 concerning Telecommunication Traffic Clearing Process.

                                     -F-88-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

50.      TELECOMMUNICATIONS SERVICES TARIFFS (continued)

         Public Phone Kiosk ("Wartel") Tariff

         The Company is entitled to retain 70% of the telephone tariff based on Director Decree No. 01/H220/OPSAR-33/2002 dated January 16, 2002, which came into effect on February 1, 2002. This governs the transition of the business arrangement between Telkom and Wartel providers, from a commission-based revenue sharing into agreed usage charges (pulses).

         On August 7, 2002, the Minister of Communication issued Decree No. KM. 46 year 2002 regarding the operation of phone kiosks. The decree provides that the Company is entitled to retain a maximum of 70% of the phone kiosk basic tariff from domestic calls and up to 92% of telephone kiosk basic tariffs from International Calls.

51.      COMMITMENTS

         a.       Letters of Support

                  In first-half of year 2002, the Company pledged its deposits of Rp500,000 million as collateral for the credit facility from Bank Mandiri. The time deposits has matured on February 18, 2003.

                  The Company also pledged its time deposits of US$4,600,000 as collateral for the loan facility granted to Napsindo from Bank Mandiri. The time deposits will be matured on August 28, 2003 and October 23, 2003.

         b.       EKN - Backed Facility

                  On December 2, 2002, pursuant to the partnership agreement with PT Ericsson Indonesia, Telkomsel obtained an EKN-Backed Facility (" Facility") with Citibank International plc (as "Arranger" and "Agent") covering a total facility of US$70,483,426.49, which was devided into several tranches.

                  The interest rate on the facility is the aggregate of the applicable margin, CIRR (Commercial Interest Reference Rate) and mandatory cost, if any. Interest will be paid semi-annually starting on the date the facility is drawn. As of June 30, 2003 no disbursement has been made however the value of physical completion progress is equivalent to US$35 million.

         c.       Capital Expenditures

                  As of June 30, 2003, the amount of capital expenditures committed under contractual arrangements, principally relating to procurement and installation of switching equipment, transmission equipment and cable network, are as follows:

                       Amounts in
                    Foreign Currencies   Equivalent
   Currencies         (in thousands)     in Rupiah
----------------    ------------------   ----------
Rupiah                          -        2,247,191
U.S.Dollar                309,509        2,561,187
EURO Europe                67,674          640,391
Singapore Dollar            3,881           18,236
Japanese Yen               25,597            1,766
                                         ---------
Total                                    5,468,771
                                         =========

                                     -F-89-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

51.      COMMITMENTS (continued)

         d.       Agreement on Derivative Transaction

                  As of June 30, 2003, Telkomsel has four forward agreements to hedge its future liabilities in foreign currency.

                  The agreements are as follow:

                  i. Agreement with Deutsche Bank for hedging the liabilities amounted to US$80 million within period April 2003 up to December 2003, with settlement of US$10 million each month at Rp 8,997.5 per US$1.

                  ii. Agreement with Standard Chartered Bank to hedge EUR24 million liabilities, within period May 2003 up to October 2003, with settlement of EUR4 million each month at Rp 9,788 per EUR1.

                  iii. Agreement with Deutsche Bank to hedge US$12 million liabilities at the rate of Rp 8,380 per US$1. The validity period of this transaction is from May 2003 until November 2003, with US$2 million settlement each month.

                  iv. Agreement with Standard Chartered Bank to hedge the liabilities during May 2003 until November 2003 for the amount of EUR18 million. Settlement for each month is EUR 3 million at Rp 9,877 per EUR1.

         e.       Procurement of TELKOM-2 Satellite

                  On October 24, 2002, the Company and Orbital Science Corporation ("Contractor") agreed on procurement of satellite TELKOM-2. The Company obliged to pay US$73,000,000 including refundable provision in amount of US$4,338,292 to any transponder that has reduced communication capabilities below 3dB as agreed and which cannot be corrected by switching to a redundant transponders.

                  Payment to Contractor is made within thirty days after the date of the original invoice received by the Company.

                  All Indonesian taxes, duties, assessment of fees, including tariff and VAT resulting from performance of this contract that are required by present of future laws or regulation in Indonesia shall be paid by the Company, except for any temporary imported goods that will not owned by the Company and any taxes and or duties of Contractor's expatriates working in Indonesia shall be borne by Contractor.

                  The Contractor shall be responsible for taxes, duties, assessment or fees, including tariffs and value added taxes resulting from performance of this contract that are required by present of future laws or regulation in the USA including any interest or penalties related to such U.S. taxes and U.S. duties.

                  The Contractor shall submit warranty bond to the Company for Augmented Master Control Station ("AMCS") in the amount of 10% of AMCS fixed firm price in the form of unconditional bank guarantee/ Letter of Credit from U.S. affiliated bank in Indonesia, as selected by Contractor, and shall be submit to the Company at least five business days before starting Warranty Period.

                                     -F-90-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

51.      COMMITMENTS (continued)

         e.       Procurement of TELKOM-2 Satellite (continued)

                  This Warranty shall be extended until the earlier of:

                  i 365 days commencing from the time satellite is placed in storage;

                  ii 365 days commencing from final acceptance of the Satellite or from the time of launch failure.

                  Contractor shall use reasonable efforts to obtain Contractor's Government approvals and licenses necessary for export of the Satellite. If after six months from the time Contractor submits its application for a U.S. Government licenses and authorization, the Company may, in writing, notify the Contractor of its intention to terminate this Contract.

                  The Contract price shall include in transit insurance for the satellite, AMCS and the other deliverable items that are transported from Contractor facility to the launch site or the Company's operation site; and also include insurance for the satellite during manufacturing, shipping and up to the launch Site until such time as risk of loss passes to the Company under this Contract. Contractor shall provide the Company with certificate of insurance for such coverage

         f.       Launching of TELKOM-2 Satellite

                  On November 8, 2002, the Company and ARIANESPACE S.A. agreed upon the launching of Satellite TELKOM-2 of the Company. Total amount to be paid by the Company for that services is amounted to US$62,880,000 with the payment schedule as follows:

                                               Percentage of the portion of the
   Payment                 Date                    Launching Services price
-------------       -----------------          --------------------------------
                                                              US$
First Payment        January 13, 2004                     27,500,000
Second Payment          March 1, 2004                      9,000,000
Third Payment           April 1, 2004                     20,000,000
Fourth Payment      September 1, 2004                      6,380,000

                  Total amount mentioned above shall be increased by 7% of the total if the Company exercises the Re-flight Option, and if any increase or decrease of the satellite mass from the agreed mass, then the increase or decrease above 25kg shall be subject to additional cost amounted to US$25,000 per kg.

                  The Launch Period of Satellite TELKOM-2 is from period November 1, 2004 until January 31, 2005. The Launch Slot will be determined by mutual agreement of the parties no later than eighth months prior to the first day of the Launch Period. The Launch Day shall be determined, no later than three months to the first day of the Launch Slot.

                  ARIANESPACE S.A shall take out an insurance policy at no cost to the Company. The Insurance policy shall be in the amount of Euros 60,980,000.

                                     -F-91-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

51.      COMMITMENTS (continued)

         g.       PSTN Excellence Regional Junction DIVRE II Project

                  On February 8, 2002, the Company entered into agreement with Consortium Olex-Lucent-Brimbun ("Consortium") upon procurement of SDH Transmission System, Optical Fiber, NMS and other services. The Company must pay for the work and procurement made by Consortium amounted to US$28,807,460 and Rp102,828,788,753, net of tax, respectively.

                  The Agreement was come into effect within eighteen month from the contract date.

                  The consortium shall submit performance guarantee issued by Indonesian State Owned Bank or other International reputable Bank amounting to 5 % of contract value, net of tax, to the Company at least 3 days after the contract date.

                  The Consortium must cover all risks of delivery, storage and development of goods and services up to the issuance of provisional acceptance certificate for and on behalf of Consortium as a beneficiary to the insurance company appointed by the Company. The insurance shall be paid by Consortium and if any accident happened, the replacement money received shall be used to continue the project and or to replace the damaged equipment.

         h.       Network Facility for Multimedia Services and Pay TV Program

                  During the year 2002, Indonusa has undersigned several agreements on procurement of network facility of multimedia services and TV program by subscription with several program provider and property management, both for extending the terminated agreement and for making new agreement.

                  Those agreements set the rights and obligations of both parties in procurement of TV program by subscription including its network, determination of monthly subscription fee, and revenue sharing.

         i.       USO and Public Payphone

                  Under KSO agreement, PIN must allocate at least 20% of total yearly investment plan to develop telecommunication facility in remote area and fro public interest in its KSO Unit area, which have not been covered by such facility as of the effective date of KSO Agreement. PIN must meet those targets for at least 50% of all villages and 100% district in KSO Unit area at the end of Repelita VI, up to the limit of 20% of total investment.

                  PIN must submit annual report in detail to Directorate General of Post and Telecommunication (DGPT) regarding the total investment including special investment and the achievement progress of USO project within 60 days after the end of each year. If Pramindo has not fully allocated its 20% of total investment to fulfill its obligation as targeted, DGPT will enforce PIN to complete other USO project under a certain schedule with the costs not up to the unallocated amount.

                  PIN must also provide at least 3% of access line units constructed for public payphone (including Wartel). Such capacity will be used for providing public payphone, either by KSO unit or by other party, with permission from Minister of Communication.

                  However, based on the MoU and Side Letter, USO obligation is considered accomplished if either of the following conditions are met:

                  - 5% of total investment has been allocated for USO obligation; or

                  - 50% of all remote villages have been covered by telecommunication facility

                                     -F-92-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

51.      COMMITMENTS (continued)

         j.       Call Center Development and Operation Services

                  On July 24, 2000, Infomedia undersigned the agreement on call center development and operation services with PT Bank Niaga Tbk. ("Bank Niaga"). Infomedia provides call center services, which shall receive, patch and respond the request, claim and complaint of customers regarding the products and provide information about Bank Niaga's products.

                  Infomedia receives fee amounted to Rp400 million per month for incoming calls up to 180.000 calls per month and outgoing calls up to 7500 calls per month with composition of 60% for Jakarta calls and 40% calls for non Jakarta calls.

         k.       Call Center Service Agreement

                  In 2002, Infomedia entered into call center service agreement with other parties ("the parties"). Based on the agreement, Infomedia provides call center personnel with assignment to respect and respond complaints from customers, informing about the parties' products and technical assistant. In return of this, Infomedia earns monthly fees.

         l.       Software License and Support Agreement

                  On October 13, 1997 Dayamitra undersigned the Software License and Support Agreement with Cable and Wireless Plc. Pursuant to the agreement, Cable and Wireless Plc will provide license Software, adjustment, training, implementation, maintenance and support to Customer Care Billing System project, also having rights for the Intellectual Property Rights. Costs as a result on those agreements charged to KSO Unit VI.

         m.       CDMA Procurement Agreement with Samsung Consortium

                  On October 9, 2002, the Company made Initial Purchase Order Contract CDMA 2000-IX with Samsung Consortium for BSS procurement in Divisi Regional II, and on December 23, 2002, the Company signed Master Procurement Partnership Agreement of CDMA package-2 for requiring either the nation wide package of NSS procurement for Telkom's Regional Division, excluding KSO III or the regional package of BSS procurement for KSO IV, KSO VI, KSO VII and Divisi Regional V. This procurement is part of T-21 Program.

         n.       Loan Agreement Junction Regional Division V Project

                  On June 21, 2002, the Company entered into a loan agreement with Consortium Bank amounting to Rp400,000 million, and then amended to Rp150,000 million for financing the Regional Division V Junction Project. Bank Bukopin acting as facility agent, which the first year interest rate, calculated from the signing date, is 19.5% and then average 3 month deposit rate plus 4% for the remaining year. Disbursement period is 19 months since the signing loan agreement with the repayment period 14 times quarterly starting from April 2004. The loan facility was secured by the project equipment.

                  As of June 30, 2003, the loan has not been disbursed.

         o.       Cooperation Agreement with Labor Union (SEKAR TELKOM)

                  On June 3, 2002, the Company entered into a Cooperation Agreement with the Company's labor union - namely Serikat Karyawan Telkom (SEKAR TELKOM), an organization in the Company for all Non KSO and KSO unit employees. The agreement is in connection with good working relationship between the Company and the employees. In the agreement, there is additional component in employees income regarding the distribution of bonus and leave allowance.

                                     -F-93-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

52.      CONTINGENCIES

         a.       Claims from AriaWest

                  On May 15, 2001, AriaWest (KSO Partner in Region III, West Java and Banten) commenced an arbitration proceeding under the Rules of the International Chamber of Commerce against the Company for breach of the KSO Agreement between the Company and AriaWest. Each of the Company and AriaWest has submitted various claims for resolution in the arbitration proceedings.

                  AriaWest has alleged that the Company materially breached the KSO Agreement by, among other things, (i) terminating certain exclusive rights granted to AriaWest; (ii) failing to transfer control of the KSO's finances, employees and management to AriaWest and interfering with AriaWest's efforts to exercise management control over the KSO; (iii) failing to pay amounts identified in a "forensic audit" conducted by PriceWaterhouse Coopers on behalf of AriaWest as being unaccounted for, lost or otherwise unreasonably disbursed; (iv) causing the Government to reduce telecommunications tariffs in 1999 and to impose a zero tariff increase in 2000; (v) wrongfully terminating the KSO Agreement and wrongfully taking control of the KSO; (vi) failing to negotiate the terms of certain construction projects proposed by AriaWest and certain amendments to the KSO Agreements requested by AriaWest; and
                  (vii) failing to cause the KSO to pay AriaWest certain disputed sums as reimbursement for cash outlays by AriaWest or other funds claimed by AriaWest. AriaWest alleges damages in excess of US$1.3 billion, but has not specified the amount of damages associated with most of its claims.

                  The Company has denied AriaWest's allegations and claims that AriaWest has materially breached the KSO Agreement by, among other things, (i) causing the KSO not to pay "Minimum Telkom Revenue" or "MTR"; (ii) wrongfully rejecting the Company's termination of the KSO Agreement; (iii) failing to pay the Company "Distributable Telkom Revenue" or "DTR"; (iv) mismanaging the KSO Unit; (v) failing to construct Minimum New Installation; and (vi) failing to reimburse Operating Capital Expenditures. The Company is still in the process of quantifying its damages; however, among the Company's damages are claims for more than Rp412 billion in MTR and more than Rp98 billion in DTR due to the Company as of July 9, 2001 (the date the Company delivered its notice of termination of the KSO Agreement).

                  On May 8, 2002, the Company entered into the Conditional Sales and Purchase Agreement with PT Aria Infotek, Media International B.V. and Asian Infrastructure Fund ("selling shareholders") regarding the acquisition of 100% AriaWest's shares.

                  The CSPA was intended to clear off all disputes with AriaWest. Up to June 30, 2003, the agreement has not closed due to the disagreement of AriaWest's debts restructuring.

                  On July 31, 2003 the CSPA was closed (see Note 55).

                                     -F-94-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

53.      ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

         The balances of monetary assets and liabilities denominated in foreign currencies are as follows:

                                                                                    2002                             2003
                                                                      -----------------------------     ----------------------------
                                                                          Foreign                          Foreign
                                                                        Currencies       Equivalent       Currencies      Equivalent
                                                                      (in thousands)     in Rupiah      (in thousands)    in Rupiah
                                                                      --------------     ----------     --------------    ----------
Assets
Cash and cash equivalents
     Related parties
        U.S Dollar                                                         12,028          104,460          184,423        1,525,419
        Yen                                                                     -                -              266               18
        Euro                                                                    -                -           18,606          175,957
        Deutsche Mark                                                       2,582           10,113
     Third parties
        U.S Dollar                                                            362            3,142
        Euro                                                                    -                -
Temporary investments
     Related parties
        U.S Dollar                                                          6,948           60,347            2,000           16,540
     Third parties
        U.S Dollar                                                              -                -

Trade accounts receivable
     Related parties
        U.S Dollar                                                            450            3,908            7,630           63,097
     Third parties
        U.S Dollar                                                          8,136           70,662            1,571           12,989

Other accounts receivable
        U.S Dollar                                                             44              383           66,491          549,885
        French France                                                           -                -            4,466            4,966
        Netherlands Guilder                                                     -                -              756            2,503

Prepaid Expenses
        U.S Dollar                                                                                            1,597           13,204

Other current asset
        U.S Dollar                                                          8,212           71,320            7,381           61,043

Advances and other non-current assets
        U.S Dollar                                                              -                -           20,878          172,664

Advance Payment for Investment in Shares of Stock
        U.S Dollar                                                                                           29,143          241,473

Escrow account
        U.S Dollar                                                         15,990          138,876           34,519          285,473
                                                                                         ---------                         ---------

Total Assets                                                                               463,211                         3,125,231
                                                                                         =========                         =========

                                     -F-95-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

53.      ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

                                                                                2002                               2003
                                                                ------------------------------       -------------------------------
                                                                   Foreign                              Foreign
                                                                  Currencies        Equivalent         Currencies         Equivalent
                                                                (in thousands)       in Rupiah       (in thousands)        in Rupiah
                                                                --------------      ----------       --------------       ----------
Liabilities
Trade accounts payable
     Related parties
        U.S Dollar                                                    2,548             22,235             14,044            116,260
        Great Britain Poundsterling                                      61                 93                160              2,181
        Australian Dollar                                                                                      20                111
        Euro                                                              -                  -                662              6,269
     Third parties
        U.S Dollar                                                    2,888             25,194             24,599            203,683
        Euro                                                              -                  -            344,303              3,260
        Singapore Dollar                                                  -                  -                 26                120
        Great Britain Poundsterling                                       -                  -                 64                878
        Yen                                                               1                  2            265,976             18,363

Other accounts payable
     Third Parties
        U.S Dollar                                                        -                  -                 32                267

Accrued expenses
     Related parties
        U.S Dollar                                                  157,331          1,372,710             37,720            312,516
        Euro                                                          7,774             67,826             32,384            306,645
        Yen                                                           4,270            508,466             13,101                904
        French Franc                                                  3,857                 29
        Netherlands Guilder                                           1,372              3,429                482              1,598
        Great Britain Poundsterling                                       -                  -                 37                511
        French Franc                                                      -                  -                710                792
     Third Parties
        U.S Dollar                                                        -                  -

Advances from customers and suppliers
        U.S Dollar                                                        -                  -             45,882            379,408
        Euro                                                                                               12,549          1,118,826
        Japanese Yen                                                                                       25,040              1,729
        Great Britain Poundsterling                                                                           0.4                 36

                                                                                     ---------                             ---------
Subtotal                                                                             1,999,984                             2,474,357

                                     -F-96-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

53.      ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

                                                                           2002                                   2003
                                                         ----------------------------------        --------------------------------
                                                             Foreign                                  Foreign
                                                           Currencies            Equivalent          Currencies         Equivalent
                                                         (in thousands)          in Rupiah         (in thousands)       in Rupiah
                                                         --------------          ----------        --------------       ----------
Liabilities
Current portion of long-term liabilities
     Related parties
        U.S Dollar                                             173,026            1,509,655               51,538           426,731
        French Franc                                            18,824               22,109
        Japanese Yen                                           374,364               27,411              431,856            30,230
        Netherlands Guilder                                      3,044               10,642
        Euro                                                                                               4,451            42,150
     Third Parties
        U.S.Dollar                                                   -                    -               38,076           315,268
        Euro                                                                                               7,560            75,425

Long-term liabilities
     Related parties
        U.S Dollar                                             534,163            4,660,575              322,928         2,673,841
        French Franc                                           100,731              118,308           17,210,861         1,188,243
        Japanese Yen                                        18,258,593            1,338,370
        Netherlands Guilder                                     12,176               42,569
        Euro                                                                                              16,528           156,502
     Third Parties
        U.S Dollar                                                   -                    -              164,591         1,363,565

Total Liabilities                                                                 9,729,623                              8,746,312
                                                                                 ----------                             ----------

Net Liabilities                                                                  (9,266,412)                            (5,621,081)
                                                                                 ==========                             ==========

54.      ECONOMIC CONDITION

         Since the middle of 1997, many Asia Pacific countries, including Indonesia, have been experiencing adverse economic condition mainly resulting from currency depreciation in the region, the principal consequences of which have been an extreme lack of liquidity and high interest and foreign exchange rates. The crisis has also involved declining prices in shares of stock, tightening of available credit, and stoppage or postponement of certain construction projects. The adverse economic condition still continues to this date as evidenced by the weak exchange rate, sluggish economic growth, and pressures on inflation. High volatile of exchange and interest rates have increased the cost of funds, as well as the amount of debt to be serviced by the Company, its subsidiaries, and the associated companies.

         Management has adopted measures in maintaining liquidity by, among others, evaluating priorities and rescheduling construction projects, initiating cost-cutting and managing funds to service current maturities of foreign currency denominated liabilities. In its investment activities, management has adopted a more stringent criterion and pursued project developments using a "turnkey" system, hence not all risk is borne by the Company.

         Management has also strived to resolve the KSO issues and managed investments in associated companies effectively and selectively by utilizing the services of international legal and financial consultants.

         Recovery of the economy to a sound and stable condition is dependent on the fiscal, monetary and other measures being taken by the Government, actions which are beyond the Company and its subsidiaries' control, to achieve economic recovery. It is not possible to determine the future effect these economic conditions may have on the Company and its subsidiaries' liquidity and earnings, including the effect flowing through from their investors, customers and suppliers.

                                     -F-97-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

55.      SUBSEQUENT EVENTS

         a. On July 31, 2003, the Company consummated the acquisition of AWI under CSPA dated May 8, 2002 (as amended) and has settled its ICC arbitration with AWI. Following the transaction, the Company owned 100% of AWI and has full control of KSO III.

                  In accordance to the AWI closing:

                  i. The Company paid of US$58.67 million in cash (US$20 million of which was paid when the CSPA was signed on May 8, 2002) and US$109.1 million in promissory notes. The promissory notes, which are interest-free, are payable in ten equal semi-annual installments.

                  ii. At the same time, AriaWest's debt has been restructured to the satisfaction of the Company, as required in the CSPA. Debt of US$99.07 million (including accrued interest) has been repaid on the closing date, and the Company has assumed from AriaWest debt of US$196.97 million under a new four-year Company's loan facility.

                  Related to the above-mentioned transaction, the balance of Advance Payment to the selling shareholder amounted US$21.75 million, and the balance of receipt deposit from KSO III amounted US$91.75, that recognized until June 30, 2003 will be adjusted in the next quarter.

         b. The Company is in process of completion audit of the Financial Statement for Year 2002 for the purpose to fulfill US SEC requirement in relation with the filing of Annual Report for Year 2002 (Form 20-F). Accounting firm (KAP) Drs. Hadi Sutanto & Rekan, an affiliate of Pricewaterhouse Coopers was appointed to conduct the audit.

56. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ITS SUBSIDIARIES AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

         The consolidated financial statements have been prepared in accordance with Indonesian GAAP, which differs in certain respects from U.S. GAAP.

         The significant differences are reflected in the approximations provided in Note 60 and arise due to the items discussed in the following paragraphs:

         a.       Termination Benefits

                  Under Indonesian GAAP, termination benefits are recognized as liabilities when certain criteria are met (e.g. the enterprise is demonstratively committed to provide termination benefits as a result of an offer made in order to encourage voluntary redundancy).

                  Under U.S. GAAP, the timing of recognition depends upon the nature of the Company's obligation to provide such benefits. For special termination benefits offered for only a short period of time, the Company's obligation is recognized upon the employees' acceptance of the offer. For contractual termination benefits, including those that are part of a substantive plan to provide termination benefits, the employer accrues the benefits when it is probable that employees will be entitled to the benefits and the amount can be reasonably estimated.

         b.       Foreign Exchange Differences on Property under Construction

                  Under Indonesian GAAP, the foreign exchange difference resulting from loans used to finance property under construction is capitalized. Capitalization of foreign exchange differences cease when the construction is substantially completed and the constructed property is ready for its intended use.

                  Under U.S. GAAP, foreign exchange differences are charged to current operations.

                                     -F-98-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

57. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ITS SUBSIDIARIES AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

         c.       Interest Capitalized on Property under Construction

                  Under Indonesian GAAP, one of the criteria for capitalizing interest cost into a qualifying asset (i.e. property under construction) is that the interest should be attributable to the qualifying asset.

                  Under U.S. GAAP, the borrowing need not be directly linked to the construction of a qualifying asset. Interest cost is capitalized on qualifying assets (i.e. property under construction) based upon the Company's overall effective interest rate and the average balance of qualifying assets for the period.

         d.       Revenue-Sharing Arrangements

                  Under Indonesian GAAP, property, plant and equipment built by an investor under revenue-sharing arrangements are recognized as property, plant and equipment under revenue-sharing arrangements in the books of the party to whom ownership in such properties shall be transferred at the end of the revenue-sharing period, with a corresponding initial credit to unearned income. The property, plant and equipment are depreciated over their useful lives, while the unearned income is amortized over the revenue-sharing period. The Company records its share of the revenues earned on a net basis.

                  Under U.S. GAAP, the accounting for revenue-sharing arrangements depends on whether or not the investor will receive a guaranteed minimum return. When there is no guaranteed investment return to the investors, the accounting treatment is similar to that under Indonesian GAAP. The property is depreciated, unearned income is amortized and the Company records its contractual share of the earnings for the period. When there is a guaranteed minimum return to the investors, the transaction is accounted for as the acquisition of property by the Company under a capital lease. In lieu of unearned income, the Company records a capital lease obligation equal to the fair value of the property. The capital lease obligation is increased by the guaranteed return and decreased by the investors share of earnings. The revenue is recorded gross.

         e.       Revaluation of Property, Plant and Equipment

                  While Indonesian GAAP does not generally allow companies to recognize increases in the value of property, plant and equipment that occur subsequent to acquisition, an exception is provided for revaluations made in accordance with Government regulations. The Company revalued its property, plant and equipment that were used in operations as of January 1, 1979 and January 1, 1987.

                  Under U.S. GAAP, property, plant and equipment may not be stated at more than their historical acquisition cost. The effect of the previous revaluations have fully reversed in 2002.

         f. Deferred Tax on Excess of Financial Reporting Basis Over Tax Basis of Subsidiaries

                  Under Inonesian GAAP, deferred tax liabilities are not recognized for the excess of the parent's carrying amount of its equity investment in a domestic subsidiary over its tax basis if the parent company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

                  Under U.S. GAAP, the excess of the parent's carrying amount of its equity investment in a domestic subsidiary over its tax basis is a temporary difference. However, if the tax law provides a means by which the investment can be recovered tax-free and the parent ultimately plans to utilize such means to recover its investment, the temporary difference is non-taxable and no deferred taxes are recorded. Generally, no benefit is recorded for the excess of a parent's tax basis in its subsidiary over its carrying amount for financial reporting purposes.

                                     -F-99-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

57. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ITS SUBSIDIARIES AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

         g.       Pension

                  The Company and a subsidiary, for purposes of Indonesian GAAP, use a method of accounting for pensions that is substantially consistent with the requirements of U.S. GAAP.

                  As stated in its pension plan regulations, the Company does not provide regular pension increases. However, in 1994 and 1998 (effective January 1, 1999), the Company provided for increases in pension benefits for pensioners, which were considered prior service costs. Based on PSAK No. 24, the prior service costs attributable to the increases in pension benefits for pensioners in 1994 and 1999, were directly charged to expense in those years. Under SFAS 87, such prior service costs should be deferred and amortized systematically over the estimated average future working periods of active employees (14.4 years in 1999 and 15.9 years in 1994).

                  The subsidiary is amortizing past service cost using the double-declining method for Indonesian GAAP, while under U.S. GAAP, past service cost is amortized using the straight-line method.

         h.       Share in Net Income of Associated Companies

                  The Company records its equity in net income of associated companies based on the associates' financial statements that have been prepared under Indonesian GAAP.

                  For U.S. GAAP reporting purposes, the Company conforms the associates earnings to U.S. GAAP prior to recording their share of earnings or loss. The primary difference has historically related to land rights held by associates.

         i.       Land rights

                  In Indonesia, the title of land rests with the State under the Basic Agrarian Law No. 5 of 1960. Land use is accomplished through land rights whereby the holder of the right enjoys the full use of the land for a stated period of time, subject to extensions. The land rights generally are freely tradable and may be pledged as security under borrowing agreements. Under Indonesian GAAP, land ownership is not depreciated unless it can be foreseen that the possibility for the holder to obtain extension or renewal of rights is remote.

                  Under U.S. GAAP, the cost of acquired land rights is amortized over the period the holder is expected to retain the land rights.

         j.       Stock Issuance Costs

                  Under Indonesian GAAP, stock issuance costs are deferred and amortized over a certain period of time. The Company amortized deferred stock issuance costs over five years using the straight-line method.

                  Effective 2000, the Capital Market Supervisory Agency (Bapepam) requires that stock issuance costs be recorded as part of additional paid-in capital.

                  Under U.S. GAAP, stock issuance costs are offset against the proceeds from the stock issuance.

         k.       Employee Bonuses

                  In 2000, a subsidiary (Telkomsel) has charged to retained earnings employee bonuses of Rp26,714 million.

                  Under U.S. GAAP, personnel and related costs, including bonuses are charged to income.

                                     -F-100-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

57. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ITS SUBSIDIARIES AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

         l.       Equipment to be Installed

                  Under Indonesian GAAP, equipment is depreciated beginning when the asset is ready for its intended use. Temporarily idle equipment or equipment that is awaiting installation is not depreciated.

                  Under U.S. GAAP equipment is depreciated when it is ready for its intended use. Equipment that is part of a network is depreciated when the network of the applicable component of the network is ready for its intended use. Temporarily idle equipment continues to be depreciated. When the equipment is expected to be idle for protracted periods, the equipment is written down to its estimated realizable value. If the equipment is held for sale, depreciation ceases. However, if the equipment is held for future use, depreciation continues.

         m.       Revenue Recognition

                  Under Indonesian GAAP, revenue from cellular service connection fees are recognized as income when the connection takes place (for postpaid service) or at the time of delivery of starter packs to distributors, dealers or customers (for prepaid service). Installation fees for wire line services are recognized at the time of installation.

                  Under U.S. GAAP, revenue from front-end fees are deferred and recognized over the longer of the expected term of the customer relationship or the contractual term. Costs incurred related to the installation or connection activities are deferred, but only to the extent of deferred revenues.

         n.       Goodwill

                  Under Indonesian GAAP, goodwill is amortized over the period expected to be benefited by the acquisition.

                  Under U.S. GAAP, goodwill is not amortized but rather subjected to a test for impairment.

         o.       Capital Leases

                  The criteria for a capital lease under Indonesian GAAP differ from U.S. GAAP. Under Indonesian GAAP, a lease is capitalized if the lessee has a fixed price purchase option, the lease provides for a return of the cost of the asset with profit thereon to the lessor, and the lease term exceeds two years.

                  Under U.S. GAAP, a lease is capitalized if there is an automatic transfer if ownership, a bargain purchase option, the lease terms is for 75% of the economic life of the asset or the lease payments are at least 90% of the fair value of the asset on a present value basis.

57. RECONCILIATION OF NET INCOME AND EQUITY DETERMINED UNDER INDONESIAN AND U.S. GAAP

         A summary of the significant adjustments to net income for the years ended June 30, 2001, 2002 and 2003 and to equity as of June 30, 2002 and 2003 which would be required if U.S. GAAP had been applied, instead of Indonesian GAAP, in the consolidated financial statements are set forth below:

                                     -F-101-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

57. RECONCILIATION OF NET INCOME AND EQUITY DETERMINED UNDER INDONESIAN AND U.S. GAAP (continued)

                                                                   2001              2002                2003
                                                                ----------         ----------         ----------
                                                                    Rp                Rp                 Rp
Net income according to the consolidated statements
     of income prepared under Indonesian GAAP                    1,720,508          3,359,218          3,784,267
                                                                ----------         ----------         ----------

U.S. GAAP adjustments - increase (decrease) due to:
     Pension                                                       (10,072)            (9,785)           (95,273)
     Capitalization of foreign exchange differences, net
         of related depreciation                                   (27,668)            88,055             35,401
     Interest capitalized on property under construction                               21,971             13,653
     Revenue-sharing arrangements                                    8,832             20,114                  -
     Revaluation of property, plant and equipment                    2,048              2,048                  -
     Equity in net income (loss) of associated companies            (7,288)                94                (87)
     Income tax effect on U.S. GAAP adjustments                     11,066            (11,598)            18,665
     Deferral of fees
     Amortization of landrights                                       (178)              (938)            (1,238)
     Deferred tax on share in net income of subsidiaries           (99,626)          (287,221)
     Early retirement benefits
     Deferred interconnection revenue                                                                    (20,959)
     Employee bonuses
     Others                                                                                                9,577
                                                                ----------         ----------         ----------

     Net adjustments                                              (122,886)          (177,260)           (40,261)
                                                                ----------         ----------         ----------

Approximate net income in accordance with
     U.S. GAAP                                                   1,597,622          3,181,958          3,744,006
                                                                ==========         ==========         ==========

Net income per share - in full Rupiah amount                        158.49             315.67             371.43
Net income per ADS (20 Series B shares per ADS) -
     in full Rupiah amount                                        3,169.89           6,313.41           7,428.58


                                     -F-102-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

57. RECONCILIATION OF NET INCOME AND EQUITY DETERMINED UNDER INDONESIAN AND U.S. GAAP (continued)

                                                                               2002                2003
                                                                            -----------         -----------
                                                                                Rp                  Rp
Equity according to the consolidated balance
     sheets prepared under Indonesian GAAP                                   10,439,471          16,319,441
                                                                            -----------         -----------
U.S. GAAP adjustments - increase (decrease) due to:
     Pension                                                                    110,106             156,785
     Capitalization of foreign exchange differences - net of related
         depreciation                                                          (762,819)           (707,845)
     Interest capitalized on property under construction-net                     37,275              73,372
     Revenue-sharing arrangements                                              (359,129)           (379,243)
     Revaluation of property, plant and equipment:
         Increment                                                             (664,974)           (664,974)
         Accumulated depreciation                                               663,093             664,974
     Equity in net loss of associated companies                                 (17,806)            (17,804)
     Deferred interconnection expense                                                               (87,363)
     Amortization of landrights                                                  (2,544)             (4,645)
     Deferred tax on share in net income of subsidiaries                       (287,221)                  -
     Early retirement benefits                                                                      714,884
     Deferred tax liabilities on U.S. GAAP adjustments                          312,726              39,997
     Others                                                                      (7,544)             17,599
                                                                            -----------         -----------
     Net adjustments                                                           (978,837)           (194,263)
                                                                            -----------         -----------

Approximate equity in accordance with U.S. GAAP                               9,460,634          16,125,178
                                                                            ===========         ===========

         With regard to the consolidated balance sheets and consolidated statements of income, the following significant captions determined under U.S. GAAP would have been:

                                                              2002               2003
                                                            ----------        ----------
                                                               Rp                 Rp
Consolidated balance sheets

     Current assets                                          9,301,014         8,985,191
     Noncurrent assets                                      25,416,124        32,014,975
                                                            ----------        ----------
     Total assets                                           34,717,138        41,000,166

     Current liabilities                                    11,763,271         9,074,682
     Noncurrent liabilities                                 12,190,507        11,903,600
                                                            ----------        ----------
     Total liabilities                                      23,953,778        20,978,282

     Minority interest in net assets of subsidiaries         1,302,726         3,896,706

Consolidated statements of income
     Operating income                                        5,070,121         6,338,579

                                     -F-103-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

58. ADDITIONAL FINANCIAL STATEMENT DISCLOSURES REQUIRED BY U.S. GAAP AND THE U.S. SEC

         The following information is presented on the basis of U.S. GAAP:

         a.       Income Tax

                  The reconciliation between the expected income tax provision in accordance with U.S. GAAP and the actual provision for income tax recorded in accordance with U.S. GAAP is as follows:

                                                           2001               2002              2003
                                                        ----------         ----------         ----------
                                                                               Rp                Rp
Approximate income before tax in accordance
     with U.S. GAAP                                      2,907,011          5,330,878          6,333,061
                                                         =========          =========          =========

Expected income tax in accordance with
     U.S. GAAP at statutory tax rates                      872,086          1,599,246          1,899,901
                                                         ---------          ---------          ---------

Effect of permanent differences at the enacted
     maximum tax rate (30%):
     Net periodic postretirement benefits cost              27,947              2,821             31,277
     Amortization of deferred interest                                                            48,678
     Employee benefits                                       5,066              5,679             16,669
     Permanent differences of the KSO Units                  4,164              1,327              5,758
     Revenue-sharing arrangements                           (2,826)              (386)                --
     Amortization of landrights                                                                    1,394
     Interest income which was already subjected
         to final tax                                     (109,744)           (49,828)           (48,444)
     Revaluation of property, plant and
         equipment *)                                         (614)              (614)
     Portion of subsidiaries' net income                                     (328,271)          (658,285)
     Deferred stock issuance costs *)
     Employee bonus
     Others                                                (21,846)            29,479             26,819
                                                         ---------          ---------          ---------

     Total                                                 (97,853)          (339,793)          (576,134)
                                                         ---------          ---------          ---------
     Deferred tax recognized on equity in
         net income of subsidiaries                        341,300            586,179            439,706
                                                         ---------          ---------          ---------
     Provision for income tax in accordance with
         U.S. GAAP                                       1,115,533          1,845,632          1,763,473
                                                         =========          =========          =========

*) The tax effects of the stock issuance costs and revaluation of property, plant and equipment are offset against stockholders' equity for U.S. GAAP purposes.

         Benefits enjoyed by pensioners fall under the category of benefits in kind which are non-deductible expenses under Indonesian tax laws.

                                     -F-104-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

58. ADDITIONAL FINANCIAL STATEMENT DISCLOSURES REQUIRED BY U.S. GAAP AND THE U.S. SEC (continued)

         b.       Fair Value of Financial Instruments

                  The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

                  Cash and cash equivalents and temporary investments

                  The carrying amount approximates fair value because of the short-term nature of the instruments.

                  Long-term liabilities - net of current maturities

                  The fair value of two-step loans are estimated on the basis of the discounted value of future cash flows expected to be paid, considering rates of interest at which the Company could borrow as of the respective balance sheet dates.

                  As of June 30, 2002 and 2003, the carrying amount of long-term liabilities each companies are Rp12,645,628 and Rp6,691,684.

                  For purposes of estimating the fair value of two-step loans, the Company has used the average Rupiah borrowing rates of 17.5%, the average U.S. Dollar borrowing rate of 4.7% on June 30, 2003 for the debt in other currencies, respectively. The fair value of suppliers' credit loans, bridging loan and long-term bank loan is estimated on the basis of discounted value of future cash flows expected to be paid is LIBOR 3 - 12 months and JIBOR 12 months on June 30, 2003 for loans in Rupiah and U.S. Dollar currencies respectively. Under the current environment, an estimate of the interest rates as of a point in time, given the significance of the Company's debt and the general unavailability of funds, is difficult.

                                     -F-105-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

58. ADDITIONAL FINANCIAL STATEMENT DISCLOSURES REQUIRED BY U.S. GAAP AND THE U.S. SEC (continued)

         b.       Fair Value of Financial Instruments (continued)

                  The estimated fair values of the Company and its subsidiaries' financial instruments are as follows:

                                                         Carrying           Fair
                                                          Amount            Value
                                                         ---------        ---------
                                                            Rp               Rp
2002:
Cash and cash equivalents                                4,526,668        4,526,668
Temporary investments                                      612,347          612,347
Long-term liabilities - net of current maturities
     Two-step loans                                      7,770,200        6,272,533
     Suppliers' credit loans                               274,845          243,627
     Bridging loan                                          79,052           66,646

2003:
Cash and cash equivalents                                3,955,169        3,955,169
Temporary investments                                       26,540           26,540
Long-term liabilities:
     Two-step loans                                      7,834,375        8,917,860
     Suppliers' credit loans                               459,749          459,749
     Bridging loan                                          75,020           75,020
     Bond                                                1,000,000        1,328,159
     Guaranteed notes payable                            1,242,750        1,534,778
     Bank loan                                             550,615          320,314
     Obligation under capital lease                            599              599
     Other                                                   9,150            9,150

                  The methods and assumptions followed to disclose the fair value are inherently judgmental and involve various limitations, including the following:

                  i. Fair values presented do not take into consideration the effect of future currency fluctuations.

                  ii. Estimated fair values are not necessarily indicative of the amounts that the Company and its subsidiary would record upon disposal/termination of the financial instruments.

         c.       Research and Development

                  Research and development expenditures, as determined under U.S. GAAP, amounted to approximately Rp3,469 million, Rp4,435 million and Rp4,034 million of June 30, 2001, 2002 and 2003, respectively.

                                     -F-106-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

58. ADDITIONAL FINANCIAL STATEMENT DISCLOSURES REQUIRED BY U.S. GAAP AND THE U.S. SEC (continued)

         d.       Valuation and Qualifying Accounts

                  The following summarizes the activities in the valuation and qualifying accounts:

                                                               Additions
                                        Balance at  ------------------------------
                                        Beginning   Charged to Cost     Unrealized                  Balance at
                                         of Year      and Expenses         Loss      Deductions     End of Year
                                        ---------   ---------------     ----------   ----------     ----------
                                           Rp             Rp                Rp           Rp             Rp
2002 (as restated - see Note 52):
Unrealized loss on decline in
   market value of marketable
    securities                               207              -             -             207               -
Allowance for doubtful accounts
    Trade accounts receivable
       Related parties                   325,930         88,596             -              20         414,546
       Third parties                     252,855         65,190             -          (3,029)        315,016
Allowance for inventory
    obsolescence                          48,997          2,187             -               -          51,184

2003:
Unrealized loss on decline in
    market value of marketable
    securities                               207              -             -             207               -
Allowance for doubtful accounts
    Trade accounts receivable
       Related parties                   325,930        250,444             -               -         576,374
       Third parties                     252,855        144,956             -          (3,029)        394,782
Allowance for inventory
    obsolescence                          48,997         36,750             -          31,952          53,795

         e.       Risks and Uncertainties

                  The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could be different from these estimates.

         f.       Derivative Financial Transactions

                  Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, is effective for all fiscal years beginning after June 15, 2000. SFAS 133, as amended by SFAS 138, Accounting for Certain Instruments and Certain Hedging Activities, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative.

                  The Company and its subsidiaries had no derivative contracts or contracts that require accounting under SFAS 133 and SFAS 138.

                                     -F-107-

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - Continued
JUNE 30, 2002 AND 2003, AND FOR SIX MONTHS ENDED JUNE 30, 2001, 2002 AND 2003 (Figures in tables are presented in millions of Rupiah, unless otherwise stated)

58. ADDITIONAL FINANCIAL STATEMENT DISCLOSURES REQUIRED BY U.S. GAAP AND THE U.S. SEC (continued)

         g.       Comprehensive Income

                  Comprehensive income - net of tax, as determined under U.S. GAAP of June 30, 2001, 2002 and 2003 amounted to Rp1,712,656 million, Rp3,379,898 million and Rp 6,232,457 million, respectively.

                  Adjustments to net income to arrive at comprehensive income include the increase in investments as a result of foreign currency translation of associated companies and unrealized losses on decline in value of securities.

         h.       Recent Accounting Pronouncements

                  i. SFAS No.145, "Revision of FSAB Statements No.4, 44 and 64, Amendment of FASB Statement 13, and Technical Corrections"

                           Among other technical corrections, SFAS No.145 eliminates the absolute requirement to classify gains or losses from the early extinguishment of debt as extraordinary. SFAS No.145 will be effective in fiscal 2003 and should have no impact on the Company's U.S. GAAP reconciliation.

                  ii. SFAS No.146 "Accounting for Costs Associated with Exit or Disposal Activities"

                           This statement now requires that a liability be recognized when the liability is incurred. Previously, a liability for exit costs was recognized at the date of an entity's commitment to an exit plan. SFAS No.146, which is effective in fiscal 2003, could have an impact on the U.S. GAAP reconciliation depending upon the level of exit activities.

                  iii.     SFAS No. 148, "Shares-based Compensation and
                           Disclosure"

                           SFAS No. 148 provides alternative method of expenses transition to fair value method and required disclosure of stock option.

                  iv. FASB Interpretation No. 46 ("FIN 46"), "Variable Interest Entities Consolidation"

                           FIN 46 provides guidance for entities consolidation without consideration to number of ownership. FIN No. 46 will be valid in year 2003, however since the Company did not own ownership in variable interest entity, therefore this will not affecting U.S. GAAP reconciliation.

59.      REPLACEMENT OF FINANCIAL TRANSACTION DATA PROCESSING SYSTEM

         Effective January 1, 2002, the Company implemented System Application and Product ("SAP"), a software package for each financial transaction data processing system, replacing Computer Associate General Ledger ("CAGL").

         The conversion to SAP has not affected the consistency of presentation between years.

                                     *******

                                     -F-108-